
Southern Company

2021 Notice of Annual Meeting of Stockholders and Proxy Statement

Wednesday, May 26, 2021 at 10:00am ET
Virtual Annual Meeting of Stockholders

Our Mission

Building the future of energy

For more than a century, we've been providing clean, safe, reliable and affordable energy to the customers and communities we're privileged to serve. Through industry-leading innovation and a commitment to a net-zero future, we're delivering sustainable and resilient energy solutions that help to drive growth and prosperity.

Our Values

How we do our work is just as important as what we do. Our uncompromising values are key to our sustained success. They guide our behavior and ensure we put the needs of those we serve at the center of all we do.

At Southern Company, Our Values will guide us to make every decision, every day, in the right way.

Safety First	We believe the safety of our employees and customers is paramount. We will perform and maintain every job, every day, safely.
Unquestionable Trust	Honesty, respect, fairness and integrity drive our behavior. We keep our promises, and ethical behavior is our standard.
Superior Performance	We are dedicated to superior performance throughout our business. We will continue our strong focus on innovative solutions, improving how we run our business and our commitment to environmental stewardship.
Total Commitment	We are committed to the success of our employees, our customers, our stockholders and our communities. We fully embrace, respect and value our differences and diversity.

Our Code of Ethics

Our Code of Ethics defines our culture. It guides behavior and makes Our Values come to life every day. These ethical guidelines apply to all of us and remind us that how we do our jobs is just as important as what we do.

▶ Learn more at *www.southerncompany.com/about/governance/values-and-ethics.html*

Southern Company is a holding company that conducts its business through its subsidiaries; accordingly, unless the context otherwise requires, references in this proxy statement to Southern Company's operations, such as generating activities, GHG emissions and employment practices, refer to those operations conducted through its subsidiaries.

See Definitions of Key Terms on page 119 for many key terms and acronyms used in this proxy statement.

Letter from our Chairman and Chief Executive Officer

Dear Fellow Stockholders:

You are invited to attend the Southern Company 2021 Annual Meeting of Stockholders at 10:00 a.m., ET, on Wednesday, May 26, 2021. We will be conducting the annual meeting online for the safety of our stockholders, employees and other attendees. See page 110 for information about how to participate in the virtual annual meeting.

By almost any measure, 2020 was a remarkable and challenging year none of us will soon forget. Our nation, our communities and our Company were tested in ways we could not have imagined. Despite the advent of a global pandemic and an exceedingly busy storm season, our business model demonstrated substantial resilience as we delivered outstanding service to customers, provided excellent operational reliability and achieved strong financial performance.

Excel at the Fundamentals

Nothing is more fundamental to our business than keeping the lights on and fueling our communities. Our state-regulated electric and gas subsidiaries constantly strive to provide a world-class customer experience. Despite the numerous challenges presented by a global pandemic, we demonstrated our agility and ability to rapidly adapt the way we do business.

The record- breaking 2020 hurricane season produced 30 named storms, including 13 hurricanes in a 6-month season. Following these storms, our teams quickly and safely restored electricity and gas service to millions in our system's service territory and across the eastern half of the U.S. while adhering to COVID-19 safety protocols.

Strong Financial Performance Despite the Many Challenges

While revenues were meaningfully lower in 2020 due to the COVID-19 pandemic, we implemented thoughtful cost containment measures across the system to help mitigate the impact of reduced kilowatt hour sales. As a result, we were able to achieve strong adjusted earnings per share and we increased our dividend for the 19th consecutive year. We also effectively executed our capital plan and maintained solid credit ratings across the system. During 2020, Southern continued to deliver positive stockholder returns despite significant market volatility.

Continued Progress at Plant Vogtle Construction Project

Construction of the two new nuclear units at Georgia Power's Plant Vogtle continued to see steady progress in 2020. New health and safety protocols were instituted, which allowed work to continue with enhanced safety precautions.

A number of major milestones were accomplished in 2020, including cold hydro testing for Unit 3, the certification of more than 60 plant operators and receipt of the first nuclear fuel shipment for Unit 3. When completed, the two units will feature new state-of-the-art AP1000 reactors. Once operating, these units are expected to provide carbon-free power for more than 500,000 homes and businesses.

> "At Southern Company, we are bullish on the future. We acknowledge the challenges before us, but we see them as opportunities. Our answer to these challenges must always be "yes, and." *Yes*, we acknowledge the challenge, *and* we are committed to finding a solution."

Value and Develop Our People

In 2020, we placed great emphasis on the well-being of our workforce, including those in the field and those working from home. We further enhanced our physical, financial and emotional/social health offerings to support our employees' needs amid the pandemic. We also maintained training, mentoring, leadership and workforce development programs, despite the remote working environment for many. Importantly, we continue to evaluate and modernize our programs to help ensure they attract, engage, include and retain the workforce necessary for today and tomorrow.

Events in 2020 also highlighted the racial inequality that persists in America. For years, striving toward equity has been a part of our focus on building a healthy culture. Southern Company is committed to an equitable and inclusive workplace that mirrors the diverse communities we serve, and we are working diligently to prevent inequities in our companies and help ensure a fair and just culture, from the boardroom to the front lines. We have refocused our efforts toward a more holistic goal of diversity, equity and inclusion, helping to ensure all groups are welcomed, well represented, engaged and fairly treated throughout the organization.

Setting a Net Zero Target

In 2020, we announced an ambitious new goal to achieve net zero greenhouse gas (GHG) emissions by 2050. Southern Company will continue to use a portfolio approach as we seek to decarbonize. We expect our path to net zero to be comprised of several elements including continued coal transition, utilization of natural gas to enable fleet transition, further growth in our portfolio of zero-carbon resources, negative carbon solutions, enhanced energy efficiency initiatives and continued investment in R&D focused on clean energy technologies.

Our Values are Key to our Long-Term Success

Safety First confirms that the safety of our employees and customers is paramount, even as we contend with the coronavirus. *Unquestionable Trust* speaks to our standard of honesty, respect, fairness and integrity in all we do. *Superior Performance* informs our resolve to sustain operational excellence. *Total Commitment* demands that we fully embrace, respect and value our differences and diversity as we work for social justice. These values have served us well for many years, and they will continue to guide us through these challenging times.

We believe Southern Company is well-positioned to deliver on its value proposition as our customer-and community-focused business model continues to serve us well across the enterprise. We look forward to serving customers with excellence for years to come.

Your vote is important. We urge you to vote as soon as possible by internet or by telephone or, if you received a paper copy of the proxy form by mail, by signing and returning the proxy form.

We are grateful for your continued support of Southern Company.



Thomas A. Fanning

Thomas A. Fanning
Chairman, President and
Chief Executive Officer
April 12, 2021

Letter from our Independent Directors

Dear Fellow Stockholders:

As independent Directors, we strive to govern Southern Company in a prudent and transparent manner with a commitment to sound governance principles. We thank you for your confidence in us, as your representatives.

Oversight of Long-Term Strategy

One of our Board's primary responsibilities is overseeing Southern Company's strategy of maximizing long-term value to stockholders through an employee-, customer-, community- and relationship-focused business model.

At each Board meeting and during our regular strategy sessions, we contribute to management's strategic plan by engaging senior leadership in robust discussions about overall strategy, business priorities and material long-term risks and growth opportunities.

In 2020 and continuing today, the COVID-19 pandemic has presented unique challenges, but we are proud of how the Company has responded and the resilience we have seen across the organization. We actively sought to support management as it prioritized the health and safety of our customers, neighbors and employees, while continuing to provide clean, safe, reliable and affordable energy. This past year also made clear that the struggle for racial equality continues. As a Board, we strongly supported the management team as they made clear Southern's commitment that racism will not be accepted, ignored or dismissed.

Throughout the year we continued our focus on the construction of Plant Vogtle Units 3 and 4, which included added complexity presented by the pandemic. We also continued our robust dialogue with management on economically decarbonizing the Southern Company system's diverse generating fleet and the risks and opportunities for Southern in a low-carbon future. These efforts resulted in the May 2020 update of our long-term GHG emissions reduction goal to net zero emissions by 2050 and the September 2020 publication of the *Implementation and Action Toward Net Zero* report. In addition, we maintained our focus on core operations, constructive regulatory relationships and employee safety and well-being.

By helping management address near-term priorities and obstacles while maintaining a long-term outlook, we are best able to support our common goal of creating enduring long-term value for customers, employees and stockholders alike. Our Board has been and will continue to be committed to the oversight of long-term strategy for the enterprise.

Corporate Governance and Risk Oversight

We remain focused on Board refreshment, Board diversity and meaningful Board succession planning. We have a leading search firm engaged to assist our evergreen search for Board candidates. Since March 2018, we have added four new independent Directors and three directors have retired. In 2020, we welcomed Colette D. Honorable to our team of Directors. Her extensive energy policy and regulation experience are additive to our Board. Effective at the annual meeting, Steven R. Specker and Jon A. Boscia will retire from the Board, and we thank them for their years of dedicated service. The Board aims to further refresh its membership in the coming years, including a continued focus on diverse candidates.

During 2020, we undertook a review of the collective qualifications, skills, attributes and experience that we desire on the Board with the aim of ensuring that they are aligned with oversight of long-term strategy and related risks and opportunities.

We continued to oversee risk for the enterprise through our six standing committees and as a full Board. Each committee provides ongoing oversight for the most significant risks designated to it, reports to the Board on its oversight activities and elevates review of risk issues to the Board as appropriate. For many key strategic issues, including climate risk, each Board committee considers issues within the scope of its responsibilities, and we have taken steps to promote the Board's overall oversight as both deep and coordinated.

Stockholder Engagement

We maintained our focus on regularly communicating with our stockholders to better understand their viewpoints, gather feedback regarding matters of investor interest and help them understand how we approach our oversight role at Southern. We appreciate that stockholders have a growing list of governance and sustainability topics they wish to discuss and that direct engagement with independent Directors on behalf of the Board is a priority. We remain committed to effective engagement with our investors.

In 2020, independent Directors directly engaged (without the CEO present) with stockholders representing about 25% of our outstanding shares. The primary topics discussed included our pandemic response, how the Board oversees our strategy to reduce carbon emissions, executive compensation and human capital management.

Thank you for the trust you place in us. We are grateful for the opportunity to serve Southern Company on your behalf.

Dr. Janaki Akella

Juanita Powell Baranco

Jon A. Boscia

Henry A. Clark III

Anthony F. Earley, Jr.

David J. Grain

Colette D. Honorable

Donald M. James

John D. Johns

Dr. Dale E. Klein

Dr. Ernest J. Moniz

William G. Smith, Jr.

Dr. Steven R. Specker

E. Jenner Wood III

Notice of Annual Meeting of Stockholders of Southern Company



DATE AND TIME
Wednesday, May 26, 2021
10:00 a.m., ET



ACCESS THE ANNUAL MEETING
Stockholders may participate in the virtual annual meeting by logging in at *www.virtualshareholdermeeting.com/SO2021*



RECORD DATE
Stockholders of record at the close of business on March 29, 2021 are entitled to attend and vote at the annual meeting. On that date, there were 1,059,661,292 shares of common stock of Southern Company outstanding and entitled to vote.

On April 12, 2021, these proxy materials and our annual report are being mailed or made available to stockholders.

Items of Business

Stockholders are being asked to vote on the agenda items described below and to consider any other business properly brought before the 2021 annual meeting and any adjournment or postponement of the meeting.

1	Elect 13 Directors
2	Conduct an advisory vote to approve executive compensation
3	Approve the 2021 Equity and Incentive Compensation Plan
4	Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2021
5	Approve an Amendment to the Restated Certificate of Incorporation to Reduce the Supermajority Vote Requirement to a Majority Vote

Every Vote is Important to Southern Company

We have created an annual meeting website at *southerncompanyannualmeeting.com* to make it easy to access our 2021 annual meeting materials. At the annual meeting website you can find an overview of the items to be voted, the proxy statement and the annual report to read online or to download, as well as a link to vote your shares.

Even if you plan to participate in the virtual annual meeting, please vote as soon as possible by internet or by telephone or, if you received a paper copy of the proxy form by mail, by signing and returning the proxy form.



Vote by Mail

If you received a paper copy of the proxy form by mail, you can mark, sign, date and return the proxy form in the enclosed, postage-paid envelope.



Vote by Internet or Telephone

Voting by internet or by telephone is fast and convenient, and your vote is immediately confirmed and tabulated.

Internet *www.proxyvote.com* (24/7) **Telephone** 1-800-690-6903 (24/7)

By Order of the Board of Directors.
April 12, 2021

Important Notice Regarding the Availability of Proxy Materials for the 2021 Annual Meeting of Stockholders to be held on May 26, 2021: The proxy statement and the annual report are available at *investor.southerncompany.com*.

In light of the ongoing COVID-19 pandemic, for the safety of our stockholders, employees and other attendees, and taking into account recent federal, state and local guidance that has been issued, we have determined that the 2021 annual meeting will be held in a virtual meeting format only via the internet. There will be no physical location for stockholders to attend.

Stockholders will be able to participate in the virtual annual meeting, vote and submit questions from any location via the internet by logging in at *www.virtualshareholdermeeting.com/SO2021*, and by entering the 16-digit control number on your proxy card, voting instruction form or Notice of Internet Availability you previously received. Stockholders who do not receive a 16-digit control number should consult their voting instruction form or Notice of Internet Availability and may need to obtain a legal proxy in advance of the virtual annual meeting in order to participate. A list of our stockholders of record will be made available to stockholders during the virtual annual meeting at the same link. Please see page 110 for more information.

Our Company

We are one of America's premier energy companies, with 42,000 megawatts of electric generating capacity and 1,500 billion cubic feet of combined natural gas consumption and throughput volume serving 9 million customers through our subsidiaries, a competitive generation company serving wholesale customers across America and a nationally recognized provider of customized energy solutions, as well as fiber optics and wireless communications.

42,000 MW
of generating capacity

Capabilities in

50 States

9 Million
customers

Approximately

28,000
employees

7
electric & natural gas utilities

Major Subsidiaries

 **Alabama Power**

1.5 million electric utility customers

 **Southern Power**

11,920 MW of wholesale solar, wind, natural gas and clean alternative technology provider in 13 states

 **Southern Linc**

Wireless communications service

 **Georgia Power**

2.6 million electric utility customers

 **PowerSecure**

A national leader in distributed infrastructure technologies doing business nationwide

 **Southern Company Gas**

4.3 million natural gas distribution customers across four state-regulated, wholesale and retail energy businesses and gas storage facilities in the U.S.

▶ Atlanta Gas Light (GA)   ▶ Nicor Gas (IL)
▶ Chattanooga Gas (TN)   ▶ Virginia Natural Gas (VA)

 **Mississippi Power**

188,000 electric utility customers

 **Southern Nuclear**

An innovative leader among the nation's nuclear energy industry

See the inside back cover of this proxy statement for a map of our service territories.

Our Strategy

We are one of America's premier energy companies, delivering clean, safe, reliable and affordable energy to our electric and natural gas customers through our state regulated utilities. Our strategy is to maximize long-term value to stockholders through a customer-, community- and relationship-focused business model that is designed to produce sustainable levels of return on energy infrastructure.

Our Decarbonization Efforts

Southern Company is committed to providing clean, safe, reliable and affordable energy, with a focus on reducing GHG emissions. **Since 2007, the percentage of energy generated from coal across our system has decreased approximately 75% and the percentage of energy generated from carbon-free sources has increased 113%.**



Annual Energy Mix*

| | Renewables/Other | Nuclear | Natural Gas | Coal |

2007 (Baseline)	1%	14%	16%	69%
2018	11%	15%	47%	27%
2019	12%	16%	50%	22%
2020	15%	17%	51%	17%

* Annual energy mix represents all of the energy the Southern Company system uses to serve its retail and wholesale customers during the year. It is not meant to represent delivered energy mix to any particular retail customer or class of customers. Annual energy mix percentages include non-affiliate power purchase agreements.

Renewables/Other category includes wind, solar, hydro, biomass and landfill gas.

With respect to certain renewable generation and associated renewable energy credits (RECs), to the extent an affiliate of Southern has the right to the RECs associated with renewable energy it generates or purchases, it retains the right to sell the energy and RECs, either bundled or separately, to retail customers and third parties.

Our 2020 Performance

Outstanding Response and Resiliency During Unprecedented Times

Despite extraordinary circumstances in 2020 due to the COVID-19 pandemic and an exceedingly busy storm season, our business model demonstrated substantial resilience, delivering outstanding service to customers, providing excellent operational reliability and achieving strong financial performance. We were well-prepared to quickly adjust and executed COVID-19 pandemic plans across all businesses, maintaining the Southern Company system's critical operations while also emphasizing employee, customer and community safety.

▶ A top priority was to keep our employees healthy and safe, all while continuing to provide clean, safe, reliable and affordable energy for our customers. One of our best assets is the reliability and resiliency of our workforce.

▶ We rapidly procured and deployed necessary protective equipment and implemented effective safety protocols.

▶ Our operations and customer service teams continued to provide essential services to customers.

▶ We found solutions for many of our teams to work remotely, and we devised new communication strategies that allowed us to connect with our workforce and external stakeholders in a whole new way.

▶ We did not reduce our employee workforce or reduce pay for our employees, nor did we adjust the metrics and goals in our annual and long-term incentive compensation plans in response to the COVID-19 pandemic.

Delivered Strong Financial Results and Created Value for Stockholders

Our goal is to deliver long-term value to stockholders with appropriate risk-adjusted TSR. **During 2020, we made thoughtful, effective adjustments to our business that allowed us to weather the COVID-19 pandemic. By continuing to prioritize the well-being of our employees, customers and communities, we maintained our strong track record of reliability, Georgia Power made meaningful progress at Plant Vogtle Units 3 and 4 and we successfully executed our financial plan.**

▶ We reported strong EPS performance, with adjusted EPS above the top end of our guidance range for 2020. While revenues were meaningfully lower in 2020 due to the COVID-19 pandemic, we implemented thoughtful cost containment measures across the system to help mitigate the impact of reduced kilowatt hour sales.

▶ We increased our dividend for the 19th consecutive year, with dividend yield as of year-end 2020 at 4.1%.

▶ We effectively executed our capital plan, maintained solid credit ratings across the system and continue to foresee no need for equity issuances in the capital markets through 2025.

Reduced GHG Emissions and Committed to Net Zero by 2050

Our strategy includes the continued development of a diverse portfolio of energy resources to serve customers and communities reliably and affordably with a focus on reducing GHG emissions.

▶ In 2018, we were one of the first U.S. utilities to set bold, industry-leading goals to reduce GHG emissions. In 2020, we updated our long-term decarbonization goal to net zero by 2050 and indicated that we expect to sustainably achieve our 2030 goal of 50% GHG emissions reduction well in advance of 2030 and possibly as early as 2025.

▶ In 2020, we reported that our GHG emissions decreased by 52% since 2007, compared to the decrease we reported in 2019 of 44% since 2007. Our generation from coal dropped to 17% in 2020, compared to 22% in 2019 and 69% in 2007. The reduction in GHG emissions from 2019 to 2020 was primarily driven by milder weather, decreased customer energy usage resulting from the COVID-19 pandemic and the continued transition to lower-emitting and zero carbon resources.

▶ The work of planning, transitioning and operating our system to meet our decarbonization goals will require continued active and constructive engagement with government officials, investors and a wide variety of other public and private stakeholders. Our success will require the support of policies that encourage and advance innovation while protecting the affordability, reliability and resilience of the service we provide to our customers.

Earnings per Share ($)



□ Reported EPS   ■ Adjusted EPS*

Dividends Paid per Share ($)



Increased
8 cents
in 2020

Paid
$2.7B
to stockholders in 2020

* For a reconciliation of adjusted EPS to EPS under GAAP, see page 115.

Our TSR significantly outperformed the Philadelphia Utility Index and the Dow Jones Industrial Average for the three-year period ended December 31, 2020. This is primarily due to the 51.6% TSR result for 2019. During 2020, we continued to deliver positive stockholder returns despite significant market volatility. We have reliably demonstrated strong TSR performance over the long-term 25 year period.

Total Shareholder Return (Annualized)

	1-Year	3-Year	5-Year	25-Year
Southern Company	0.66 %	13.64 %	10.57 %	11.03 %
Philadelphia Utility Index	2.72 %	10.45 %	12.29 %	8.82 %
S&P 500 Index	18.39 %	14.13 %	15.19 %	9.54 %
Dow Jones Industrial Average	9.72 %	9.87 %	14.62 %	9.91 %

* Source: Bloomberg using quarterly compounding as of December 31, 2020.

Continued Progress at Georgia Power's Plant Vogtle Units 3 and 4 Construction Project

At Plant Vogtle Units 3 and 4, major milestones were completed despite significant impacts from the pandemic on our workforce and site construction productivity.

▶ Strong leadership at the site allowed us to move quickly to establish effective COVID-19 protocols. We engaged independent medical advisors to guide our actions and reduce the possible spread of the virus and consulted closely with the U.S. Nuclear Regulatory Commission, the project's co-owners and local and state authorities. The president of North America's Building Trades Unions commended us for going above and beyond the call of duty to help keep their members on the project site safe and healthy.

▶ Though productivity at the site slowed because of the pandemic and the total estimated cost to complete rose by $325 million, major milestones were achieved during 2020 including cold hydro testing at Unit 3 and control room ready for testing at Unit 4.

Excelled at the Fundamentals

Our operating subsidiaries continued to rank in the top quartile on the Customer Value Benchmark Survey and were recognized among the most highly rated utilities for customer satisfaction and for best practices in COVID-19 Customer Communication by J.D. Power.

▶ Despite the pandemic, we maintained outstanding operational performance throughout the year, with rapid service restoration following major storms and tornadoes in the Southeast and exceptional reliability in natural gas delivery. Georgia Power received a StormReady Supporter certification from the National Weather Service, indicating its commitment to the community to be prepared for severe weather events.

▶ We continued to enhance our cyber and physical security programs and operational resiliency through targeted technological deployments and all-hazards planning and testing.

▶ In addition to our focus on health and safety during the pandemic, we continued our long-term commitment to employee safety by concentrating efforts on safety processes, safety culture and risk reduction to prevent injuries.

Our Environmental and Social Highlights

Our GHG Reduction Goals

In 2018, we set an interim goal to reduce system-wide GHG emissions by 50% by 2030 (from 2007 levels) and a long-term goal of low- to no- carbon emissions by 2050. Since 2018, the discourse around decarbonization efforts in the U.S. and beyond, including with our Board and stakeholders, has evolved to incorporate concepts related to negative carbon technologies. In 2020, as a result of this evolution and our evaluation of opportunities to incorporate net zero concepts into our long-term strategy, **we updated our long-term GHG emissions reduction goal to net zero emissions by 2050**.

We believe our path to net zero by 2050 will be achieved through:

▶ Continued coal transition

▶ Utilization of natural gas to enable fleet transition

▶ Further growth in portfolio of zero-carbon resources

▶ Negative carbon solutions

▶ Enhanced energy efficiency initiatives

▶ Continued investment in R&D focused on clean energy technologies

In 2020, we achieved a 52% reduction in GHG emissions driven by a combination of reduced demand due to the pandemic, mild weather and the continued deployment of zero-carbon resources. We expect to reach a sustainable reduction of 50% by 2025, or possibly earlier.

Protecting our Workforce Throughout 2020

In 2020, we faced a global health pandemic, an economic downturn and social and political unrest that impacted our communities and our nation. These events placed mental, physical and financial burdens on many of our employees.

Throughout the year and into 2021, we faced each issue head-on and established a robust communication pipeline that kept employees informed and updated about issues facing the Company and the community.

▶ In response to the pandemic, we developed a pandemic playbook for Southern Company that was ultimately leveraged and deployed by several peer utilities. Key elements included extensive CDC-compliant safety programs at our operational sites, coverage of all COVID-19 testing through our benefit plans and new well-being toolkits with resources addressing stress management, exercising, healthy eating and working from home.

Our Goals



2050 Net Zero GHG Emissions



2030 50% Reduction

Our Progress



2020	**2019**
52%	44%
Reduction	Reduction



2007
GHG Emissions Baseline

Board Oversight of ESG

Our Board is engaged in overseeing our business strategies and related risks and opportunities, which includes ESG topics. Our Committee structure facilitates oversight of issues that impact many areas of our business. Committees report out to the full Board on key issues. Examples of ESG oversight include:

▶ The Operations, Environment and Safety Committee has primary oversight of strategies to reduce carbon emissions, fleet transition system reliability and safety.

▶ The Finance Committee has primary oversight over capital investment, including alignment with our climate objectives.

▶ The Compensation and Management Succession Committee has primary oversight over human capital management, including our diversity, equity and inclusion initiatives.

▶ The Nominating, Governance and Corporate Responsibility Committee has primary oversight over the Company's practices and positions to advance its corporate citizenship, including environmental, sustainability and corporate social responsibility initiatives.

$1.5 billion
in diverse spend

We spend approximately $1.5 billion annually with diverse suppliers, representing approximately 25% of sourceable procurement spend.

200,000
volunteer hours

In an average year, our retirees and employees dedicate approximately 200,000 hours of volunteer service to improve the communities we serve.

$65 million
in total giving

We make direct corporate contributions and endow and fund independent, non-profit company foundations that contribute to arts and culture, health and human services, civic and community projects, safety, education and the environment. Total giving across the system typically exceeds $65 million annually.



▶ We have utilized new 401(k) and healthcare legislation to help ensure employee financial stability during the pandemic. We leveraged our existing innovative and comprehensive benefit programs and technologies for quick and easy remote access to physical, mental and financial help.

▶ Throughout the year, we continued regular communication with employees throughout the organization, including town hall meetings led by our CEO and the CEOs of our operating subsidiaries and regular emails providing updates with reminders of key benefits and descriptions of new well-being toolkits.

▶ Racism has no place in our Company nor in our communities. We acknowledge that we must do our part, and that starts with our employees, customers and partners. During 2020, we moved quickly to enhance our efforts to address racial equity as described below, and we recognize that this work must continue in 2021 and beyond.

▶ In addressing the 2020 elections and events that followed, including in early 2021, we communicated with our employees and stakeholders that our belief in government, respect for the democratic process and adherence to the rule of law always have been part of our core principles. We are constantly evaluating our engagement efforts with policy makers to ensure they are informed by these ideals and adhere to the uncompromising values we follow as a business – honesty, respect, fairness, integrity and the value of diversity.

We are a Citizen Wherever We Serve

We are committed to supporting and improving our communities while conducting business with honesty, integrity and fairness. In 2020, our commitments to safety, outreach and engagement allowed us to quickly respond to needs in our communities arising from the pandemic.

▶ Our operating companies worked closely with customers offering special payment plans for those with past-due account balances and delaying disconnects.

▶ We implemented health protocols that helped our field employees protect themselves, our customers and communities while continuing to provide essential electric and gas services and maintain reliability.

▶ We are working with relief organizations in several states to help lessen the health, community and economic impacts of COVID-19. Southern Company and its subsidiaries are targeting a COVID-19 relief commitment of nearly $10 million in foundation and other charitable contributions in the areas of food insecurity, homelessness and displaced workers. In addition to financial support, our employees have logged thousands of volunteer hours to assist those impacted by the pandemic.

Our Commitment to Racial Equity

In 2020, we strengthened our holistic approach to diversity, equity and inclusion and focused on building a healthy and diverse culture, as described in Our Human Capital Beliefs on page 8. We are also proud of our ongoing commitment to foster racial justice. We are committed to be a role model among companies forging change.

Following events last year highlighting racial injustice in our society, we have developed a framework, posted on our website, which confirms our collective commitment to racial equity. Key efforts include:

▶ **Talent:** Committing to a diverse, equitable and inclusive workplace to better serve our customers and communities; increase and improve outreach, recruitment, hiring and retention of diverse groups at all levels of the workforce; help ensure equity in leadership development programs; and seek diverse candidate slates for all positions, including management roles

▶ **Culture:** Committing to promote an actively anti-racist culture and to help ensure that all groups, and especially historically underrepresented and marginalized groups, are well-represented, included and fairly treated within all levels of the organization and that everyone feels welcomed, valued and respected

- **Community:** Committing $200 million over five years to advance racial equity and social justice in our communities with a focus on criminal justice reform, economic empowerment and the advancement of educational equality. This includes a planned donation of $50 million to historically black colleges and universities (HBCUs) in our service territories. As part of this commitment, the Southern Company Foundation announced a partnership with Apple with each company investing $25 million to launch the Propel Center, a new digital learning hub, business incubator, and global innovation headquarters located in Atlanta for students of HBCUs throughout the nation.
- **Political Engagement:** Advocating for racial equity through our political engagement, policy positions and ongoing public dialogues
- **Suppliers:** Aiming to increase our minority business enterprise spend to 20% and total diverse spend to 30% by 2025 and committing to developing and doing business with more Black-owned businesses in our industry and communities

Our Commitment to Transparency

We recognize the value our investors and stakeholders place on transparency, and we are committed to continued enhancements. In September 2020, we published an updated climate report, *Implementation and Action Toward Net Zero*, which included disclosure responsive to recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), and we added a number of disclosures to our website over the last year in response to investor feedback. These new additions include disclosure aligned to TCFD, the standards of the Sustainability Accounting Standards Board (SASB) and the Edison Electric Institute (EEI) ESG/ Sustainability Reporting Template.

We actively review reports and ratings issued by ESG data providers and identify disclosures that can inform their analyses. As a result of these efforts, we have seen an increase in our ratings over the past few years.

- Our MSCI ESG rating has improved from BBB to AA.
- We earned a score of A- from the CDP Climate Change Disclosure for our environmental transparency and leadership within the North America region and thermal power generation sector. This represents a significant improvement since we restarted reporting to CDP in 2018.

We continue to engage with our investors and stakeholders to focus on providing meaningful disclosures.

Our Sustainable Financing Framework

In January 2021 we became the first large cap utility in the U.S. to publish a Sustainable Financing Framework, and in the first quarter our subsidiaries issued both Green and Sustainable bonds totaling $1.15 billion in principal amount. This framework highlights Southern's ongoing commitment to a wide range of sustainability and social issues and should allow us to leverage our work in these areas to help optimize our balance sheet and benefit customers.

- In January 2021, Southern Power issued a $400 million green bond with net proceeds to be allocated to fund development of its robust renewables energy portfolio.
- In February 2021, Georgia Power issued the first sustainability bond for a domestic utility in the United States. With net proceeds of approximately $743 million to be allocated to fund sustainable projects such as our spending with diverse and small business suppliers and our investments in renewable energy projects, the bond aligns with our ongoing commitments to the community and the continued growth of Georgia Power's solar portfolio, one of the largest voluntary renewable portfolios in the country.


Implementation
and action toward
net zero


Southern Company
SASB Content Index


Southern Company
TCFD Content Index


Southern Company
2020
EEI ESG/Sustainability
Reporting Template

$3.9 billion
in green bonds

The Southern Company system has issued a combined total of nearly $3.9 billion in green bonds, which ranks within the top five among all U.S. corporate green bond issuers

Our Human Capital Beliefs

Southern Company's foundation is built on being a citizen wherever we serve. We are fully engaged with and committed to the success of employees, customers, stockholders and communities. Our Values foster a diverse, inclusive, equitable and innovative culture so that employees can execute our business strategy with agility and accountability.

▶ We believe in and invest in the well-being of our employees through a total rewards strategy that includes competitive salary, annual incentive awards for almost all employees* and health, welfare and retirement benefits designed to encourage physical, financial and emotional/social well-being.

▶ Development and retention of our talent is a priority. The addition of external hires augments our existing workforce as we seek to meet changing business needs, address any critical skill gaps and supplement and diversify our talent pipelines.

▶ We are proud of our positive relationships with labor unions and support the rights to collective bargaining and freedom of association.

▶ We support human rights and are opposed to all forms of forced labor, child labor and other human rights abuses.

▶ Our employees, suppliers and partners are expected to act in a manner consistent with Our Values, Our Human Capital Beliefs, Our Code of Ethics and U.S. and international law.

* Certain employees are not eligible for our incentive program due to collective bargaining agreements.

Our Human Capital Pillars

 *Diversity, Equity & Inclusion*

▶ We are committed to a diverse, equitable and inclusive workplace to better serve our customers and communities.

▶ Our strategy for recruiting, hiring, retaining and developing employees includes a deliberate focus on diversity, equity and inclusion.

▶ We integrate continuous feedback from employees to refine our commitments and actions.

Diversity makes us stronger and provides a competitive advantage

▶ Adopted new commitments to attract, engage, include and retain a diverse workforce

▶ Management team includes 24% women and 22% people of color

▶ Committed to enhanced transparency and will begin disclosing aggregated EEO-1 workforce diversity data in 2021

 *Rewards & Well-Being*

▶ We define total well-being in three categories: physical, financial and emotional well-being.

▶ We provide meaningful and valuable benefits that support all employees.

▶ We continue to evaluate and modernize our programs to help ensure they attract, engage, include and retain the workforce necessary for today and tomorrow.

Total Rewards strategy provides physical, financial and emotional well-being

▶ Highly skilled and technical jobs are compensated for outstanding performance

▶ Conducted comprehensive pay equity analysis throughout the enterprise using third-party experts

▶ Improved employees' 401(k) utilization and understanding (e.g. increased participation to 94%, increased average saving rate close to 10%)

▶ 82% of workforce participate in physical well-being programs

▶ Significant investments in emotional well-being programs

 *Talent Development*

- We focus development on Business Imperatives: Inclusivity, Emotional Intelligence, Courage and Business Execution.
- Through a robust succession planning process and strategic external hiring, we help ensure a well-qualified and diverse pipeline of leaders.
- Our custom internal programs, external partnerships and online resources provide career and leadership development opportunities for employees at all levels – from individual contributors to senior leaders.
- Across Southern, our performance management process, Connected Conversations, provides a platform for frequent and meaningful performance and development conversations between managers and employees, driving individual performance and growth.

Talent Development is key to leadership readiness, employee engagement and retention

- Leadership roles are primarily filled from succession planning slates, often providing opportunity for intercompany transfers
- Highly engaged workforce as measured by Voice of the Employee Survey
- Low turnover rates and high promotion rates into first-time supervisor roles

 *Workforce Sustainability*

- We focus on having the right people with the right skills who are trained to perform their jobs safely to meet current and future business requirements.
- Safety First: We believe the safety of our employees and customers is paramount. We strive to perform and maintain every job, every day, safely.
- Strong relationships with labor unions improves the lives of our employees and communities.
- We focus on training to help ensure that each employee has a specific developmental program for personal growth and career development.

Sustainable jobs within our communities

- Over 30% of employees were covered by agreements with labor unions
- Over 40 hours of training per year for most employees

 *Community*

- Partnerships with businesses, academic institutions, local governments and other organizations bring new business to our service footprint.
- Our charitable support is designed to focus on the issues critical to the success of the Company, customers and our stockholders; the Company's commitment to diversity, equity and inclusion extends to the way we support our communities.
- We foster collaborative partnerships with schools to invest in the next generation with STEM-focused programs.

A community-focused business model is important to our long-term success

- We are engaged citizens in the local community
- We are bigger than the bottom line
- Committed over $200 million to advance racial equity and social justice in our communities over the next five years

Significant Recognition for our Accomplishments

From innovating our industry to making strides in sustainable energy, human capital management and corporate culture, we are recognized as a leader by customers, partners, investors and employees as well as the broader business, science and technology communities.





Human Capital and Corporate Culture

Among the **Top 50 Companies for Diversity** by *DiversityInc.* (5th consecutive year)

Ranked **No. 2** in *G.I. Jobs* magazine **2020 Top 100 Military-Friendly Employers**

▶ Top-ranked utility for 14th consecutive year, and 3rd consecutive year in the Gold Top 10

2020 Best Places to Work for Disability Inclusion by The Disability Equality Index (perfect score for the 4th consecutive year)

Southern Company recognized in the Wall Street Journal **Management Top 250**

Listed on the **2020 Best Diversity Practices Index**

A **2020 Best Place to Work for LGBTQ Equality** by Human Rights Campaign's Corporate Equality Index (4th consecutive year)

2020 Best Places to Work in IT by IDG's Computerworld

2020 Top 50 Employer by *Minority Engineer* magazine

Mississippi Power won two of the **Southeastern Electric Exchange's** five **industry safety awards** in 2020

Three executives recognized in 2020 **Atlanta's Top 100 Black Women of Influence** by the Atlanta Business League



Customer Satisfaction

Georgia Power ranked **No. 2** by J.D. Power for **2020 Business Customer Satisfaction among Large Utilities in the South**

Chattanooga Gas, Nicor Gas and Virginia Natural Gas named as **2020 Most Trusted Business Partners** in the utility industry by The Cogent Syndicated Utility Trusted Brand & Customer Engagement™: Business study from Escalent



Governance & Leadership

2020 World's Most Admired Companies by *FORTUNE* magazine for the 9th consecutive year

2020 Most Transparent Utility, No. 6 overall for corporate disclosure and No. 2 for Best Investor Relations Website in Labrador's 2020 Transparency Awards

Alabama Power recognized as **2020 Company of the Decade** by the Birmingham Business Journal



Sustainability & Community Partnerships

Partners for Environmental Progress (PEP) awarded the **Environmental Stewardship Award** in 2020 to the Alabama Power Plant Barry Environmental Stewardship Team

Plant Scherer was awarded the **2020 Waste to Energy Award** by the Georgia Chapter of the Solid Waste Association of North America

The National Association of Secretaries of State recognized Alabama Power with the **Medallion Award** in 2020 for efforts following Hurricane Zeta to ensure polling locations had power for a smooth and successful election

Edison Electric Institute (EEI) awarded the **Emergency Assistance Award and Emergency Recovery Award** to Alabama Power for power restoration efforts after Hurricane Laura and Hurricane Sally in 2020



Innovation & Technology

Virginia Natural Gas won the **2020 Excellence in Outreach Innovation Award** for its enhanced communication platform, Keep Me Informed - Department of Mines, Minerals and Energy Awards (DMME) and Virginia Oil and Gas Association (VOGA)

Alabama Power was awarded the **2020 Smart Grid Award** by *POWER* magazine for their Smart Neighborhood at Reynolds Landing

Georgia Tech Microgrid was recognized by *Public Utilities Fortnightly* magazine in their **2020 Smartest Utility Projects**

Proxy Voting Roadmap

ITEM

1

Election of 13 Directors

▶ The Board, acting upon the recommendation of the Nominating, Governance and Corporate Responsibility Committee, has nominated 13 of the Directors currently serving for re-election to the Southern Company Board of Directors.

— Janaki Akella
— Juanita Powell Baranco
— Henry A. Clark III
— Anthony F. Earley, Jr.
— Thomas A. Fanning

— David J. Grain
— Colette D. Honorable
— Donald M. James
— John D. Johns

— Dale E. Klein
— Ernest J. Moniz
— William G. Smith, Jr.
— E. Jenner Wood III

▶ Each nominee holds or has held senior executive positions, maintains the highest degree of integrity and ethical standards and complements the needs of the Company and the Board.

▶ Through their positions, responsibilities, skills and perspectives, which span various industries and organizations, these nominees represent a Board of Directors that is diverse and possesses appropriate collective qualifications, skills, knowledge and experience.



The Board recommends a vote FOR each nominee for Director

See page 17 ▶

ITEM

2

Advisory Vote to Approve Executive Compensation (Say on Pay)

▶ We believe our compensation program provides the appropriate mix of fixed and at-risk compensation.

▶ The short- and long-term performance-based compensation program for our CEO ties pay to Company performance, rewards achievement of financial and operational goals, relative TSR and progress on meeting our GHG reduction goals, encourages individual performance that is in line with our long-term strategy, is aligned with stockholder interests and remains competitive with our industry peers.



The Board recommends a vote FOR this proposal

See page 93 ▶

ITEM

3

Approve the 2021 Equity and Incentive Compensation Plan (2021 Omnibus Plan)

▶ The Southern Company 2021 Equity and Incentive Compensation Plan (2021 Omnibus Plan) will be used to grant incentive compensation to employees of the Southern Company system and non-employee directors of Southern and its subsidiaries.

▶ The Board approved the 2021 Omnibus Plan, subject to approval by stockholders at the annual meeting. If approved, the 2021 Omnibus Plan will succeed the 2011 Omnibus Plan.



The Board recommends a vote FOR this proposal

See page 94 ▶

ITEM
4

Ratify the Independent Registered Public Accounting Firm for 2021

▶ The Audit Committee appointed Deloitte & Touche as our independent registered public accounting firm for 2021.

▶ This appointment is being submitted to stockholders for ratification.



The Board recommends a vote **FOR** this proposal

See page 105 ▶

ITEM
5

Approve an Amendment to the Restated Certificate of Incorporation to Reduce the Supermajority Vote Requirement to a Majority Vote

▶ A supermajority vote requirement like the one contained in Article Eleventh of the Restated Certificate of Incorporation (Certificate of Incorporation or Certificate) historically has been intended to facilitate corporate governance stability and provide protection against self-interested action by large stockholders by requiring broad stockholder consensus to make certain fundamental changes.

▶ As corporate governance standards have evolved, many stockholders and commentators now view a supermajority requirement as limiting the Board's accountability to stockholders and the ability of stockholders to effectively participate in corporate governance.



The Board recommends a vote **FOR** this proposal

See page 106 ▶

Table of Contents

See the Definitions of Key Terms on page 119 that defines many key terms and acronyms used in this proxy statement.

New or notable in this proxy statement

- Environmental and social highlights that are of interest to our investors and other stakeholders   5
- Board oversight of key ESG risks   5
- Extensive stakeholder engagement efforts that include independent Director participation and how we have responded to feedback   27, 53
- Describe "Rooney Rule" language in Corporate Governance Guidelines confirming the Board's commitment to actively seek out diverse candidates   33
- Cybersecurity governance and risk oversight   40
- Operational goals for annual incentive award promote our sustainable business model and align with key ESG matters   58
- GHG reduction goal is part of the CEO's long-term equity incentive compensation program   65
- Enhanced Clawback Policy that applies to senior management   70

Southern Company Board of Director Nominees

Donald M. James, 72
Independent
Chairman and Chief Executive Officer,
Vulcan Materials Company (retired)

Tenure: **21 years**
Other Public Boards: **1**

William G. Smith, Jr., 67
Independent
Chairman, President and Chief Executive Officer,
Capital City Bank Group, Inc.

Tenure: **15 years**
Other Public Boards: **1**

Collective Qualifications, Attributes, Skills and Experience

 Public Company CEO Experience

 Audit Committee Financial Expert

 Geographic Regional

 National Security Clearance

 Southern Operating Company Board Experience

 Business Integration

 Cybersecurity

 Environmental

 Finance/Banking

 Government Affairs and Regulatory

 Major Projects

 Nuclear

 Technology (Digital)

 Technology (Technical)

 Utility Operations

Juanita Powell Baranco, 72
Independent
Executive Vice President and
Chief Operating Officer,
Baranco Automotive Group

Tenure: **15 years**
Other Public Boards: **0**

Henry A. "Hal" Clark III, 71
Independent
Senior Advisor of
Evercore Inc. (retired)

Tenure: **11 years**
Other Public Boards: **0**

Thomas A. Fanning, 64
Chairman of the Board, President
and Chief Executive Officer,
Southern Company

Tenure: **10 years**
Other Public Boards: **1**

Dale E. Klein, 73
Independent
Associate Vice Chancellor of Research,
University of Texas System

Tenure: **10 years**
Other Public Boards: **2**

David J. Grain, 58
Independent
Chief Executive Officer and
Managing Director, Grain Management, LLC

Tenure: **8 years**
Other Public Boards: **1**




0-4 years
5-9 years

Colette D. Honorable, 51
Independent
Partner, Reed Smith LLP

Tenure: **1 year**
Other Public Boards: **0**

Anthony "Tony" F. Earley, Jr., 71
Independent
President and Chief Executive Officer, PG&E Corporation (retired)

Tenure: **2 years**
Other Public Boards: **1**

Janaki Akella, 60
Independent
Digital Transformation Leader, Google LLC

Tenure: **2 years**
Other Public Boards: **0**

Ernest J. Moniz, 76
Independent
Cecil and Ida Green Professor of Physics and Engineering Systems Emeritus, Special Advisor to the MIT President

Tenure: **3 years**
Other Public Boards: **0**

John D. Johns, 69
Independent
Chairman, DLI North America Inc. (retired)

Tenure: **6 years**
Other Public Boards: **2**

E. Jenner Wood III, 69
Independent
Corporate Executive Vice President – Wholesale Banking, SunTrust Banks, Inc. (retired)

Tenure: **8 years**
Other Public Boards: **2**

Key to Board Committees

- **A** Audit
- **B** Business Security and Resiliency
- **C** Compensation and Management Succession
- **F** Finance
- **N** Nominating, Governance and Corporate Responsibility
- **O** Operations, Environmental and Safety
- ● **Chair**

Director Nominee Tenure

8.5 years

- 0-4 years ■■■■
- 5-9 years ■■■
- 10-14 years ■■■
- 15+ years ■■■

Director Nominee Gender Diversity


23%

Women

Director Nominee Ethnic/Racial Diversity


31%

Minorities

Board of Director Nominees Qualifications, Attributes, Skills and Experience

We believe effective oversight comes from a Board that represents a diverse range of experience and perspectives that provides the collective qualifications, attributes, skills and experience necessary for sound governance. The Nominating, Governance and Corporate Responsibility Committee establishes and regularly reviews with the Board the qualifications, attributes, skills and experience that it believes are desirable to be represented on the Board to help ensure that they align with the Company's long-term strategy. The most important of these are described below.

We believe our Directors possess a range and depth of expertise and experience to effectively oversee the Company's operations, risks and long-term strategy.

PUBLIC COMPANY CEO EXPERIENCE
Experience serving as a public company CEO with strong business acumen and judgment.
5 /13

AUDIT COMMITTEE FINANCIAL EXPERT
Experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor of a public company or experience actively supervising such person or persons. Experience preparing, auditing, analyzing or evaluating public company financial statements and an understanding of a company's internal controls and procedures for financial reporting.
5 /13

GEOGRAPHIC REGIONAL
Understanding and experience working in the business and political environment of the Company's residential, commercial and industrial customer base.
7 /13

NATIONAL SECURITY CLEARANCE
Holding active national security clearances such that one can provide effective oversight on key securities issues for the Company as an important component of U.S. critical infrastructure.
4 /13

SOUTHERN OPERATING COMPANY BOARD EXPERIENCE
Experience serving on the board of directors of one of the Company's operating companies.
4 /13

BUSINESS INTEGRATION
Demonstrated leadership and operational experience with the integration and disposition of business divisions.
8 /13

CYBERSECURITY
Experience and contemporary understanding of asymmetrical cyber threats (both to private and governmental actors), risk mitigation and policy gained through operational experience.
5 /13

ENVIRONMENTAL
Exposure and understanding of oversight of environmental policy, regulation, risk and business operation matters in highly regulated industries. Experience reducing environmental risks to provide safe, reliable and responsible business operations. An in-depth understanding of the risks and opportunities for an organization in a low-carbon future.
5 /13

FINANCE/BANKING
Exposure to deal-making (including in M&A), financial plans and programs and capital allocation experience, and familiarity with Wall Street and/or other major financial institutions.
8 /13

GOVERNMENT AFFAIRS AND REGULATORY
Exposure to heavily regulated industries, having worked in public policy for a significant institution or leading a corporate function (e.g., government affairs) that influences the public policy and regulatory process, or a senior executive with experience directly managing one or more members of management engaged in such activities.
9 /13

MAJOR PROJECTS
Experience overseeing, managing or advising on large scale capital projects in the industrial sector. Knowledge of creating long-term value through the financing of and capital allocation for the construction of large-scale capital projects.
7 /13



NUCLEAR
Deep knowledge and experience in the construction, operations and regulation of nuclear energy.

4 /13




TECHNOLOGY (DIGITAL)
Demonstrated experience leading digital technology strategy, navigating associated disruption of legacy businesses and/or expertise in social media strategy, including knowledge of data analytics and associated IT infrastructure investments to support digital transformation.

4 /13




TECHNOLOGY (TECHNICAL)
Deep knowledge and experience working with power generation technology, as well as an understanding of recent innovations in utility operational technology and technology disruptions affecting the utility industry.

2 /13




UTILITY OPERATIONS
Experience in the management of electric and/or natural gas utilities, including expertise in electric power generation and transmission facilities and natural gas distribution and storage facilities, and proven experience navigating the risks (including financial, resiliency, health, safety and environmental) associated with utility operations.

3 /13


ITEM

1

Election of 13 Directors

▶ The Board, acting upon the recommendation of the Nominating, Governance and Corporate Responsibility Committee, has nominated 13 of the Directors currently serving for re-election to the Southern Company Board of Directors.

— Janaki Akella   — David J. Grain   — Dale E. Klein
— Juanita Powell Baranco   — Colette D. Honorable   — Ernest J. Moniz
— Henry A. Clark III   — Donald M. James   — William G. Smith, Jr.
— Anthony F. Earley, Jr.   — John D. Johns   — E. Jenner Wood III
— Thomas A. Fanning

▶ Each nominee, if elected, will serve until the 2022 annual meeting of stockholders.

▶ The proxies named on the proxy form will vote each properly executed proxy form for the election of the 13 Director nominees, unless otherwise instructed. If any named nominee becomes unavailable for election, the Board may substitute another nominee. In that event, the proxy would be voted for the substitute nominee unless instructed otherwise on the proxy form.



The Board recommends a vote FOR each nominee for Director

Biographical Information about our Nominees for Director



Janaki Akella `INDEPENDENT`

Digital Transformation Leader, Google LLC, multinational technology company specializing in internet-related products

Age: 60
Director since: 2019

Board committees: Operations, Environmental and Safety;
Business Security and Resiliency
Other public company directorships: None

DIRECTOR HIGHLIGHTS

Dr. Akella's qualifications include electrical engineering experience and knowledge, global business technology, data and analytics expertise and cybersecurity matters knowledge. Her understanding and involvement with technology market disruptions is particularly valuable to the Board as the Southern Company system continues to develop innovative business strategies.

▶ Dr. Akella serves as the Digital Transformation Leader of Google LLC, a position she has held since 2017. At Google, Dr. Akella addresses challenges and complex technical issues arising from new technologies and new business models.

▶ Prior to joining Google, Dr. Akella held a number of leadership positions during a 17-year career at McKinsey & Company, where she most recently served as principal. She led and contributed to over 100 consulting engagements in North America, Europe, Asia and Latin America with multiple project teams and client executives. She began her career with Hewlett-Packard as a member of the system technology technical staff, engineer scientist and technical contributor.

▶ She previously served on the Boards of the Guindy College of Engineering North American Alumni and the Churchill Club.



Juanita Powell Baranco `INDEPENDENT`

Executive Vice President and Chief Operating Officer, Baranco Automotive Group, large retailer of new and used high-end automobiles

Age: 72
Director since: 2006

Board committee: Audit
Other public company directorships: None (formerly a Director of Cox Radio, Inc., John H. Harland Company and Georgia Power)

DIRECTOR HIGHLIGHTS

Ms. Baranco's qualifications include senior leadership experience and governmental affairs knowledge and experience as well as risk management experience and deep operations experience as a successful business owner and operator. Her legal knowledge and background as a former Assistant Attorney General for the State of Georgia and her knowledge of our business from almost a decade of service on the Board of Directors of Georgia Power are also valuable to the Board.

▶ Ms. Baranco had a successful legal career, which included serving as Assistant Attorney General for the State of Georgia, before she cofounded the first Baranco automobile dealership in Atlanta in 1978.

▶ She served as a Director of Georgia Power, the largest subsidiary of the Company, from 1997 to 2006. During her tenure on the Georgia Power Board, she served as Chair of the Controls and Compliance Committee (formerly known as the Audit Committee) and as a member of the Diversity, Executive and Nuclear Operations Overview Committees.

▶ She served on the Federal Reserve Bank of Atlanta Board for a number of years and also on the Boards of Directors of John H. Harland Company and Cox Radio, Inc.

▶ An active leader in the Atlanta community, she serves on the Board of the Commerce Club, the Woodruff Arts Center and the Buckhead Coalition. She is past Chair of the Board of Regents for the University System of Georgia and past Board Chair for the Sickle Cell Foundation of Georgia, and she previously served on the Board of Trustees for Clark Atlanta University and on the Advisory Council for the Catholic Foundation of North Georgia. Ms. Baranco is also active in the Women Energy Directors Network, WomenCorporateDirectors Foundation (Atlanta chapter) and the International Women's Forum.



Henry A. "Hal" Clark III INDEPENDENT

Senior Advisor of Evercore Inc. (retired), global independent investment advisory firm

Age: 71
Director since: 2009

Board committee: Audit
Other public company directorships: None

DIRECTOR HIGHLIGHTS

Mr. Clark's qualifications include finance and capital allocation knowledge and experience, risk management experience, mergers and acquisitions experience and investment advisory experience specific to the power and utilities industries. The skills Mr. Clark developed with his extensive involvement in strategic mergers and acquisitions and capital markets transactions are particularly valuable to the Board as the Southern Company system continues to finance major capital projects.

▶ Mr. Clark was a Senior Advisor with Evercore Inc. (formerly Evercore Partners Inc.) from August 2011 until his retirement in December 2016. As a Senior Advisor, Mr. Clark was primarily focused on expanding advisory activities in North America with a particular focus on the power and utilities sectors.

▶ With more than 40 years of experience in the global financial and the utility industries, Mr. Clark brings a wealth of experience in finance and risk management to his role as a Director.

▶ Prior to joining Evercore, Mr. Clark was Group Chairman of Global Power and Utilities at Citigroup, Inc. from 2001 to 2009. He joined Lexicon Partners, LLC in July 2009, which Evercore Partners subsequently acquired in August 2011.

▶ His work experience includes numerous capital markets transactions of debt, equity, bank loans, convertible securities and securitization, as well as advice in connection with mergers and acquisitions. He also has served as policy advisor to numerous clients on capital structure, cost of capital, dividend strategies and various financing strategies.

▶ He has served as Chair of the Wall Street Advisory Group of the Edison Electric Institute.



Anthony F. "Tony" Earley, Jr. INDEPENDENT

Chairman, President and Chief Executive Officer, PG&E Corporation (retired), public utility holding company providing natural gas and electric services

Age: 71
Director since: 2019

Board committee: Compensation and Management Succession; Operations, Environmental and Safety
Other public company directorships: Ford Motor Company (formerly a Director of DTE Energy and PG&E Corporation)

DIRECTOR HIGHLIGHTS

Mr. Earley's qualifications include public company CEO experience and energy industry expertise including nuclear regulation, generation and technology, as well as cybersecurity matters, environmental matters and major capital projects. His experience as the president and chief executive officer of energy companies and his involvement in electric industry-wide research and development programs are valuable to the Board.

▶ Mr. Earley served as Chairman, President and Chief Executive Officer of PG&E Corporation from 2011 until February 2017, when he became Executive Chairman. He served as Executive Chairman until his retirement from PG&E in December 2017. On January 29, 2019, PG&E Corporation and its subsidiary Pacific Gas and Electric Company filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code as a result of wildfire claims in California.

▶ Before joining PG&E Corporation, he served in several executive leadership roles during 17 years at DTE Energy, including Executive Chairman, President, Chief Executive Officer and Chief Operating Officer. He served in various executive roles at Long Island Lighting Company, including President and Chief Operating Officer. He was also a partner at the Hunton & Williams LLP law firm (now Hunton Andrews Kurth LLP) as a member of the energy and environmental team, where he participated in the licensing of both nuclear and non-nuclear generating plants and represented nuclear utilities in rulemaking actions before the U.S. Nuclear Regulatory Commission.

▶ Prior to beginning his lengthy career in the utility industry, Mr. Earley earned a degree in physics and served in the U.S. Navy as an officer on the nuclear submarine, USS Hawkbill.

▶ Mr. Earley is a member of the Board of Directors of Ford Motor Company and serves as Lead Outside Director and on the Compensation (chairman), the Nominating and Governance and the Sustainability and Innovation Committees. He previously served on the Board of Directors of DTE Energy, PG&E Corporation, Comerica Incorporated, Masco Corporation and Long Island Lighting Company.

▶ He previously served on the executive committees of the Edison Electric Institute and the Nuclear Energy Institute and served on the Board of the Electric Power Research Institute.



Thomas A. Fanning

Chairman of the Board, President and Chief Executive Officer of Southern Company

Age: 64
Director since: 2010

Board committees: None
Other public company directorships: Vulcan Materials Company
(formerly a Director of The St. Joe Company)

DIRECTOR HIGHLIGHTS

Mr. Fanning's qualifications include public company CEO experience and electric and natural gas industry knowledge and experience, including nuclear and new technology matters, cybersecurity matters, environmental matters and governmental affairs and financial expertise. His deep knowledge of the Company, based on 40 years of service, as well as his civic participation on a local and national level, are valuable to the Board.

▶ Mr. Fanning has held numerous leadership positions across the Southern Company system during his 40 years with the Company. He served as Executive Vice President and Chief Operating Officer of the Company from 2008 to 2010, leading the Company's generation and transmission, engineering and construction services, research and environmental affairs, system planning and competitive generation business units. He served as the Company's Executive Vice President and Chief Financial Officer from 2003 to 2008, where he was responsible for the Company's accounting, finance, tax, investor relations, treasury and risk management functions. In those roles, he also served as the chief risk officer and had responsibility for corporate strategy.

▶ He serves as the co-chair of the Electricity Subsector Coordinating Council, which serves as the principal liaison between the federal government and the electric power sector to protect the integrity of the national electric grid. His leadership in the cybersecurity area was recognized by the U.S. Senate in 2019 with an appointment to the Cyberspace Solarium Commission, a group developing a protection strategy for the cyberspace interests of the United States.

▶ Mr. Fanning is a Director of Vulcan Materials Company, serving as a member of the Audit Committee and the Compensation Committee. He served on the Board of Directors of the Federal Reserve Bank of Atlanta from 2012 to 2018 and is a past chairman.

▶ He also served on the Board of Directors for the St. Joe Company, a real estate developer and asset manager, from 2005 to 2011.



David J. Grain   INDEPENDENT

Chief Executive Officer and Managing Director, Grain Management, LLC (Grain Management), private equity firm specializing in the communications industry

Age: 58
Director since: 2012

Board committee: Compensation and Management Succession; Finance (Chair)
Other public company directorships: New Fortress Energy LLC

DIRECTOR HIGHLIGHTS

Mr. Grain's qualifications include capital allocation expertise, financial expertise, major capital projects knowledge and experience, technology innovations knowledge and experience and risk management experience. Mr. Grain's knowledge and involvement managing large and small businesses and raising and managing investor capital, particularly in a regulated industry, is also valuable to the Board.

▶ Mr. Grain is the Chief Executive Officer of Grain Management, a private equity firm focused on global investments in the media and communications sectors, which he founded in 2006. With headquarters in Washington, D.C. and offices in New York City, New York and Sarasota, Florida, the firm manages capital for a number of the country's leading academic endowments, public pension funds and foundations.

▶ Mr. Grain also founded and was Chief Executive Officer of Grain Communications Group, Inc.

▶ Prior to founding Grain Management, he served as President of Global Signal, Inc., Senior Vice President of AT&T Broadband's New England Region and Executive Director in the High Yield Finance Department at Morgan Stanley.

▶ Mr. Grain was appointed by President Obama in 2011 to the National Infrastructure Advisory Council.

▶ He previously served as Chairman of the Florida State Board of Administration Investment Advisory Council as an appointee of former Governor Charlie Crist, where he provided independent oversight of the state board's funds and major investment responsibilities, including investments for the Florida Retirement System programs.

▶ Mr. Grain is a Director of New Fortress Energy LLC, serving as a member of the Audit Committee.

▶ He is currently a member of the Advisory Board of the Amos Tuck School of Business Administration at Dartmouth College, serves on the Investment Committee of the United States Tennis Association and is a Trustee of the Brookings Institution.



Colette D. Honorable `INDEPENDENT`

Partner at Reed Smith LLP (law firm) and former commissioner of the Federal Energy Regulatory Commission (FERC), an independent U.S. federal agency that regulates the wholesale sale of electricity, natural gas and oil in interstate commerce and reviews and licenses projects in the energy market

Age: 51	Board committee: Business Security and Resiliency; Finance
Director since: 2020	Other public company directorships: None

DIRECTOR HIGHLIGHTS

Ms. Honorable's qualifications include extensive energy policy and regulatory experience as a highly regarded thought leader and legal practitioner in the domestic and international energy sectors. Her legal experience along with her leadership and deep industry expertise demonstrated as a former FERC Commissioner, past Chair of the Arkansas Public Service Commission and past president of the National Association of Regulatory Utility Commissioners are all valuable to our Board.

▶ Ms. Honorable serves as a Partner at Reed Smith LLC, where she is a member of the firm's Energy and Natural Resources Group and leads the energy regulatory practice. Based in Washington, D.C., Honorable serves as chair of the office's Women's Initiative Network and is a member of the firm's Sustaining and Training African Americans business inclusion group.

▶ Nominated by President Barack Obama in August 2014 and unanimously confirmed by the U.S. Senate, Ms. Honorable served as a FERC commissioner from January 2015 to June 2017. Prior to joining FERC, she joined the Arkansas Public Service Commission (PSC) as a commissioner in 2007, served as interim chair in 2008 and led the PSC as chair from January 2011 to January 2015.

▶ Ms. Honorable served as president of the National Association of Regulatory Utility Commissioners from 2013 to 2014, becoming that organization's first African American president.

▶ Her experience includes service in several state government executive roles, including chief of staff to the Arkansas Attorney General, a member of the Governor's cabinet and a special judge of the Pulaski County Circuit Court.

▶ Ms. Honorable is a senior fellow with the Bipartisan Policy Center, an ambassador for the Department of Energy Clean Energy Education & Empowerment Initiative and serves on the global advisory board of Energy Futures Initiative.



Donald M. James `INDEPENDENT`

Chairman of the Board and Chief Executive Officer of Vulcan Materials Company (retired), producer of aggregate and aggregate-based construction materials

Age: 72	Board committee: Compensation and Management Succession; Finance
Director since: 1999	Other public company directorships: Wells Fargo & Company (formerly a Director of Vulcan Materials Company and Protective Life Corporation)

DIRECTOR HIGHLIGHTS

Mr. James' qualifications include public company CEO experience, a legal background as a former public company general counsel and an understanding of corporate governance, risk management, major capital projects and environmental matters. Mr. James brings important perspectives on management, operations and strategy from his experience as the former chief executive officer of a public company.

▶ Mr. James joined Vulcan Materials Company in 1992 as Senior Vice President and General Counsel. He next became President of the Southern Division, followed by Senior Vice President of the Construction Materials Group, and then President and Chief Operating Officer. In 1997, he was elected Chairman and Chief Executive Officer. Mr. James retired from his position as Chief Executive Officer of Vulcan Materials Company in July 2014 and Executive Chairman in January 2015. He retired in December 2015 as Chairman of the Board of Directors of Vulcan Materials Company.

▶ Prior to joining Vulcan Materials Company, Mr. James was a partner at the law firm of Bradley, Arant, Rose & White for 10 years.

▶ Mr. James serves on the Finance, the Governance and Nominating (Chair) and the Human Resources Committees of Wells Fargo & Company's Board of Directors. He is a former director of SouthTrust Corporation and Wachovia Corporation.

▶ Mr. James is a Trustee of Children's of Alabama, where he serves on the Executive Committee and the Compensation Committee.



John D. Johns `INDEPENDENT`

Chairman of DLI North America Inc., (retired), the oversight company for Protective Life Corporation (Protective Life), provider of financial services through insurance and investment products

Age: 69 Director since: 2015	Board committee: Compensation and Management Succession (Chair); Finance Other public company directorships: Genuine Parts Company and Regions Financial Corporation (formerly a Director of Protective Life Corporation and Alabama Power)

DIRECTOR HIGHLIGHTS

Mr. Johns' qualifications include public company CEO experience, financial expertise, capital allocation experience and risk management experience in a highly-regulated industry. His legal background as the former general counsel of a large energy public holding company that included natural gas operations and his prior service for over a decade on the Board of Directors of Alabama Power are also of significant value to the Board.

▶ Mr. Johns retired in 2020 as Chairman, DLI North America Inc.

▶ He served as Chairman and Chief Executive Officer of Protective Life from 2002 to 2017 and President from 2002 to January 2016. He joined Protective Life in 1993 as Executive Vice President and Chief Financial Officer.

▶ Before his tenure at Protective Life, Mr. Johns served as general counsel of Sonat, Inc., a diversified energy company.

▶ Prior to joining Sonat, Inc., Mr. Johns was a founding partner of the law firm Maynard, Cooper & Gale, P.C.

▶ He previously served on the Board of Directors of Alabama Power from 2004 to 2015. During his tenure on the Alabama Power Board, he was a member of the Nominating and Executive Committees.

▶ He is a member of the Boards of Directors of Regions Financial Corporation, where he is Chairman of the Risk Committee and a member of the Executive Committee, and Genuine Parts Company, where he serves as Lead Independent Director and chairs the Compensation, Nominating and Governance Committee and the Executive Committee. He is a former director of Protective Life Corporation.

▶ Mr. Johns has served on the Executive Committee of the Financial Services Roundtable in Washington, D.C. and is a past chairman of the American Council of Life Insurers.

▶ Mr. Johns has served as the Chairman of the Business Council of Alabama, the Birmingham Business Alliance, the Greater Alabama Council, Boy Scouts of America and Innovation Depot, Alabama's leading business and technology incubator.



Dale E. Klein `INDEPENDENT`

Associate Vice Chancellor of Research of the University of Texas System and former Commissioner and Chairman, U.S. Nuclear Regulatory Commission, federal agency responsible for regulation of nuclear reactor materials and safety

Age: 73 Director since: 2010	Board committee: Compensation and Management Succession; Operations, Environmental and Safety (Chair); Business Security and Resiliency Other public company directorships: Pinnacle West Capital Corporation and Arizona Public Service Company

DIRECTOR HIGHLIGHTS

Dr. Klein's qualifications include expertise in nuclear energy research, regulation, safety and technology, as well as experience in environmental matters and governmental affairs. His senior leadership skills demonstrated as the Chairman of the U.S. Nuclear Regulatory Commission are also important to the Board.

▶ Dr. Klein was Commissioner from 2009 to 2010 and Chairman from 2006 through 2009 of the U.S. Nuclear Regulatory Commission. He also served as Assistant to the Secretary of Defense for Nuclear, Chemical and Biological Defense Programs from 2001 through 2006.

▶ Dr. Klein has more than 40 years of experience in the nuclear energy industry.

▶ Dr. Klein began his career at the University of Texas in 1977 as a professor of mechanical engineering, which included a focus on the university's nuclear program. He spent 33 years in various teaching and leadership positions, including Director of the nuclear engineering teaching laboratory, Associate Dean for research and administration in the College of Engineering and Vice Chancellor for special engineering programs.

▶ He serves on the Audit and Nuclear and Operating Committees of Pinnacle West Capital Corporation, an Arizona energy company, and is a member of the Board of Pinnacle West Capital Corporation's principal subsidiary, Arizona Public Service Company.



Ernest J. Moniz `INDEPENDENT`

Cecil and Ida Green Professor of Physics and Engineering Systems Emeritus, Special Advisor to the President of Massachusetts Institute of Technology (MIT) and former U.S. Secretary of Energy

Age: 76
Director since: 2018

Board committee: Nominating, Governance and Corporate Responsibility; Operations, Environmental and Safety; Business Security and Resiliency (Chair)
Other public company directorships: None

DIRECTOR HIGHLIGHTS

Dr. Moniz's qualifications include senior leadership experience, energy industry experience, nuclear expertise and cybersecurity matters knowledge. Having served as U.S. Secretary of Energy, Dr. Moniz brings key insights about energy and environmental regulation and policy. His current roles in academia and as the leader of nonprofit energy industry organizations allow him to contribute up-to-date perspectives on clean energy, climate change, environmental matters and national security.

▶ Dr. Moniz is an American nuclear physicist who served as the 13th U.S. Secretary of Energy from May 2013 until January 2017. Dr. Moniz engaged regularly with issues related to energy regulation and policy, environmental regulation and policy and greenhouse gas emissions.

▶ He also serves as the President and Chief Executive Officer of The Energy Futures Initiative, Inc. (EFI) and Co-Chairman and Chief Executive Officer of the Nuclear Threat Initiative, positions he has held since June 2017. EFI is a non-profit organization providing analytically-based, unbiased policy options to advance a cleaner, safer, more affordable and more secure energy future. The Nuclear Threat Initiative is a non-profit, non-partisan organization working to protect lives, livelihoods and the environment from nuclear, biological, radiological, chemical and cyber dangers.

▶ Dr. Moniz's involvement in national energy policy began in 1995, when he served as Associate Director for Science in the Office of Science and Technology Policy in the Executive Office of the President.

▶ He later oversaw the U.S. Department of Energy's science, energy and security programs as Under Secretary from 1997 to 2001.

▶ He was a member of the President's Council of Advisors on Science and Technology from 2009 to 2013 and received the Department of Defense Distinguished Public Service Award in 2016.

▶ Prior to his appointment as Secretary of Energy, he had a career spanning four decades at MIT, during which he was head of the MIT Department of Physics from 1991 to 1995 and in 1997, and he was the Founding Director of the MIT Energy Initiative and Director of the Laboratory for Energy and the Environment. Since January 2017, Dr. Moniz has served as the Cecil and Ida Green Professor of Physics and Engineering Systems Emeritus and Special Advisor to the President of MIT.

▶ Dr. Moniz is also a non-resident Senior Fellow at the Harvard Belfer Center and the inaugural Distinguished Fellow of the Emerson Collective.

▶ Dr. Moniz served on the U.S. Department of Defense Threat Reduction Advisory Committee and the Blue Ribbon Commission on America's Nuclear Future. He also is Chair of the Advisory Board of the Clean Energy Venture Fund and the Lime Rock New Energy Fund, a member of the Council on Foreign Relations and a fellow of the American Association for the Advancement of Science, the American Academy of Arts and Sciences, the Humboldt Foundation and the American Physical Society. He has been honored by the governments of Cyprus, Portugal and Japan.



William G. Smith, Jr.   INDEPENDENT

Chairman of the Board, President and Chief Executive Officer of Capital City Bank Group, Inc., publicly-traded financial holding company providing a full range of banking services

Age: 67
Director since: 2006
Lead Independent
Director, 2012-2014

Board committee: Audit (Chair)
Other public company directorships: Capital City Bank Group, Inc.

DIRECTOR HIGHLIGHTS

Mr. Smith's qualifications include public company CEO experience, finance and capital allocation expertise, risk management expertise and audit and financial reporting experience. Mr. Smith contributes valuable perspectives on management, operations and regulatory compliance from his experience as the chief executive officer of a public company in a highly-regulated industry.

▶ Mr. Smith began his career at Capital City Bank in 1978, where he worked in a number of positions of increasing responsibility before being elected President and Chief Executive Officer of Capital City Bank Group, Inc. in January 1989. He was elected Chairman of the Board of the Capital City Bank Group, Inc. in 2003. He is also the Chairman and Chief Executive Officer of Capital City Bank.

▶ He previously served on the Board of Directors of the Federal Reserve Bank of Atlanta.

▶ Mr. Smith is the former Federal Advisory Council Representative for the Sixth District of the Federal Reserve System and past Chair of Tallahassee Memorial HealthCare and the Tallahassee Area Chamber of Commerce.



E. Jenner Wood III   INDEPENDENT

Corporate Executive Vice President – Wholesale Banking, SunTrust Banks, Inc. (retired), publicly-traded company providing a full range of financial services

Age: 69
Director since: 2012

Board committee: Audit
Other public company directorships: Genuine Parts Company and Oxford Industries, Inc. (formerly a Director of Crawford & Company and Georgia Power)

DIRECTOR HIGHLIGHTS

Mr. Wood's qualifications include senior leadership experience as well as finance, banking and risk management knowledge and understanding. With his familiarity and knowledge gained from 10 years of service as a former member of the Board of Directors of Georgia Power, he contributes key perspectives on our operations and strategic imperatives.

▶ Mr. Wood served as Corporate Executive Vice President – Wholesale Banking of SunTrust Banks, Inc. from October 2015 until his retirement in December 2016. Prior to that, he served as Chairman and Chief Executive Officer of the Atlanta Division of SunTrust Bank from 2001 to 2015. He began his career with SunTrust Banks, Inc. in 1975 and advanced through various management positions including Chairman of the Board, President and Chief Executive Officer of the Georgia/North Florida Division and Chairman, President and Chief Executive Officer of SunTrust's Central Group with responsibility over Georgia and Tennessee.

▶ He served as a member of the Board of Georgia Power from 2002 until May 2012. During his tenure on the Georgia Power Board, he served as Chair of the Finance Committee and as a member of the Compensation and Executive Committees. He also served as a Director of Crawford & Company, a large independent claims company, from 1997 to 2013.

▶ Mr. Wood is a Director of Oxford Industries, Inc., where he serves as Lead Director and a member of the Executive Committee, and a Director of Genuine Parts Company, where he serves on the Compensation, Nominating and Governance Committee.

▶ He is active in numerous civic and community organizations, serving as Chairman of the Robert W. Woodruff Foundation, the Joseph B. Whitehead Foundation and the Lettie Pate Evans Foundation. Mr. Wood also serves as a Trustee of the Sartain Lanier Family Foundation and Chairman of the Jesse Parker Williams Foundation. In addition, he serves on the Board of Trustees of Emory University and is the past Chairman of the Metro Atlanta Chamber of Commerce.

Retiring Board members



Jon A. Boscia

Mr. Jon A. Boscia and Dr. Steven R. Specker will retire from our Board at the end of their terms on the date of the annual meeting of stockholders.

We sincerely thank Mr. Boscia for over 13 years of service on our Board, including serving as Chair of the Nominating, Governance and Corporate Responsibility Committee, as Chair of the Audit Committee and as a member of the Operating, Environmental and Safety Committee.



Steven R. Specker

We sincerely thank Dr. Specker for over 10 years of service on our Board, including serving as Lead Independent Director from 2018 to 2021, as Chair of the Operating, Environmental and Safety Committee and as a member of the Compensation and Management Succession Committee and the Nominating, Governance and Corporate Responsibility Committee.

Corporate Governance at Southern Company

Key Governance Practices

Corporate Governance Standards, Practices and Principles

We seek to establish corporate governance standards and practices that create long-term value for our stockholders and positive influences on the governance of the Company. Below we identify each of the Investor Stewardship Group's corporate governance principles and note how our specific actions, practices and beliefs are aligned with these principles. The Investor Stewardship Group is an investor-led effort to establish a framework of corporate governance standards and practices that includes some of the largest U.S.-based institutional investors and global asset managers.

Principle Boards are accountable to stockholders

- All Directors stand for stockholder election annually
- Majority voting standard in uncontested Director elections, and Directors not receiving majority support must tender their resignation for consideration by the Board
- Adopted market-standard proxy access for stockholders
- 10% threshold for stockholders to request a special meeting
- Fully disclose our corporate governance practices

Principle Stockholders should be entitled to voting rights in proportion to their economic interest

- One class of common stock, with each share carrying equal voting rights (a "one-share, one-vote" standard)

Principle Boards should be responsive to stockholders and be proactive in order to understand their perspectives

- Year-round stockholder outreach that includes participation of independent Directors, with feedback provided to the Board
- Key members of senior management regularly attend investor conferences to better understand emerging issues and stockholder perspectives and to facilitate engagement opportunities
- Process in place for stockholders and interested parties to communicate with Lead Independent Director or other independent Directors
- Responded to investor interest in our long-term GHG emission reduction efforts by updating our goal to net zero by 2050 and posting Implementation and Action toward Net Zero
- Responded to investor interest in aligning executive compensation with our GHG reduction goals by including a metric that is aligned with our 2030 and 2050 goals as part of our CEO's long-term equity incentive compensation award

Principle Boards should have a strong, independent leadership structure

- 14 of 15 currently serving Directors, and 12 of 13 Director nominees, are independent
- Strong Lead Independent Director with robust authority and responsibility that is disclosed to stockholders
- Annual Board review of leadership structure and disclosure of the Board's reasoning underlying its leadership structure
- All Board committees are comprised of independent Directors and are chaired by independent Directors
- An executive session is included on the agenda of every regular Board meeting and regular committee meeting

Principle Boards should adopt structures and practices that enhance their effectiveness

- Regular Board refreshment, with four new independent Directors added since March 2018
- Corporate Governance Guidelines confirm the Board's commitment to actively seeking out diverse candidates and including women and minority candidates in the pool from which the Board nominees are chosen
- Of our Director nominees, three are women (23%) and four are racially or ethnically diverse (31%)
- Evergreen Board refreshment with nationally-recognized search firm on retainer
- Directors reflect a diverse mix of qualifications, skills and experience relevant to our businesses and strategies
- Annual Board self-assessment facilitated by an independent third party and annual committee self-assessment
- Board has full and free access to officers and employees
- During 2020, the Directors attended on average 98% of the total of all meetings of the Board and the committees on which they served, and all 2020 Director nominees attended the 2020 virtual annual meeting

Principle Boards should develop management incentive structures that are aligned with the long-term strategy of the company

- Say on Pay vote received over 95% stockholder support at 2020 annual meeting
- Incentive compensation performance metrics include outcome-based measures that align with stockholder value, such as relative TSR, EPS and return on equity, as well as input measures that foster long-term sustainable business practices such as safety, customer satisfaction, reliability and culture
- GHG reduction metric is part of CEO's long-term incentive compensation program
- Responsive to stockholder feedback in considering adjustments to earnings and aligning incentive compensation payouts with stockholder interests

Engaging with our Stakeholders

We place great importance on consistent dialogue with all our stakeholders, including stockholders, employees, customers and members of the communities that we serve. We regularly engage in discussions with, and provide comprehensive information for, constituents interested in Southern Company's strategy, performance, governance, citizenship, stewardship and environmental compliance. We are receptive to stakeholder input, and we are committed to transparency and proactive interactions.

Stockholder Engagement

Our Board places great importance on regularly communicating with our stockholders to better understand their viewpoints and gather feedback regarding matters of investor interest. The Nominating, Governance and Corporate Responsibility Committee oversees our stockholder engagement efforts on behalf of the Board.

The graphic below represents elements of our ongoing stockholder engagement efforts, as well as certain items that take place before, during and after our annual meeting.

1 Annual Meeting

▶ Provides environment for direct engagement among Board members, senior management and stockholders

▶ Opportunity for stockholders to ask questions about the Company

▶ Determine voting results for management and stockholder proposals

2 Post-Annual Meeting

▶ Discuss vote outcomes in light of existing practices, as well as feedback received from stockholders during proxy season

▶ Review corporate governance trends, recent regulatory developments and the Company's own corporate governance documents, policies and procedures

▶ Determine topics for discussion during off-season stockholder engagement

3 Off-season Engagement and Evaluation of Best Practices

▶ Engage with stockholders to better understand their viewpoints and inform discussions in the boardroom

▶ **Independent Directors actively participate in engagement efforts**

▶ Evaluate potential changes to ESG and executive compensation practices and disclosures in light of stockholder feedback and review of practices

4 Engagement Prior to Annual Meeting

▶ Seek feedback on potential matters for stockholder consideration at the annual meeting

▶ Discuss stockholder proposals with proponents

▶ Publish annual report and proxy statement

▶ Discuss Board's rationale for its voting recommendations with key stockholders

2020 and 2021 Stockholder Outreach

In 2020 and early 2021, we reached out to our 50 largest stockholders representing more than 30% of our outstanding shares and offered to engage on ESG-related topics, as well as any other topics of interest. We also reached out to stockholders that are not among our 50 largest but expressed an interest in engaging with us.

We received positive responses from, and had engagements with, stockholders representing over 30% of our outstanding shares. Independent Directors participated in a number of these engagements.

We engaged with a broad range of stockholders, including index funds, union and public pension funds, actively-managed funds and socially-responsible investment funds. We also engaged with the Climate Action 100+ investor coalition and with key environmental stakeholders.

Key topics for stockholder engagement included:

▶ navigating the global pandemic, the economic downturn and social and political unrest;

▶ climate-related risks and opportunities;

▶ human capital management, including diversity, equity and inclusion and talent development;

▶ corporate culture;

▶ Board governance, including Board leadership structure, Board succession planning and continuing Board education;

▶ leadership development and management succession planning;

▶ executive compensation; and

▶ cybersecurity.

We also discussed how the Board oversees these topics and how they tie to our long-term strategic thinking.

■ **Independent Directors actively participate in engagement efforts with our largest stockholders.** In 2020 and 2021, the Lead Independent Director, the Chair of the Compensation and Management Succession Committee and the Chair of the Nominating, Governance and Corporate Responsibility Committee directly engaged (without the CEO present) with stockholders representing about 25% of our outstanding shares.

Participants in various calls and meetings with our stockholders include:

▶ Independent Directors (Lead Independent Director, Chair of the Compensation and Management Succession Committee and Chair of the Nominating, Governance and Corporate Responsibility Committee)

▶ Chairman and CEO (only when the engagement did not include a discussion of his compensation)

▶ Chief Financial Officer

▶ Chief Legal Officer

▶ Senior Vice President of Environmental and System Planning

▶ Senior Vice President of Human Resources

▶ Vice President, Corporate Governance

▶ Director, Investor Relations and Corporate Governance

Stockholder feedback is communicated to our Board and its committees throughout the year.

In addition, our CFO and investor relations group lead our management team in hundreds of investor meetings throughout the year to discuss our business, our strategy and our financial results. Increasingly, these discussions also include ESG-related topics. Meetings include in-person, telephone and webcast conferences.

Environmental Stakeholder Engagement

Since 2011, we have held regular environmental stakeholder forums, webinars, calls and meetings covering a range of topics, including our efforts to reduce GHG emissions, regulatory and policy issues, system risk and planning related to renewables, energy efficiency and just transition. Members of senior management participate in these events.

In 2020, we hosted two virtual environmental stakeholder forums following the publication of our *Implementation and Action Toward Net Zero* report. Tom Fanning, our CEO, led both of the virtual forums. Other senior leaders that participated included the Chief Financial Officer, Chief Legal Officer, Executive Vice President of Operations and Senior Vice President of Environmental and System Planning. Key topics discussed included our net zero by 2050 goal, decarbonization efforts, R&D efforts, just transition and advancing energy policy. More than 20 stakeholders participated in each forum. We also invited the co-lead investors of the Climate Action 100+ investor initiative to participate. Stakeholder participants include regional environmental and socially focused non-governmental organizations, shareholder advocacy groups and state pension funds.

We had several follow-up conversations with participants in the stakeholder forums to further discuss topics raised at the meetings. In addition, we held an informational webinar on coal combustion residuals.

Committees of the Board

Charters for each of the Board's six standing committees can be found on the Corporate Governance page of our website at *investor.southerncompany.com*. All members of the Board's standing committees are independent Directors.

Audit Committee

MEMBERS		William G. Smith, Jr., **CHAIR** Juanita Powell Baranco	Henry A. Clark III E. Jenner Wood III

ATTENDANCE	97%	MEETINGS IN 2020 9	REPORT Page 103 ▶

The Audit Committee's duties and responsibilities include the following:

- ▶ Oversee the Company's financial reporting, audit process, internal controls and legal, regulatory and ethical compliance.
- ▶ Appoint the Company's independent registered public accounting firm, approve its services and fees and establish and review the scope and timing of its audits.
- ▶ Review and discuss the Company's financial statements with management, the internal auditors and the independent registered public accounting firm, including critical audit matters, critical accounting policies and practices, material alternative financial treatments within GAAP, proposed adjustments, control recommendations, significant management judgments and accounting estimates, new accounting policies, changes in accounting principles, any disagreements with management and other material written communications between the internal auditors and/or the independent registered public accounting firm and management.
- ▶ Recommend the filing of the Company's and its registrant subsidiaries' annual financial statements with the SEC.

The Board has determined that all members of the Audit Committee are independent as defined by the NYSE corporate governance rules within its listing standards and rules of the SEC promulgated pursuant to the Sarbanes-Oxley Act of 2002.

The Board has determined that all members of the Audit Committee are financially literate under NYSE corporate governance rules and that William G. Smith, Jr. qualifies as an audit committee financial expert as defined by the SEC.

Business Security and Resiliency Committee

MEMBERS		Ernest J. Moniz, **CHAIR** Janaki Akella	Colette D. Honorable Dale E. Klein

ATTENDANCE	100%	MEETINGS IN 2020 5

The Business Security and Resiliency Committee's duties and responsibilities include the following:

- ▶ Oversee management's efforts to establish and continuously improve enterprise-wide security policies, programs, standards and controls, including those related to cyber and physical security.
- ▶ Oversee management's efforts to monitor significant security events and operational and compliance activities.

The Board has determined that each member of the Business Security and Resiliency Committee is independent.

Compensation and Management Succession Committee

MEMBERS



John D. Johns, `CHAIR`
Anthony F. Earley, Jr.
David J. Grain

Donald M. James
Dale E. Klein

ATTENDANCE	100%	**MEETINGS IN 2020** 7	**LETTER AND REPORT** Page 49 ▶

The Compensation and Management Succession Committee's duties and responsibilities include the following:

▶ Evaluate the performance of the CEO at least annually, review the evaluation with the independent Directors of the Board and approve the compensation level of the CEO for ratification by the independent Directors of the Board based on this evaluation.

▶ Oversee the evaluation and review and approve the compensation level of the other executive officers.

▶ Review and approve compensation plans and programs, including performance-based compensation, equity-based compensation programs and perquisites.

▶ Review CEO and other management succession plans with the CEO and the full Board, including succession of the CEO in the event of an emergency.

▶ Review risks and associated risk management activities related to human capital, including diversity, equity and inclusion initiatives and employee recruitment, retention and development.

▶ Review the assessment of risk associated with employee compensation policies and practices, particularly performance-based compensation, as they relate to risk management practices and/or risk-taking incentives.

▶ Review and discuss with management the CD&A.

The Board has determined that all members of the Compensation and Management Succession Committee are independent as defined by the NYSE corporate governance rules within its listing standards.

The Compensation and Management Succession Committee engaged Pay Governance, a third-party consultant, to provide an independent assessment of the current executive compensation program and any management-recommended changes to that program and to work with management to ensure that the executive compensation program is designed and administered consistent with the Compensation and Management Succession Committee's requirements.
Pay Governance also advises the Compensation and Management Succession Committee on executive compensation and related corporate governance trends.

Pay Governance is engaged directly by the Compensation and Management Succession Committee and does not provide any services to management unless authorized to do so by the Compensation and Management Succession Committee. The Compensation and Management Succession Committee reviewed Pay Governance's independence and determined that Pay Governance is independent and the engagement did not present any conflicts of interest. Pay Governance also determined that it was independent from management, which was confirmed in a written statement delivered to the Compensation and Management Succession Committee.

Finance Committee

MEMBERS    David J. Grain, **CHAIR**   Donald M. James
Colette D. Honorable   John D. Johns

ATTENDANCE 100%   **MEETINGS IN 2020** 6

The Finance Committee's duties and responsibilities include the following:

▶ Review the Company's financial matters and recommend actions to the Board such as dividend philosophy and financial plan approval.

▶ Provide input regarding the Company's financial plan and associated financial goals.

▶ Review the financial strategy of and the strategic deployment of capital by the Company.

▶ Provide input to the Compensation and Management Succession Committee on financial goals and metrics for the Company's annual and long-term incentive compensation programs.

The Board has determined that each member of the Finance Committee is independent.

Nominating, Governance and Corporate Responsibility Committee

MEMBERS    Jon A. Boscia, **CHAIR**   Steven R. Specker
Ernest J. Moniz

ATTENDANCE 100%   **MEETINGS IN 2020** 6

The Nominating, Governance and Corporate Responsibility Committee's duties and responsibilities include the following:

▶ Recommend Board size and membership criteria and identify, evaluate and recommend Director candidates.

▶ Oversee and make recommendations regarding the composition of the Board and its committees.

▶ Oversee succession planning for the Board and key leadership roles on the Board and its committees.

▶ Review and make recommendations regarding total compensation for non-employee Directors.

▶ Periodically review and recommend updates to the Corporate Governance Guidelines and Board committee charters.

▶ Coordinate the performance evaluations of the Board and its committees.

▶ Oversee the Company's practices and positions to advance its corporate citizenship, including environmental, sustainability and corporate social responsibility initiatives.

▶ Oversee the Company's stockholder engagement program.

The Board has determined that each member of the Nominating, Governance and Corporate Responsibility Committee is independent.

Operations, Environmental and Safety Committee

MEMBERS

Dale E. Klein, CHAIR
Janaki Akella
Jon A. Boscia

Anthony F. Earley, Jr.
Ernest J. Moniz
Steven R. Specker

ATTENDANCE  97%   **MEETINGS IN 2020** 5

The Operations, Environmental and Safety Committee's duties and responsibilities include the following:

▶ Oversee information, activities and events relative to significant operations of the Southern Company system including nuclear and other power generation facilities, electric transmission and distribution, natural gas distribution and storage, fuel and information technology initiatives.

▶ Oversee business strategies designed to address the long-term reduction of carbon emissions and related risks and opportunities across the Company.

▶ Oversee significant environmental and safety regulation, policy and operational matters, including net zero carbon strategies.

▶ Oversee the Southern Company system's management of significant construction projects.

▶ Provide input to the Compensation and Management Succession Committee on the key operational goals and metrics for the annual short-term incentive compensation program.

The Board has determined that each member of the Operations, Environmental and Safety Committee is independent.

Board Composition and Structure

Board Diversity, Board Refreshment and Board Succession Planning

Our commitment to diversity and inclusion begins with the Board. Our Board believes a diverse variety of viewpoints contribute to a more effective decision-making process and helps drive long-term value. Our Board has included a female member every year since 1984 – nearly four full decades.

While our Corporate Governance Guidelines do not prescribe diversity standards, the Guidelines provide that the Board as a whole should be diverse. The Guidelines also include "Rooney Rule" language confirming the Board's commitment to actively seeking out women and minority candidates to include in the pool from which Board nominees are chosen. The Nominating, Governance and Corporate Responsibility Committee assesses the effectiveness of its efforts at pursuing diversity through its regular evaluations of the Board's composition.

The Nominating, Governance and Corporate Responsibility Committee continues to focus on Board refreshment to align the Board's long-term composition with the Company's long-term strategy and to effect meaningful Board succession planning. It has an evergreen Board search process in place and has engaged a nationally-recognized Board search firm to assist in the identification of qualified candidates.

▶ The Nominating, Governance and Corporate Responsibility Committee regularly evaluates the expertise and needs of the Board to determine the Board's membership and size.

▶ As part of this evaluation, the Nominating, Governance and Corporate Responsibility Committee considers aspects of diversity, such as diversity of race, gender and ethnicity.

▶ The Nominating, Governance and Corporate Responsibility Committee also considers diversity of age, education, industry, business background and experience in the selection of candidates to serve on the Board.

Since March 2018, we have added four new independent Directors to the Board, with two of those Directors being women of color. Over the same period of time, four Directors have retired. Effective at the annual meeting, two additional Directors will retire.

The Board aims to strike a balance between the knowledge that comes from longer-term service on the Board and the new experience and ideas that can come from adding Directors to the Board. The Board believes the average tenure of the Director nominees of approximately 8.5 years reflects the balance the Board seeks between different perspectives brought by longer-serving Directors and new Directors.

The Board aims to continue to refresh its membership in the coming year, with a particular focus on diverse candidates.

Director Nominee Tenure	Director Nominee Gender Diversity	Director Nominee Ethnic/Racial Diversity
		
	Women	Minorities

Board Nomination Process

Identifying Nominees for Election to the Board

The Nominating, Governance and Corporate Responsibility Committee, comprised entirely of independent Directors, is responsible for identifying, evaluating and recommending nominees for election to the Board. Final selection of the nominees for election to the Board is within the sole discretion of the Board.

The Board believes that, as a whole, it should have collective qualifications, attributes, skills and experience beneficial to our Company and in line with our long-term strategic plans.

Colette D. Honorable was recommended by the Nominating, Governance and Corporate Responsibility Committee for election as independent Director and was elected to the Board effective October 1, 2020. Ms. Honorable was identified by the third-party Board search firm engaged by the Nominating, Governance and Corporate Responsibility Committee and several independent Directors.

The following describes the selection process for new Directors.

Board Succession Planning	As it seeks potential candidates for Director, the Nominating, Governance and Corporate Responsibility Committee considers the qualifications, skills, attributes and experiences of the Board and identifies the skills and experiences of a candidate that would enhance the Board's oversight of long-term strategy and related risks and opportunities.
Identification of Candidates	The Nominating, Governance and Corporate Responsibility Committee engages in an evergreen search process with the assistance of an independent search firm to identify qualified Director candidates based on the talent framework consistent with our leadership mission and aligned with our strategic imperatives that drive long-term value. The Nominating, Governance and Corporate Responsibility Committee also considers the following personal characteristics and qualifications: ▶ Highest degree of integrity and ethical standards ▶ Independence from management ▶ Ability to provide sound and informed judgment ▶ History of achievement that reflects superior standards ▶ Willingness to commit sufficient time ▶ Financial literacy ▶ Number of other board memberships ▶ Genuine interest in the Company and a recognition that, as a member of the Board, one is accountable to the stockholders of the Company, not to any particular interest group As part of its evaluation of Board composition, the Committee will consider aspects of diversity, such as diversity of race, gender and ethnicity.
Meeting with Candidates	Potential Director candidates are initially interviewed by our Chairman and CEO, Lead Independent Director and members of the Nominating, Governance and Corporate Responsibility Committee. If there is a collective agreement that the Nominating, Governance and Corporate Responsibility Committee would like to move forward with the candidate, all members of the Board are provided an opportunity to interview the Director candidate and provide feedback to the Committee.
Decision and Nomination	The Nominating, Governance and Corporate Responsibility Committee recommends, and the full Board approves, the Director candidate best qualified to serve the interests of the Company and its stockholders for nomination.
Election	Stockholders consider the nominees and elect Directors at the annual meeting to serve one-year terms. The Board may also elect Directors on the recommendation of the Nominating, Governance and Corporate Responsibility Committee throughout the year, following the same process, when determined to be in the best interests of the Company and its stockholders.

Proxy Access

Proxy access generally refers to the right of stockholders who meet certain ownership thresholds to nominate one or more Directors to the Board and have the nominees included in the Company's proxy materials and on the Company's proxy card.

The following are the key terms of our proxy access By-Law.

3% **FOR** 3	2 **OR** 20%	
shares years	nominees of the number of directors	
Any stockholder or group of up to **20** stockholders maintaining continuous qualifying ownership of at least **3%** of our outstanding shares for at least **3** years 	Can nominate, and include in our proxy materials, Director nominees constituting the greater of **2** nominees or **20%** (rounded down) of the number of Directors in our proxy materials for the next annual meeting 	Nominating stockholder(s) and the nominee(s) must also meet the eligibility requirements described in our By-Laws. 

Stockholder Recommendation of Board Candidates

▶ The Nominating, Governance and Corporate Responsibility Committee considers potential board candidates recommended by stockholders.

▶ Recommendations can be made by submitting the candidate's information to our Corporate Secretary in writing at Southern Company, 30 Ivan Allen Jr. Boulevard NW, Atlanta, Georgia 30308. Stockholders should provide as much relevant information about the candidate as possible, including the candidate's biographical information and qualifications to serve.

▶ A stockholder recommended candidate is reviewed in the same manner as a candidate identified by the Nominating, Governance and Corporate Responsibility Committee.

▶ For information about the direct nomination of directors for election by stockholders at an annual meeting as provided in the By-Laws, see page 113.

Majority Voting for Directors and Director Resignation Policy

We have a majority vote standard for Director elections, which requires that a nominee for Director in an uncontested election receive a majority of the votes cast at a stockholder meeting in order to be elected to the Board. The Board believes that the majority vote standard in uncontested Director elections strengthens the Director nomination process and enhances Director accountability.

We also have a Director resignation policy, which requires any nominee for election as a Director to submit an irrevocable letter of resignation as a condition to being named as such nominee, which would be tendered in the event that nominee fails to receive the affirmative vote of a majority of the votes cast in an uncontested election at a meeting of stockholders. Such resignation would be considered by the Board, and the Board would be required to either accept or reject such resignation within 90 days from the certification of the election results.

Board Independence

Director Independence Standards

No Director will be deemed to be independent unless the Board affirmatively determines that the Director has no material relationship with the Company directly or as an officer, stockholder or partner of an organization that has a relationship with the Company. The Board has adopted categorical guidelines which provide that a Director will not be deemed to be independent if within the preceding three years:

▶ The Director was employed by the Company or the Director's immediate family member was an executive officer of the Company.

▶ The Director has received, or the Director's immediate family member has received, during any 12-month period, direct compensation from the Company of more than $120,000, other than Director and committee fees. (Compensation received by an immediate family member for service as a non-executive employee of the Company need not be considered.)

▶ The Director was affiliated with or employed by, or the Director's immediate family member was affiliated with or employed in a professional capacity by, a present or former external auditor of the Company and personally worked on the Company's audit.

▶ The Director was employed, or the Director's immediate family member was employed, as an executive officer of a company where any of the Company's present executive officers at the same time served on that company's compensation committee.

▶ The Director is a current employee, or the Director's immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in an amount which, in any year, exceeds the greater of $1,000,000 or 2% of that company's consolidated gross revenues.

▶ The Director or the Director's spouse serves as an executive officer of a charitable organization to which the Company made discretionary contributions which, in any year, exceeds the greater of $1,000,000 or 2% of the organization's consolidated gross revenues.

These guidelines are in compliance with the NYSE corporate governance rules within its listing standards.

Director Independence Review Process

At least annually, the Board receives a report on all commercial, consulting, legal, accounting, charitable or other business relationships that a Director or the Director's immediate family members have with the Company and its subsidiaries. This report includes all ordinary course transactions with entities with which the Directors are associated.

▶ The Board determined that the Company and its subsidiaries followed our procurement policies and procedures, that the amounts reported were well under the thresholds contained in the Director independence requirements and that no Director had a direct or indirect material interest in the transactions included in the report.

▶ The Board reviewed all contributions made by the Company and its subsidiaries to charitable organizations with which the Directors are associated. The Board determined that the contributions were consistent with other contributions by the Company and its subsidiaries to charitable organizations and none were approved outside the Company's normal procedures.

▶ In determining Director independence, the Board considers transactions, if any, identified in the report discussed above that affect Director independence, including any transactions in which the amounts reported were above the threshold contained in the Director independence requirements and in which a Director had a direct or indirect material interest. No such transactions were identified and, as a result, no such transactions were considered by the Board.

▶ In making its determination, the Board considered the fact that one of the Company's Directors, Ms. Honorable, is a partner at Reed Smith LLP, which provides legal services to the Company and its affiliates. The Board also considered that, in the ordinary course of the Southern Company system's business, electricity and natural gas are provided to some Directors and entities with which the Directors are associated on the same terms and conditions as provided to other customers of the Southern Company system.

As a result of its review process, the Board affirmatively determined that 12 of its 13 nominees for Director are independent. Mr. Boscia and Dr. Specker, who are retiring from the Board at the annual meeting, and Larry D. Thompson, who retired at the 2020 annual meeting, are also independent. The only member of the Board that is not independent is Mr. Fanning, Chairman, President and CEO of the Company.

Independent Director Nominees

▶ Janaki Akella
▶ Juanita Powell Baranco
▶ Henry A. Clark III
▶ Anthony F. Earley, Jr.
▶ David J. Grain
▶ Colette D. Honorable

▶ Donald M. James
▶ John D. Johns
▶ Dale E. Klein
▶ Ernest J. Moniz
▶ William G. Smith, Jr.
▶ E. Jenner Wood III

Director Nominee Independence



92%

Independent

Board Leadership Structure

Our Corporate Governance Guidelines and our By-Laws allow the independent Directors to determine the appropriate Board leadership structure for Southern Company, including the flexibility to split or combine the Chairman and CEO responsibilities. The independent Directors annually review our Board leadership structure to determine the structure that is in the best interests of the Company and its stockholders.

The Board believes that presently its current leadership structure, which has a combined role of Chairman and CEO counterbalanced by a strong independent Board led by an empowered Lead Independent Director, active and engaged independent Directors and fully-independent Board committees chaired by independent Directors, provides the optimal balance between independent oversight of management and unified leadership. The Board believes this leadership structure is most suitable for us at this time and is in the best interests of the Company and its stockholders.

- ▶ The combined role of Chairman and CEO is held by Tom Fanning, who is the Director most familiar with our business and industry (including the regulatory structure and other industry-specific matters) and is most capable of effectively identifying strategic priorities and leading discussion and execution of strategy. During his tenure as Chairman and CEO, Mr. Fanning has been instrumental in driving forward Southern Company's strategic priorities, including Southern Company's climate strategy and the progression to our long-term greenhouse gas emissions reduction goal, announced in 2020, of net zero emissions by 2050.

- ▶ The Board believes that the combined role of Chairman and CEO promotes the development and execution of our strategy. Independent Directors and management have different perspectives and roles in strategy development. The CEO brings Company-specific experience and expertise, while our independent Directors bring experience, oversight and expertise from outside the Company and its industry. At the same time, several of our independent Directors have deep experience within our industry, and all of our independent Directors receive comprehensive industry information from diverse sources, both internal and external, to best position them to oversee the Company's strategy and key risks.

- ▶ The Board believes that the combined role of Chairman and CEO facilitates the flow of information between management and the Board, which is essential to effective corporate governance. For example, the Board recognizes the importance of presenting the Board with robust and comprehensive meeting agendas and information. As a result, a key element of the Lead Independent Director's role is working with the Chairman to set the agenda for Board meetings and reviewing and approving the meeting materials.

As the Board looks toward the future and evaluates the Company's leadership, risks, opportunities and long-term strategic priorities, the Board is also evaluating other governance matters, such as the size of the Board and the Board's skills makeup and diversity. While the Board annually reviews its leadership structure, the Board will undertake a more comprehensive review of its leadership structure in conjunction with a CEO transition. The Nominating, Governance and Corporate Responsibility Committee will help lead our Board in this important evaluation, which will include consideration of an independent board chair.

The Nominating, Governance and Corporate Responsibility Committee will perform a comprehensive review and analysis of current and emerging best practices with respect to board leadership structure. As part of the process, we will (among other things) reach out to stockholders, solicit feedback on board leadership structure and share that feedback with the Nominating, Governance and Corporate Responsibility Committee. We also anticipate that the Chair of the Nominating, Governance and Corporate Responsibility Committee will engage directly with key stockholders to solicit feedback on board leadership structure. The Nominating, Governance and Corporate Responsibility Committee also will consider the role of the Board's leadership in helping the Company achieve its long-term strategic priorities, including the Company's decarbonization efforts to meet its long-term GHG emission reduction goal of net zero by 2050, the Company's fleet transition plans to meet both the interim goal and the 2050 goal and the Company's enterprise-wide capital allocation plans.

After completing its review, the Nominating, Governance and Corporate Responsibility Committee will present its recommendations to our independent Directors, who will determine the Board leadership structure that is most suitable for us and is in the best interests of the Company and its stockholders at the time of a CEO succession.

Role of the Lead Independent Director

The Lead Independent Director role at Southern is robust, with the following key authorities and responsibilities:

▶ Working with the Chairman to set the agenda for Board meetings

▶ Approving the agenda (with the ability to add agenda items) and schedule for Board meetings to provide that there is sufficient time for discussion of all agenda items

▶ Approving information sent to the Board

▶ Chairing executive sessions of the non-management Directors, which are included on the agenda of every regular board meeting, and having the ability to call an executive session

▶ Chairing Board meetings in the absence of the Chairman

▶ Meeting regularly with the Chairman

▶ Acting as the principal liaison between the Chairman and the non-management Directors (although every Director has direct and complete access to the Chairman at any time)

▶ Serving as the primary contact Director for stockholders and other interested parties

▶ Communicating any sensitive issues to the Directors

▶ Overseeing the independent Directors' performance evaluation of the Chairman, in conjunction with the chair of the Compensation and Management Succession Committee

The Lead Independent Director is elected by the independent Directors of the Board to serve in the role for a period of generally two to three years. The Board's succession planning process includes the regular review of the skills, qualifications, attributes and experiences of the independent Directors to identify potential future candidates for the Lead Independent Director role.

Dr. Specker was elected by the independent Directors in May 2018 to serve as Lead Independent Director. Following Dr. Specker's retirement at the annual meeting, the independent Directors will elect a new Lead Independent Director consistent with its long-term Board succession planning process.

Role of the Independent Directors

The Board has strong, independent Directors that provide additional independent leadership to the Board and effective oversight of management. All members of our Board other than the Chairman and CEO, or 14 of our 15 currently serving Directors, are independent.

The independent Directors are free to raise subjects at a Board meeting that are not on the agenda for that meeting. An executive session, which allows the independent Directors to meet without the Chairman and CEO present, is included on the agenda of every regular board meeting.

All of the Board's six standing committees are comprised solely of independent Directors, and independent Directors chair all of these committees. Each Board committee has a designated member of senior management, other than the Chairman and CEO, that works with the independent Director that chairs that committee to develop the committee's agenda for each meeting. The independent Director that chairs each committee reviews and approves the agenda and materials to be covered at the upcoming meeting. The independent Directors are free to raise subjects at a committee meeting that are not on the agenda for that meeting. An executive session is included on the agenda of every regular committee meeting.

The independent Directors evaluate the performance of the Chairman and CEO at least annually. The Lead Independent Director, in conjunction with the chair of the Compensation and Management Succession Committee, is responsible for overseeing the evaluation process. Input on the Chairman and CEO's performance is sought from all of the independent Directors. The Lead Independent Director facilitates a robust discussion of the evaluation results with the independent Directors while meeting in executive session. The Lead Independent Director and the chair of the Compensation and Management Succession Committee together discuss the evaluation with the Chairman and CEO. The evaluation is used by the Compensation and Management Succession Committee to determine the compensation to be recommended for ratification by the independent Directors.

Meetings and Attendance

The Board met nine times in 2020. All of our Directors attended at least 75% of applicable Board and committee meetings in 2020. Our Directors are engaged, as demonstrated by the average Director attendance at all applicable Board and committee meetings in 2020 of 98%.

All Director nominees are expected to participate in the annual meeting of stockholders. All nominees for Director at the 2020 annual meeting attended the virtual annual meeting.

Engaged Directors



98%

Average 2020 Board and Committee Meeting Attendance

Board Continuing Education

Directors are encouraged to participate in continuous learning in an effort to promote the investment in knowledge on matters relevant to the Company. On a quarterly basis, we provide our Directors with suggested educational courses on topics including emerging governance issues, compliance and ethics matters, financial and risk oversight and industry-specific subjects. To facilitate ongoing education by our Directors, we pay the costs for registration and tuition and related travel and lodging expenses.

Board and Committee Responsibilities

Board Risk Oversight

The Board and its committees have both general and specific risk oversight responsibilities. The Board has broad responsibility to provide oversight of significant risks primarily through direct engagement with management and through delegation of ongoing risk oversight responsibilities to the committees. Any risk oversight that is not allocated to a committee remains with the Board.

At least annually, the Board reviews our risk profile to ensure that oversight of each risk is properly designated to an appropriate committee or the full Board. The charters of the committees and the checklist of agenda items for each committee define the areas of risk for which each committee is responsible for providing ongoing oversight.

Audit Committee	▶ Reviews risks and associated risk management activities related to financial reporting and ethics and compliance-related matters. ▶ Reviews the adequacy of the risk oversight process and documentation that appropriate enterprise risk management and oversight are occurring. The documentation includes a report that tracks which significant risk reviews have occurred and the committee(s) reviewing such risks. In addition, an overview is provided at least annually of the risk assessment and profile process conducted by Company management. ▶ Receives regular updates from Internal Auditing and quarterly updates as part of the disclosure controls process.
Business Security and Resiliency Committee	▶ Reviews risks and associated risk management activities related to cybersecurity, physical security, operational resiliency and technological developments and the response to incidents with respect thereto. ▶ Reviews the adequacy of processes and procedures to protect critical cyber and physical assets and resiliency of ongoing operations.
Compensation and Management Succession Committee	▶ Reviews risks and associated risk management activities related to human capital. ▶ Reviews the assessment of risks associated with the Company's employee compensation policies and practices, particularly performance-based compensation, as they relate to risk management practices and/or risk-taking incentives. The review is conducted at least annually and whenever significant changes to any business unit's compensation practices are under consideration.

Finance Committee	▶ Reviews risks and associated risk management activities related to financial matters of the Company such as financial integrity, major capital investments, dividend policy, financing programs and financial and capital allocation strategies.
Nominating, Governance and Corporate Responsibility Committee	▶ Reviews risks and associated risk management activities related to the state and federal regulatory and legislative environment, stockholder activism and environmental, sustainability and corporate social responsibility.
Operations, Environmental and Safety Committee	▶ Reviews risks and associated risk management activities related to significant operations of the Southern Company system such as safety, system reliability, nuclear, gas and other operations, environmental regulation and policy, net zero carbon strategies, fuel cost and availability.

Each committee provides ongoing oversight for each of our most significant risks designated to it, reports to the Board on their oversight activities and elevates review of risk issues to the Board as appropriate. Each committee has a designated member of executive management as the primary responsible officer for providing information and updates related to the significant risks for that committee. These officers ensure that all significant risks identified in the risk profile we develop are regularly reviewed with the Board and/or the appropriate committee(s).

The Board's oversight of strategy and risks includes oversight of key ESG matters, including climate, human capital, diversity, equity and inclusion, safety, cybersecurity and other matters. These matters are key to the long-term success of the Company and, accordingly, integrated into topics reviewed and discussed at each Board meeting as well as the Board's annual in-depth strategy session.

Southern Company has a robust enterprise risk management program that facilitates identification, communication and management of the most significant risks throughout the Company employing a formalized framework in which risk governance and oversight are largely embedded in existing organizational and control structures. As a part of the governance structure, the CFO serves as the Chief Risk Officer and is accountable to the CEO and the Board for ensuring that enterprise risk oversight and management processes are established and operating effectively.

All Directors are actively involved in the risk oversight function, and we believe that our leadership structure supports the Board's risk oversight responsibility. Each committee is chaired by an independent Director, and the Chairman and CEO does not serve on any committee. There is regular, open communication between management and the Directors.

Cybersecurity Governance and Risk Oversight

Cybersecurity is a critical component of our risk management program. The Board devotes significant time and attention to overseeing cyber and information security risk, and our strong approach to cybersecurity governance establishes oversight and accountability at every level of the enterprise. The Board's Business Security and Resiliency Committee, comprised solely of independent Directors, is charged with oversight of risks related to cybersecurity and operational resiliency. The Business Security and Resiliency Committee includes directors with an understanding of cyber issues and with high-level security clearances.

▶ The Business Security and Resiliency Committee meets at every regular Board meeting and when needed in the event of a specific threat or emerging issue. The Chair of the Business Security and Resiliency Committee regularly reports out to the Board on key matters considered by the Committee.

▶ The Business Security and Resiliency Committee routinely receives presentations on a range of topics, including the threat environment and vulnerability assessments, policies and practices, technology trends and regulatory developments.

▶ The Chief Information Security Officer reports to the Business Security and Resiliency Committee at each committee meeting.

We use a risk-based, "all threats" and "defense in depth" approach to identify, protect, detect, respond to and recover from cyber threats. Recognizing that no single technology, process or business control can effectively prevent or mitigate all risks, we employ multiple technologies, processes and controls, all working independently but as part of a cohesive strategy to minimize risk. This strategy is regularly tested through auditing, penetration testing and other exercises designed to assess effectiveness.

▶ Overall network security efforts are led by the Chief Information Security Officer and the Technology Security Organization. We utilize a 24/7 Security Operations Center, which facilitates real-time situational awareness across the cyber-threat environment, and a robust Insider Threat Protection Program and Fusion Center that leverages cross-function information sharing to assess insider threat activity.

▶ We emphasize security and resiliency through business assurance capabilities and incident response plans designed to identify, evaluate and remediate incidents when they occur. We regularly review and update our plans, policies and technologies and conduct regular training exercises and crisis management preparedness activities to test their effectiveness.

▶ We have implemented a security awareness program designed to educate and train employees at least annually, or more often as needed, about risks inherent to human interaction with information and operational technology.

▶ Our cybersecurity program increasingly leverages intelligence sharing capabilities about emerging threats within the energy industry, across other industries, with specialized vendors and through public-private partnerships with government intelligence agencies. Such intelligence allows us to better detect and work to prevent emerging cyber threats before they materialize.

▶ The U.S. Department of Homeland Security has granted Certification for the Company's cybersecurity risk management program under the Support Anti-Terrorism by Fostering Effective Technologies Act of 2002.

▶ Our CEO co-chairs the Electricity Subsector Coordinating Council, which coordinates industry and federal government preparation for and response to potential national disasters and cyber-attacks.

▶ Members of senior management have high-level security clearances to facilitate access to critical information, and we participate in pilot programs with industry and government to share additional information and strengthen cybersecurity and business resiliency.

Succession Planning and Talent Development

Valuing and developing our people is a strategic priority for our Company. To support this priority, we engage in detailed discussions around succession planning and talent development at all levels within our organization. We have robust discussions and actions that occur throughout the year. The Board meets potential leaders at many levels across the organization through formal presentations and informal events on a regular basis.

The Compensation and Management Succession Committee oversees the development and implementation of succession plans for senior leadership positions.

▶ The process starts with management undertaking a full internal review of performance and development of leaders across the organization.

▶ Management presents and discusses with the Compensation and Management Succession Committee its evaluation and recommendations for senior leadership succession regularly throughout the year.

▶ The Compensation and Management Succession Committee updates the Board on these discussions.

The Compensation and Management Succession Committee is also regularly updated on key talent indicators for the overall workforce, including diversity, equity and inclusion, recruiting and development programs.

The Board annually reviews succession plans for senior management and the CEO, including both a long-term succession plan and an emergency succession plan. To assist the Board, the CEO annually provides his assessment of senior leaders and their potential to succeed at key senior management positions. The evaluation is done in the context of the business strategy with a focus on risk management.

Political Contributions and Lobbying-Related Oversight

We believe that we have a responsibility to customers and stockholders to participate in the political process and, where appropriate, to make political contributions or expenditures (as defined by applicable law). The Company and its subsidiaries comply with all laws governing the use of corporate funds in connection with elections for public office. All political contributions or independent expenditures must be approved in advance.

Engagement in legislative and regulatory proceedings at the federal, state and local levels of government is crucial to our success, and we devote substantial attention and resources to interaction with government officials as public policy is debated and laws and regulations are developed. We also work with trade associations and industry coalitions as part of our government relations activities.

Southern's political expenditures and lobbying-related activities are reviewed at least annually by the full Board.

We provide on our website an overview of our policies and practices for political spending and annually disclose our political contributions. We also provide on our website an overview of our policies and practices for lobbying-related activities and annually disclose the trade associations and coalitions engaged in lobbying to which we make yearly contributions of $50,000 or more.

Board Governance Processes

Board and Committee Self-Evaluation Process

The Board and each of its committees have a robust annual self-evaluation process.

1 Board Evaluation

The Lead Independent Director, in conjunction with the Nominating, Governance and Corporate Responsibility Committee, oversees the annual self-assessment process on behalf of the Board.

2 Committee Evaluations

The charter of each committee of the Board also requires an annual performance evaluation, which traditionally is overseen by the chair of each committee.

3 Interviews and Discussion

The Board self-evaluation process involves completion of a written questionnaire by each Board member, followed by an interview of each Director conducted by an independent third party. The independent third party reviews the results of the evaluation process with the Lead Independent Director. The Lead Independent Director leads a discussion with the full Board to review the results of the self-evaluation and identify follow up items.

The committee self-evaluation process involves a review and discussion for each committee. The process is led by the chair of each committee and is conducted in executive session.

4 Outcome

The objective is to allow the Directors to share their perspectives and consider adjustments or enhancements in response to the feedback.

As a result of the Board's self-evaluation processes in recently years, the Board restructured meeting schedules to allow more time at many committee meetings throughout the year, evaluated Board materials to ensure an appropriate quantity of materials to facilitate a robust discussion and reviewed and updated agenda items to be considered at each meeting to use the Directors' time more effectively.

Meetings of Non-Management Directors

An executive session, which allows non-management Directors (our independent Directors) to meet without any members of the Company's management present, is included on the agenda of each regularly-scheduled Board meeting. These executive sessions promote an open discussion of matters in a manner that is independent of the Chairman and CEO. The Lead Independent Director chairs each of these executive sessions.

Certain Relationships and Related Transactions

We have a robust system for identifying potential related person transactions.

▶ Our Audit Committee is responsible for overseeing our Code of Ethics, which includes policies relating to conflicts of interest. The Code of Ethics requires that all employees, officers and Directors avoid conflicts of interest, defined as situations where the person's private interests conflict, or even appear to conflict, with the interests of the Company as a whole.

▶ We conduct a review of our financial systems to identify potential conflicts of interest and related person transactions.

▶ At least annually, each Director and executive officer completes a detailed questionnaire that asks about any business relationship that may give rise to a conflict of interest and all transactions in which the Company or one of its subsidiaries is involved and in which the executive officer, a Director or a related person has a direct or indirect material interest.

▶ We have a Contract Manual and other formal written procurement policies and procedures that guide the purchase of goods and services, including requiring competitive bids for most transactions above $10,000 or approval based on documented business needs for sole sourcing arrangements.

The approval and ratification of any related person transaction would be subject to these written policies and procedures which include:

▶ a determination of the need for the goods and services;

▶ preparation and evaluation of requests for proposals by supply chain management;

▶ the writing of contracts;

▶ controls and guidance regarding the evaluation of the proposals; and

▶ negotiation of contract terms and conditions.

As appropriate, these contracts are also reviewed by individuals in the legal, accounting and/or risk management services departments prior to being approved by the responsible individual. The responsible individual will vary depending on the department requiring the goods and services, the dollar amount of the contract and the appropriate individual within that department who has the authority to approve a contract of the applicable dollar amount.

We do not have a written policy pertaining solely to the approval or ratification of related person transactions.

In 2020, Ms. Alexia B. Borden, the daughter of Paul Bowers, an executive officer of the Company, was employed by Alabama Power as senior vice president and general counsel and received total compensation of approximately $878,000.

We do not have any other related person transactions that meet the requirements for disclosure in this proxy statement.

In the ordinary course of the Southern Company system's business, electricity and natural gas are provided to some Directors and entities with which the Directors are associated on the same terms and conditions as provided to other customers of the Southern Company system.

Communicating with the Board

We encourage stockholders or interested parties to communicate directly with the Board, the independent Directors or the individual Directors, including the Lead Independent Director.

▶ Communications may be sent to the Board as a whole, to the independent Directors or to specified Directors, including the Lead Independent Director, by regular mail or electronic mail.

▶ Regular mail should be sent to our principal executive offices, to the attention of the Corporate Secretary, Southern Company, 30 Ivan Allen Jr. Boulevard NW, Atlanta, Georgia 30308.

▶ Electronic mail should be directed to *corpgov@southerncompany.com*. The electronic mail address also can be accessed from the Governance Inquiries link on the Corporate Governance page of our website at *investor.southerncompany.com*.

With the exception of commercial solicitations, all communications directed to the Board or to specified Directors will be relayed to them.

Corporate Governance Website

Information relating to our corporate governance is available on the Corporate Governance page of our website at *investor.southerncompany.com*.

▶ Board of Directors — Background and Experience	▶ Code of Ethics
▶ Composition of Board Committees	▶ Restated Certificate of Incorporation
▶ Board Committee Charters	▶ Amended and Restated By-Laws (By-Laws)
▶ Corporate Governance Guidelines	▶ Securities and Exchange Commission (SEC) Filings
▶ Link for on-line communication with Board of Directors	▶ Policies and Practices for Political Spending and Lobbying-Related Activities
▶ Management Council — Background and Experience	▶ Anti-Hedging and Anti-Pledging Provision
▶ Executive Stock Ownership Requirements	

These documents also may be obtained by requesting a copy from the Corporate Secretary, Southern Company, BIN 803, 30 Ivan Allen Jr. Boulevard NW, Atlanta, Georgia 30308.

Director Compensation

Only non-employee Directors of the Company are compensated for service on the Board. For 2020, the pay components for non-employee Directors were:

Annual cash retainers	
Cash retainer	$ 110,000
Additional cash retainer if serving as the Lead Independent Director of the Board	$ 30,000
Additional cash retainer if serving as a chair of a standing committee of the Board	$ 20,000
Annual equity grant	
In deferred common stock units until Board membership ends	$ 160,000
Meeting fees	
Meeting fees are not paid for participation in a meeting of the Board	—
Meeting fees are not paid for participation in a meeting of a committee or subcommittee of the Board	—

Director Compensation Table

The following table reports compensation to the non-employee Directors during 2020.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Janaki Akella	110,000	160,000	0	270,000
Juanita Powell Baranco	110,000	160,000	0	270,000
Jon A. Boscia	130,000	160,000	0	290,000
Henry A. Clark III	110,000	160,000	0	270,000
Anthony F. Earley, Jr.	110,000	160,000	0	270,000
David J. Grain	130,000	160,000	0	290,000
Colette D. Honorable[4]	0	0	0	0
Donald M. James	110,000	160,000	0	270,000
John D. Johns	130,000	160,000	0	290,000
Dale E. Klein	130,000	160,000	0	290,000
Ernest J. Moniz	130,000	160,000	0	290,000
William G. Smith, Jr.	130,000	160,000	0	290,000
Steven R. Specker	140,000	160,000	0	300,000
Larry D. Thompson[5]	55,000	80,000	0	135,000
E. Jenner Wood III	110,000	160,000	0	270,000

[1] Includes amounts voluntarily deferred in the Director Deferred Compensation Plan.

[2] Represents the grant date fair market value of deferred common stock units.

(3) No non-employee Director of the Company received perquisites in an amount above the reporting threshold.

(4) Ms. Honorable was elected to the Board in October 2020 and received compensation starting in January 2021.

(5) Mr. Thompson retired from our Board in May 2020.

Director Stock Ownership Guidelines

Under our Corporate Governance Guidelines, non-employee Directors are required to beneficially own, within five years of their initial election to the Board, common stock of the Company equal to at least five times the annual cash retainer. The annual equity grant for non-employee Directors is required to be deferred until Board membership ends. All non-employee Directors either meet the stock ownership guideline or are expected to meet the guideline within the allowed timeframe.

Director Deferred Compensation Plan

The annual equity grant to the independent Directors is required to be deferred in shares of common stock. The shares are not distributed until membership on the Board ends. The deferral is made under the Director Deferred Compensation Plan and invested in common stock units which earn dividends as if invested in common stock. Earnings are reinvested in additional stock units. Upon leaving the Board, distributions are made in common stock or cash.

In addition, Directors may elect to defer up to 100% of their remaining compensation in the Director Deferred Compensation Plan until membership on the Board ends. Such deferred compensation may be invested as follows, at the Director's election:

▶ in common stock units which earn dividends as if invested in common stock and are distributed in shares of common stock or cash upon leaving the Board; or

▶ at the prime interest rate which is paid in cash upon leaving the Board.

All investments and earnings in the Director Deferred Compensation Plan are fully vested and, at the election of the Director, may be distributed in a lump-sum payment, or in up to 10 annual distributions after leaving the Board. We have established a grantor trust that primarily holds common stock that funds the common stock units that are distributed in shares of common stock.

Compensation Discussion and Analysis

What you will find in this CD&A:

New or notable in this year's CD&A:

- ✔ **No Mid-Year Changes:** Despite the challenges of 2020, we did not make any adjustments or changes to the incentive compensation metrics, goals and targets we set for the year

- ✔ **CEO Pay Decisions:** As a result of the increases in the Vogtle construction project's cost reserve and the resulting charges against earnings for 2020, the Committee reduced the CEO's incentive payouts by approximately $2.5 million, which is equivalent to paying on GAAP for this item

- ✔ **GHG Goal:** Continued including a GHG goal as a meaningful part of the CEO's long-term equity award

- ✔ **Pay equity:** Description of our pay equity review process and the enhanced analysis undertaken in 2020

- ✔ **Clawback and Stock Ownership Guidelines:** Enhanced incentive compensation clawback for senior leaders and stock ownership requirements for the CEO in 2021

This CD&A focuses on the compensation for our CEO, CFO and our three other most highly compensated executive officers serving at the end of 2020. Collectively, these officers are referred to as the NEOs.



Tom Fanning

Chairman of the Board, President and CEO of Southern Company



Andrew Evans

Executive Vice President and CFO of Southern Company



Paul Bowers

Chairman and CEO of Georgia Power and former President of Georgia Power



Mark Crosswhite

Chairman, President and CEO of Alabama Power



Stephen Kuczynski

Chairman, President and CEO of Southern Nuclear

CD&A At-a-Glance

Key 2020 Company Highlights

Outstanding response and resiliency
during unprecedented times

Best in class customer service
reflecting excellent operational reliability throughout the year

Adjusted EPS exceeded
guidance range

Completed major milestones
on Plant Vogtle construction project

13.64%
Total Shareholder Return over the last 3 years

Focus on our employees
to keep them healthy and safe and promote a diverse, inclusive and innovative culture

Net zero by 2050
updated long-term GHG reduction goal

$2.7 billion
in dividends to stockholders

73 consecutive years
of dividends paid

19 consecutive years
of dividend increases

Our Compensation Focus

In 2020, we faced a global health pandemic, an economic downturn and social and political unrest that impacted our communities and our nation. Throughout the year, a top priority was to keep our employees healthy and safe while maintaining the Southern Company system's critical operations.

▶ We closely monitored the compensation program, including incentive compensation metrics and goals set for 2020 to help ensure that they balanced the demands of the pandemic and appropriately recognized 2020 performance and long-term value creation for our stockholders and reflected feedback from our ongoing stockholder engagement program. We did not make any adjustments or changes to the incentive compensation metrics, goals and targets we set for the year.

▶ We continue to target the total direct compensation for our executives at market median and place a very significant portion of that target compensation at risk. For our CEO, 91% of pay is at risk. This approach helps ensure management accountability to deliver on our annual and long-term commitments to stockholders.

▶ The Committee exercises discretion when necessary to appropriately align payouts with business performance and stockholder returns. In 2020 as well as prior years, this has resulted in exercising negative discretion to reflect charges against earnings resulting from large construction projects and excluding large gains from asset dispositions that were not included in our annual financial plans.

▶ The Committee continues to believe that the majority of executive pay should be focused on long-term incentives. In 2020, 74% of the CEO's target pay was comprised of long-term awards based on multi-year achievement of financial goals, stock price performance and the Company's GHG goals.

▶ Our compensation program is designed to support our human capital strategy of investing in our employees to attract, engage, competitively compensate and retain key talent and reinforce our pay for performance philosophy. We enhanced our pay equity analysis and our diversity, equity and inclusion and talent development efforts during 2020.

Key Company Performance Metrics

We delivered exceptionally strong financial, operational and stock price performance in 2020 despite the challenging year.

Exceeded our 2020 EPS goal

Target	Result	Payout
$3.16	$3.25	166%

Exceeded our 2020 operational goals, including safety, customer satisfaction and reliability

Target	Result	Payout
Various	Well above target	160%

Exceeded our peer group on the three-year TSR goal

Target	Result	Payout
Median	Top quartile	183%

Compensation Decisions for the CEO

▶ The CEO's outstanding leadership was integral to navigating the Company through the many challenges of 2020, including a global pandemic, economic downturn, significant social and political unrest and an exceedingly busy storm season. The CEO was also instrumental in the continued advancement of our long-term strategy, including setting our updated goal to achieve net zero GHG emissions by 2050.

▶ The Company demonstrated substantial resilience in 2020, providing excellent operational reliability, delivering outstanding service to customers and achieving strong financial performance while working to keep our employees and customers safe. Calculated incentive compensation payouts for 2020 reflect our strong performance.

▶ Consistent with prior years, the Committee evaluated each earnings adjustment, both positive and negative, in determining final payouts with the objective of aligning pay with stockholder interests and being responsive to stockholder feedback.

▶ The CEO's leadership through the pandemic was critical to continued progress at the Vogtle construction site during 2020, though increases in the project's cost reserve resulted in charges against earnings for 2020.

▶ Consistent with its objective of aligning pay with stockholder interests as well as past practices, the Committee applied negative discretion to reduce the calculated 2020 incentive payouts for the CEO by approximately $2.5 million, which is equivalent to paying on GAAP for this item.

▶ The 2020 annual incentive award (PPP) payout (calculated at 170% of target) was reduced by $1.8 million or 41%, equivalent to a payout at target. A consistent approach was applied to the 2018-2020 long-term incentive award (PSP) payout.

Responsiveness to Ongoing Stockholder Engagement and Feedback page 53 ▶

▶ Monitored developments during the year to help ensure that compensation plan design and previously-approved incentive goals and metrics continued to appropriately incentivize employees.

▶ Continued to review all adjustments to earnings, whether positive or negative, to determine their appropriateness based on management control, materiality and overall impact to investors.

▶ Continued to include a GHG emission reduction goal in the CEO's long-term incentive award, and enhanced disclosure of factors considered by the Committee in its qualitative assessment.

▶ Committed to disclose aggregated EEO-1 workforce diversity data beginning in 2021.

▶ Enhanced focus on talent development and diversity, equity and inclusion efforts, including engaging an outside expert to audit our annual pay equity review process.

Goal Rigor and Goal Setting Process page 56 ▶

▶ The goal setting process used by the Committee aims to align goals with the Company's financial plan and EPS guidance and include the appropriate level of stretch in the goals to encourage management to deliver and/or exceed on commitments to stockholders.

Letter from the Compensation and Management Succession Committee

To our Fellow Stockholders:

Over the last year, the challenges of the COVID-19 pandemic have significantly affected our employees, our customers and the communities we serve. At the same time, 2020 marked a year of significant progress for Southern Company and demonstrated the resilience of our workforce.

Under the steadfast leadership of our Chairman and CEO Tom Fanning, the Company demonstrated strong operational performance, delivered outstanding financial results (on an adjusted basis) and maintained positive TSR performance through a volatile year. Major milestones were achieved in 2020 at Georgia Power's Plant Vogtle Unit 3 and 4 construction project. See page 3 for the 2020 Company performance overview.

Compensation Committee Oversight and Engagement

Throughout the year, our Committee remained focused on employee health and well-being and, with the rest of the Board, in overseeing the different business impacts and risks the pandemic, the economic downturn and the social and political unrest created.

We remained actively engaged in our oversight responsibilities through a pivot to virtual meetings beginning in March 2020. We met seven times in 2020, with average Director attendance of 97%. We also discussed compensation and executive succession matters in many additional Board calls throughout the year.

The five independent Directors serving on our Committee bring a diverse range of qualifications, attributes, skills, experiences and perspectives to our decision-making. We are committed to aligning pay with performance each year, hiring, developing and retaining a diverse pool of talent and promoting alignment of our compensation program with the Company's long-term strategy and stockholders' expectations.

Throughout 2020 and into 2021, we continued our involvement in stockholder outreach, which includes independent Director participation in key engagements. In addition to direct participation, Directors receive regular updates from management on our robust stockholder engagement program.

An overview of the key focus areas for our Committee over the past year are described below.

Managing Through the Pandemic

▶ A top priority remained workforce health and safety. The Company's management acted swiftly to address safe business practices for our essential workers and facilitate a transition to remote working for more than half our employees so that critical business operations continued with the reliability our customers have come to expect.

▶ We monitored the evolving external landscape and evaluated whether the compensation plan design and the previously-approved incentive goals and metrics continued to appropriately incentivize the employee workforce, including the executive team. Despite the challenges of 2020, we did not make any adjustments or changes to the incentive compensation metrics, goals and targets we set for the year. We also did not reduce our employee workforce or reduce pay for our broader workforce as a result of the coronavirus pandemic.

Enhancing Human Capital Management Practices

▶ Our employees are one of our greatest assets, and our actions demonstrate the value we place on our people. We continued to invest in the well-being of our employees through a comprehensive total rewards strategy that includes competitive salary, annual incentive awards for nearly all employees and health, welfare and retirement benefits designed to encourage physical, financial and emotional/social well-being.

▶ Our Values support our longstanding commitment to pay equity for all employees. Pay equity has always been an important component of our compensation program. Historically, the Company has conducted an annual internal compensation equity review. In 2020, we engaged an independent third party to audit our pay equity practices and annual review process.

▶ Racism has no place in our company and our communities. We, along with the other Directors, oversaw the introduction by the CEO and his leadership team of a 4-stage approach to enhance Company efforts to promote racial equality in our workforce and the communities we serve.

▶ We supported the Company's commitment to provide additional transparency through disclosure of aggregated EEO-1 workforce diversity data beginning in 2021.

▶ We continued quarterly engagement with management on key talent at the local business unit or operating company level, including their specific human resources initiatives and actions on diversity, equity and inclusion; pay equity, culture and employee attraction; engagement; and retention efforts.

Developing Compensation Metrics to Support GHG Reduction Goals and Sustainable Business Practices

▶ We continued to align a meaningful portion of the CEO's long-term equity incentive award to the Company's 2030 and 2050 GHG emission reduction goals with a quantitative metric that measures performance over a three-year period in terms of net megawatt change (adding zero-carbon megawatts and eliminating coal or gas steam megawatts) and a qualitative modifier that assesses the CEO's leadership in advancing the energy portfolio of the future. In response to stockholder feedback, we have enhanced disclosure of the factors considered by our Committee in our qualitative assessment.

▶ We continued to include operational metrics in the annual incentive award that include safety, workforce diversity, supplier diversity, customer satisfaction and other measures that support our sustainable business model.

Evaluating Compensation Plan Design and Alignment with Business Strategy and Stockholder Interests

▶ We conducted our annual rigorous program evaluation to assess whether our incentive plan design strikes the right balance between short- and long-term results and is aligned with business strategy, key financial objectives and stockholder interests.

▶ We continue to believe the plan design works as intended and aligns CEO performance with the long-term strategy of our business and value creation for stockholders through performance metrics that focus on both:

— outcome-based measures that create stockholder value on a risk-adjusted basis, such as relative TSR, ROE and adjusted EPS growth, and

— input measures intended to enhance the sustainability of our business strategy and create long-term value for our stockholders, such as GHG reduction, safety, customer satisfaction and culture.

▶ Our Committee continued actively engaging in assessing goal rigor and reviewing all earnings adjustments, both positive and negative, in making payout decisions by considering (1) management's control over the item, (2) whether the item was contemplated in the financial plan, (3) alignment of pay outcome with stockholder impact and (4) alignment of pay outcome with management accountability.

Conducting a CEO Performance Assessment

▶ We reviewed and approved the CEO's performance goals for 2020 and engaged in ongoing performance assessment dialogue throughout the year.

▶ Utilizing an independent third-party, we facilitated a CEO performance review with the independent members of the Board. Details on CEO performance are on page 60.

Succession Planning

▶ The challenging events of 2020 further reinforced the importance of our thorough succession planning process for senior management and the CEO and the need for a robust talent pipeline that can provide the same steadfast leadership in challenging times. In 2020, our Committee:

— met and discussed senior leadership talent and the overall company-wide talent management process throughout the year,

— facilitated regular exposure, through Board meetings and other opportunities, to high potential employees despite the remote nature of these interactions throughout much of 2020, and

— together with the Lead Independent Director and the rest of the Board, regularly discussed and reassessed both the long-term succession plan and emergency succession plan for the CEO and senior management.

2020 Incentive Compensation Pay Decisions for the CEO

2020 was an unprecedented year with many significant challenges. The Company was committed to overcome these challenges and achieved excellent outcomes for our employees, customers, stockholders and the communities we serve. The outstanding leadership demonstrated by the CEO and executive team was key to the Company's success in 2020. Executive leadership during the pandemic at the Vogtle construction site was critical to continuing progress during 2020.

The Company determined it prudent to increase the cost reserve for the Vogtle 3 and 4 construction project by $149 million as of June 30, 2020 and $176 million as of December 31, 2020, resulting in charges against earnings totaling 23 cents per share for 2020, largely due to COVID-19 impacts and other costs.

Consistent with prior years, we calculate initial payouts based on adjusted earnings as reported to investors and then we actively review all EPS adjustments, both positive and negative, to determine final payouts with the objective of aligning pay with stockholder interests and responding to stockholder feedback. In making payout decisions in prior years for the CEO and key members of management, we have determined to exclude large gains from asset dispositions that were not included in our annual financial plans and include charges resulting from large construction projects.

We recognize that the CEO and senior executives' leadership through the pandemic was critical to continued progress at the Vogtle construction site during 2020. At the same time, consistent with our focus of aligning pay with stockholder interests and responding to stockholder feedback, we felt it was appropriate to reflect the increases in the project's cost reserve for 2020 and the resulting charges against earnings for 2020.

Accordingly, we applied negative discretion to reduce the calculated 2020 incentive payouts for the CEO by approximately $2.5 million, which is equivalent to paying on GAAP for this item. We reduced the 2020 annual incentive award (PPP) payout (calculated at 170% of target) by $1.8 million or 41%, equivalent to a payout at target. We applied a consistent approach to the 2018-2020 long-term incentive award (PSP) payout. We also applied negative discretion reflecting a 10% reduction to the 2020 annual incentive award (PPP) payout for another member of senior management.

These actions are consistent with the Committee's approach in prior years, including the use of negative discretion in 2017 and 2018 to reduce incentive payouts due to charges from large construction projects, as noted on page 57.

Report of the Compensation Committee

We met with management to review and discuss the CD&A. Based on that review and discussion, we recommended to the Board that the CD&A be included in this proxy statement.

 **John D. Johns** CHAIR

 **Anthony F. Earley, Jr.**

 **David J. Grain**

 **Donald M. James**

 **Dale E. Klein**

CEO Pay for Performance and Alignment with Stockholder Interests

2020 CEO Incentive Payouts Demonstrate Pay for Performance and Alignment with Stockholder Interests

CEO Target Pay



91%
At Risk-Subject to Performance Goals

9%
Salary

17%
Annual Cash Incentive Award

74%
Long-Term Incentive Awards

We have strong alignment between CEO pay and performance based on three factors:

▶ We place the overwhelming majority of the CEO's total compensation at risk

▶ We have metrics and targets in place to align pay with long-term value creation for stockholders

▶ We actively review earnings adjustments to appropriately align pay outcome consistent with stockholder interests and stockholder feedback

CEO Pay Aligned with Long-Term Total Shareholder Return

We continue to create significant long-term stockholder returns through stock price appreciation and dividends paid to our stockholders. The chart below demonstrates the link between CEO incentive pay and the Company's three-year stock price performance relative to the industry peer group for the years from 2018 through 2020.

▶ For 2020, the majority of the CEO incentive compensation was tied to stockholder value created from 2018 to 2020 relative to our industry peers.

▶ During that same period, the Company created more than $25 billion of stockholder value.

CEO incentive pay strongly aligned to 3-year stock price performance relative to industry peer group*
(CEO pay in millions)



More than $25B of stockholder value created from 2018 to 2020



☐ **Target Incentive Pay**
Represents the target PPP and the target PSP granted for the applicable year. Though PRSUs have a performance hurdle, they are excluded from the analysis as they are less sensitive to TSR performance.

■ **Actual Incentive Pay**
Represents actual PPP and PSP payouts for the applicable year

●— **3-Year TSR % Rank**
Percentile rank for Southern's TSR compared to the relative TSR for the industry peer group for the 3-year performance period ending in the applicable year*

The majority of the 2020 CEO actual incentive payout is tied to total shareholder returns relative to our industry peer group.

* Industry peers selected by the Committee for determining TSR performance are generally consistent over the last three years, having been adjusted each year for mergers or other business combinations and refinements, based on recommendations from our independent compensation consultant, to better match the Company's profile (see page 72), and are disclosed in the applicable proxy statement for the year the PSP grant was made.

** Market capitalization calculated based on the stock price on January 1, 2018. Market capitalization growth based on the closing stock price on December 31, 2020 as compared to the closing stock price on January 1, 2018.

Strong adjusted EPS growth for 2018–2020 allowed us to deliver consistent dividend growth for stockholders

▶ Over the last three years, we have delivered strong adjusted EPS results above the top end of our projected guidance ranges. These results were driven by a combination of constructive regulatory outcomes for customers and stockholders and effective, thoughtful cost discipline.

▶ Our strong financial performance has enabled us to increase dividends per share for 19 consecutive years. Moreover, we have paid a dividend equal to or greater than the prior year for the last 73 years.



Reported EPS was $2.18 in 2018, $4.53 in 2019, and $2.95 in 2020. For a reconciliation of adjusted EPS to EPS under GAAP, see page 115.

Stockholder Outreach and Say on Pay Response

We are committed to year-round engagement with our stockholders. Feedback from our stockholders has resulted in changes to our executive compensation program and enhancements to our disclosures over time.

At our 2020 annual meeting, we received over 95% support of the votes cast on the Say on Pay vote. Though stockholder support remained very strong, we continued our stockholder outreach efforts through 2020 and early 2021, reaching out to the holders of about 50% of our stock. Since January 2020, we have had engagements with stockholders representing over 30% of our stock. Independent Directors participated directly in many of these key engagements.

An overview of what we heard from the engagements with respect to executive compensation matters and how we have responded is described below.

What We Heard	What We Did
Alignment between CEO pay and financial performance Consistent with the over 95% support for the 2020 Say on Pay vote, stockholders have expressed the following: ▶ Satisfaction with the 2019 payout decisions ▶ Support of the overall pay program designs ▶ Trust that the Committee will carefully assess each adjustment to earnings and act to promote pay for performance alignment	✔ Committee continued to evaluate plan design to help ensure that the programs are producing outcomes that are aligned with stockholders' interests and overall Company performance ✔ Committee continued to review all adjustments to earnings, whether positive or negative, to determine their appropriateness based on management control, materiality and overall impact to investors ✔ After thoughtful consideration by the Committee and consultation with the independent compensation consultant, in light of the increases in the cost reserve and charges to earnings for the Vogtle construction project in 2020, the Committee exercised negative discretion and reduced the CEO's calculated 2020 incentive payouts by $2.5 million, equivalent to paying on GAAP for this item

Linking CEO pay with GHG reduction goals
 	
▶ Stockholders continue to support linking CEO pay and GHG reduction goals and are very supportive of including the metric as part of long-term equity incentive pay rather than the annual incentive
 	
▶ Stockholders continue to support the qualitative modifier and have asked for us to disclose the factors considered by the Committee in its qualitative assessment
 	
▶ Most stockholders continue to believe that aligning 10% of the CEO's target long-term incentive award with our GHG reduction goals is appropriate, though some stockholders suggested an increase in the percentage
 	
▶ Stockholders expressed a better appreciation for why the Committee chose the quantitative metric of net change in megawatts, which reflects the transition in our fleet, as compared to percentage decrease in emissions, which is more likely to be impacted by annual changes to weather patterns and the strength of the economy that is outside of management's control
	✔ Committee continued the GHG reduction compensation metric for 2020 CEO compensation
	  ✔ Continued using a quantitative metric of net megawatt change as a reliable measure of progress in our fleet transition along with a qualitative modifier
	  ✔ For the 2020 to 2022 performance period, increased the spread between the target and maximum quantitative net megawatt change necessary to earn a stretch payout by 60%
	
	✔ Disclosed the factors considered by the Committee in its qualitative assessment of progress toward net zero by 2050 (see page 66)
	
	✔ Committee continued to align 10% of the CEO's 2020 long-term equity incentive award with our GHG reduction goals, noting that most stockholders support the relative allocation among TSR, ROE and GHG as appropriately aligned with financial, market-based and GHG performance goals; given that some stockholders suggested an increase in the weighting of the GHG metric, we plan to continue to seek shareholder feedback on this topic in 2021

Human capital management ▶ Interest from stockholders in understanding how we considered the health and safety of our workforce during the pandemic and any changes made to our incentive compensation targets and goals as a result of the pandemic ▶ Interest from stockholders in our DE&I efforts, talent development and transparency on workforce diversity data ▶ Interest from stockholders on succession planning for key executive positions	✔ Committee strongly supported management's priority of keeping our employees healthy and safe ✔ Committee did not change the incentive targets under our annual or long-term incentive plans as a result of the pandemic ✔ Committee enhanced its focus on talent development and DE&I efforts, including engaging an outside expert to audit our annual pay equity review process ✔ Committed to disclose aggregated EEO-1 workforce diversity data beginning in 2021 ✔ Continued engagement and regular review sessions for CEO and senior management succession planning with the support of an external consultant with expertise in succession planning

Executive Compensation Program

Overview of Key Compensation Components

	Element	Vehicle	Link to Stockholder Value
Fixed	**Base Salary**	Cash	▶ Fixed cash compensation rewards scope of responsibility, experience and individual performance to attract and retain top talent
At-Risk	**Annual Performance Pay Program (PPP)**	Cash	▶ Promotes strong short-term business results by rewarding value drivers, without creating an incentive to take excessive risk ▶ Serves as key compensation vehicle for rewarding annual results and differentiating performance each year
	Long-Term Program	Performance share units (PSUs) in the Performance Share Program (PSP) (paid in shares of common stock) Performance restricted stock units (PRSUs) (paid in shares of common stock)	▶ PSUs reward achievement of financial goals and stock price performance compared to utility peers over a three-year period ▶ PRSUs reward achievement of financial goals related to our ability to pay regular dividends ▶ Equity awards provide a significant stake in the long-term financial success of the Company that is aligned with stockholder interests and promotes employee retention ▶ For the CEO, equity awards link a meaningful portion of long-term compensation with the Company's GHG reduction goals
Benefits	**Employee Savings Plan**	401(k)	▶ Creates shared responsibility for retirement through matching contributions
	Pension	Defined benefit pension plan and restoration plans	▶ Financially efficient vehicle to provide market-competitive retirement benefits while promoting employee retention

Base Salary

▶ The CEO recommends base salary adjustments for each of the other executive officers for the Compensation Committee's review and approval. The recommendations consider competitive market data provided by the Committee's independent compensation consultant, the need to retain an experienced team, internal equity, time in position, recent base salary adjustments and individual performance. Individual performance includes, among other things, the individual's relative contributions to the achievement of financial and operational goals in prior years.

▶ Base salary adjustments are effective as of March 1 each year.

▶ The Compensation Committee determines the CEO's base salary based on its comprehensive review of his individual performance, considering competitive market data provided by the independent compensation consultant.

Name	March 1, 2020 Base Salary ($)	March 1, 2019 Base Salary ($)
Tom Fanning	1,500,000	1,400,000
Andrew Evans	859,040	832,000
Paul Bowers	953,681	908,267
Mark Crosswhite	857,161	830,180
Stephen Kuczynski	815,341	789,677

Annual Incentive Compensation (At Risk)

2020 Annual Performance Pay Program

▶ PPP is an annual cash incentive award program that provides the opportunity to receive an annual cash award based on the achievement of predetermined financial, operational and individual goals.

▶ The formula for computing PPP payouts is as follows:

Base Salary	✕	Target Award Percentage	✕	Performance Goal Achievement	=	PPP Award Earned
		(% of Base Salary; varies by pay grade)		(% of target level; payout ranges from 0% to 200%)		(ranges from 0% to 200%)

PPP Goal Rigor and Process Used to Set Goals

▶ The Committee establishes the financial goals for EPS and net income based on the Company's financial plan and value proposition, focusing on providing regular, predictable and sustainable EPS and dividend growth and strong returns on invested capital.

▶ The Company's goal setting process employs a multi-layered approach and analysis that incorporates a blend of objective and subjective business considerations and other analytical methods to help ensure that the goals are sufficiently rigorous. Goals are calibrated in part based on relative performance versus peer companies.

2020 PPP Goal Weighting



	CEO and CFO		Other NEOs
EPS	**45%**		**25%**
Individual	**25%**		**20%**
Operational	**30%**		**30%**
Net Income			**25%**

Financial Goal Setting Process

Belief: The Committee believes that paying on adjusted EPS and net income in conjunction with active Committee engagement aligns pay outcomes with stockholder interests

The Committee reviews the financial plan approved by the Finance Committee to reflect the current economic and regulatory environment and expectations for investment opportunities with the aim to deliver regular, predictable and sustainable EPS and dividend growth to investors over the long-term.

The Committee believes that setting goals in support of the achievement of our long-term EPS growth objectives is in the best interest of investors, rather than comparisons of year-over-year GAAP results. This approach is focused on the long-term EPS growth trajectory and, when setting the EPS goal, considers unique factors that may have impacted the prior year's actual results, such as:

▶ Weather-related revenue and expenses

▶ Regulatory, legislative or policy changes from federal or state authorities

▶ Impact of acquisitions and dispositions

The Committee calibrates the EPS goal to align with our publicly announced guidance range and considers industry comparisons and growth expectations to establish the threshold, target and maximum performance levels.

The Committee is actively engaged at every Board meeting in reviewing any EPS or net income adjustments by considering:

▶ Whether the item was contemplated in the financial plan

▶ Whether the item was outside of normal operations (one-time versus recurring item or something outside of management's control)

▶ Whether the pay outcome would align with stockholder interests

EPS Goal Setting Rigor Highlights

▶ The EPS guidance range for 2020 was $3.10 to $3.22, and the 2020 EPS target was set at $3.16 (middle of guidance). The 2020 EPS target represents an increase of 12 cents, or almost 4%, from the 2019 EPS target of $3.04, and is higher than the adjusted EPS result for 2019 of $3.11.

▶ For 2021, the EPS guidance range is $3.25 to $3.35 and the EPS target is set at $3.30 (middle of guidance). The 2021 EPS target reflects year-over-year growth of 14 cents, or an increase of 4%, from the 2020 EPS target of $3.16, and is higher than the adjusted EPS result for 2020 of $3.25.

Active Committee Engagement in Reviewing Goal Adjustments and Aligning with Stockholder Interests

▶ In 2017, the Committee applied a 40% (~$4.7 million) reduction to the CEO's total compensation as a result of the charges against 2017 earnings related to the gasifier at the Kemper project.

▶ In 2018, the Committee applied a 52% (~$6.1 million) reduction to the CEO's total compensation as a result of the charge against 2018 earnings related to the Vogtle construction project.

▶ In 2019, the Committee excluded the $1.3 billion gain from the sale of Gulf Power in calculating adjusted EPS results.

▶ In 2020, the Committee applied an 11% (~$2.5 million) reduction to the CEO's total compensation as a result of increases in the Vogtle project's cost reserve and the resulting charges against earnings for 2020.

No payout can be made if events occur that impact the Company's financial ability to fund the common stock dividends.

Operational Goal Setting Process

Belief: The Committee believes that operational goal targets should be set at challenging levels to achieve and drive long-term growth and success

The Committee establishes operational goals that are primarily based on industry benchmarks, with the objective of delivering top quartile results compared to industry peers.

For goals that do not have a comparable industry benchmark, the Committee sets stretch targets to motivate continuous improvement.

As part of its goal-setting process, the Committee reviews previous goals and performance along with input from the Operations, Environmental and Safety Committee on operational goals to appropriately align the threshold, target and maximum goals with expected Company performance.

2020 Financial Performance

Financial Goal Achievement for 2020 PPP

We exceeded the financial goals for the year set by the Compensation Committee for 2020 financial performance.

Financial Goals	Threshold ($)	Target ($)	Maximum ($)	Result ($)	Calculated Achievement (%)
EPS*	3.00	3.16	3.32	3.25	166%
Alabama Power Net Income* (millions)	1,031	1,078	1,186	1,150	178%
Georgia Power Net Income* (millions)	1,550	1,643	1,812	1,812	200%
Southern Nuclear Net Income* (millions)**	NA	NA	NA	NA	189%

* In determining EPS and net income for compensation goal achievement purposes, the Compensation Committee excluded acquisition and disposition impacts; estimated loss on plants under construction, including charges (net of salvage proceeds), associated legal expenses (net of insurance recoveries) and tax impacts; earnings from the Wholesale Gas Services business; impairment charges related to two leveraged leases; and costs associated with the extinguishment of debt at Southern Company. For a reconciliation of EPS, as adjusted, to EPS under GAAP, see page 115.

** Net income achievement for Southern Nuclear is determined by an average of the Alabama Power and Georgia Power Net Income payouts

Goal	Why it's important	What it measures and how we set the goal
EPS	Supports commitment to provide stockholders solid, risk-adjusted returns and to support and grow the dividend	The Company's net income from ongoing business activities divided by average shares outstanding during the year

EPS target is consistent with our business plan and aligned with the midpoint of our publicly-announced guidance range for the year |
| Business Unit Net Income | Supports delivery of stockholder value and contributes to the Company's sound financial policies and stable credit ratings | Net income after dividends on preferred and preference stock, if any

Target is consistent with our 2020 business plan |

2020 Operational Performance

Operational Goal Achievement for 2020 PPP

The Company's operational goals reflect our aim to deliver clean, safe, reliable and affordable energy to our customers. These goals also promote our sustainable business model by focusing on workforce development, improving our community through providing reliable and affordable energy and reflecting the Company's focus on ESG matters.

The following table provides a summary of the operational goals for the Company's CEO and CFO.

Category and Relationship to ESG	Weight	Goal	Performance	Goal Payout
Human Capital Safety Diversity Sustainable Workforce	20%	▶ Safety – Reduce serious injuries (<0.10) and achieve milestones for critical risk controls and the safety & health management system	▶ Exceeded safety goal	125%
	20%	▶ Culture – Improve representation of minorities and women in leadership and across the organization, achieve top quartile performance on *DiversityInc.* ranking and spending targets with diverse suppliers	▶ Exceeded culture goal: improved diverse representation across the Company and recognized as one of the top 50 companies for diversity by *DiversityInc.*	138%
Customer Satisfaction and Reliability Community Impact Safety Economic Development Customer Relationships	30%	▶ Customer Satisfaction – Achieve 2nd quartile ranking on benchmarks surveys for each customer segment	▶ Exceeded customer satisfaction goal: achieved top quartile rankings in customer satisfaction for each customer segment	200%
	8.5%	▶ Power Delivery – Maintain transmission and distribution system reliability, based on historical performance of the frequency and duration of outages	▶ Slightly below target due to severe weather events	96%
	3%	▶ Gas Operations – Improve pipeline safety and reliability by reducing damages from excavations and leak response time; achieve pipeline replacement target	▶ Exceeded gas operations goals	158%

Category and Relationship to ESG	Weight	Goal	Performance	Goal Payout
Generation Efficiency ▲ Safety ▲ Environmental Footprint	**8.5%**	▶ Generation Availability – Achieve top quartile for Combined Reliability Metric	▶ Exceeded goal; achieved industry-leading Combined Reliability Metric results	200%
		▶ Nuclear Operations – Achieve targets for nuclear safety, reliability and availability	▶ Exceeded nuclear operations goal	164%
Strategic Projects ▲ Environmental Footprint ▲ Community Impact ▲ Economic Development	**10%**	▶ Plant Vogtle Units 3 and 4 Construction Project Execution – Comprehensive assessment of current year progress on the safety, quality and productivity of the construction schedule, operational readiness and investment recovery	▶ Exceeded expectations by swiftly addressing workforce health and safety and continuing progress on the site, including cold hydro testing at Unit 3 and control room ready for testing at Unit 4	175%
Total	**100%**			**160%**

The operational goals for the other NEOs are aligned with their specific operating company, and the structure is consistent with the goals for the Southern Company CEO and CFO. Their operational goal weights are:

▶ Paul Bowers: Safety at 20%, Culture at 10%, Customer Satisfaction at 30% and Plant Vogtle Units 3 and 4 Project Execution at 40%

▶ Mark Crosswhite: Safety at 20%, Culture at 20%, Customer Satisfaction at 30%, Power Delivery Reliability at 15% and Generation Availability at 15%

▶ Stephen Kuczynski: Safety at 20%, Culture at 10%, Nuclear Safety at 30%, Capability Factor at 20% and Plant Vogtle Units 3 and 4 Project Execution at 20%

2020 Individual Performance

CEO Performance Assessment

Strong leadership and commitment from our CEO led Southern Company to deliver strong financial and operational results in the face of tremendous challenges in 2020, which included a global pandemic, economic downturn, significant social and political unrest and an exceedingly busy storm season. Our Board recognizes the exceptional leadership of Mr. Fanning within Southern Company and across the entire industry. Below are some of the performance highlights noted by the Committee for 2020.



Tom Fanning
Chairman of the Board, President and CEO

CONSTRUCTION OVERSIGHT AT PLANT VOGTLE UNITS 3 AND 4

▶ Facilitated construction progress at Plant Vogtle Units 3 and 4 by promptly establishing COVID-19 protocols and a medical village to protect the workforce and mitigate impacts on site productivity; decisive and effective actions enabled construction to continue remaining productive resulting in major milestone achievements in 2020

▶ As of the end of 2020, direct construction was 97% complete for Unit 3 and 75% for Unit 4

▶ Continued oversight, leadership and governance of project milestones, timeline and costs

FINANCIAL AND OPERATIONAL SUCCESS

▶ Company remained financially strong through the pandemic with a high level of liquidity and outstanding financial results
  — Adjusted EPS finished above the top of guidance at $3.25 compared to our guidance range of $3.10 to $3.22
  — Significantly reduced costs to mitigate revenue reduction due to COVID-19
  — Reduced interest costs through record financing activity ($8.4 billion of debt raised at attractive rates)

▶ Operational performance continued to lead the industry
  — Implemented protocols to prioritize health and safety of our workforce
  — Maintained outstanding customer satisfaction ratings
  — Industry-leading generation reliability and resiliency and exceptional storm restoration efforts during a very active storm season

CULTURE AND HUMAN CAPITAL

▶ Through our "Move to Racial Equity" commitment, the CEO facilitated the development and communication of a comprehensive plan focusing on equity in talent, culture, community investment, political engagement, supplier diversity and social justice, including a commitment of $200 million to advance racial equity and social justice in our communities over the next five years

▶ Continued to prioritize the development of cultural bandwidth and agility through Emotional Intelligence training

▶ Maintained focus on senior executive succession readiness and development of key talent

▶ Supported employees through pandemic by focusing on remote work schedules, flexibility and employee well-being (physical, financial, and emotional/social) with no employee lay-offs due to the COVID-19 pandemic

▶ Company recognized for its management quality, culture and focus on human capital, including one of the Worlds Most Admired Companies from Fortune magazine and top rated utility for Management by Wall Street Journal (top 250 list)

ESG STRATEGY AND STAKEHOLDER ENGAGEMENT

▶ Advanced long-term strategy of transitioning fleet to low- and no-carbon resources and updated long-term GHG goal to net zero emissions by 2050

▶ Energy from coal down to 17% and energy from zero-carbon resources up to 32%

▶ Reduced GHG emissions 52% since 2007 and Company expects to sustainably meet its 2030 goal of 50% reduction in GHG emissions (as compared to 2007) by 2025 or earlier

▶ Continued leadership in R&D, including receiving the EEI Edison Award for energy storage R&D and renewing and expanding the scope of operations of the National Carbon Capture Center

▶ Enhanced transparency on decarbonization progress, including improving CDP Climate Score to "A-" or leadership level

▶ Led substantive engagement during the year with Climate Action 100+ investor group, environmental stakeholder group and other key investors

INDUSTRY LEADERSHIP

▶ During 2020 the CEO's leadership within the industry continued to inform business strategy and create long-term value for stockholders:

— Involvement with the federal executive and legislative branches

— Appointed member of the Cyberspace Solarium Commission

— Principal of the American Energy Innovation Council

— Co-chair of Electricity Subsector Coordinating Council

— Member of the Tri-Sector Executive Working Group (public-private partnership that manages national risk across critical sectors in financial services, communications and electricity)

▶ Additional leadership recognitions in 2020:

— *Atlanta* magazine's Atlanta 500 list of influential leaders in the community (Government and Infrastructure category)

— Named one of *Georgia Trend* magazine's 100 Most Influential Georgians

Other NEOs Performance Assessment

Our team of named executive officers successfully led the Company through a very challenging 2020. The Committee believes the overall performance of the executive officer team was pivotal to the many successes highlighted above for 2020, and as such, recognized the team exceeded expectations for the year.

 **Andrew Evans**

Executive Vice President and CFO of the Company

 **Paul Bowers**

Chairman and CEO of Georgia Power

 **Mark Crosswhite**

Chairman, President and CEO of Alabama Power

 **Stephen Kuczynski**

Chairman, President and CEO of Southern Nuclear

The executive management team collectively led and supported many of the initiatives listed above. Individual contributions and performance were assessed and pay differentiated for each executive. The following areas were considered for individually assessing each member of the executive team's contributions for 2020:

▶ Achieve success with Plant Vogtle Units 3 and 4 (cost, productivity and milestones)

▶ Commitment and impact on culture (support of Our Values, including diversity, equity and inclusion)

▶ Constructive regulatory outcomes

▶ Strong financial and operational performance

▶ Commitment to transitioning the fleet and meeting GHG goals

2020 PPP Payouts

Name	Target 2020 PPP Opportunity (% of salary)	Target 2020 PPP Opportunity ($)	EPS Payout (%)[1]	Net Income Payout (%)[1]	Operational Payout (%)[1]	Individual Payout (%)[1]	Total Payout (%)[1]	Calculated 2020 PPP Payout ($)	Reduction to Payout (%)[1]	2020 PPP Payout ($)
Tom Fanning	175%	2,625,000	166%	NA	160%	190%	170%	4,462,500	(41%)	2,625,000
Andrew Evans	80%	687,232	166%	NA	160%	175%	166%	1,140,805	–	1,140,805
Paul Bowers	100%	953,681	166%	200%	154%	190%	176%	1,674,664	(10%)	1,507,198
Mark Crosswhite	80%	685,729	166%	178%	183%	173%	175%	1,202,768	–	1,202,768
Stephen Kuczynski	75%	611,506	166%	189%	148%	190%	171%	1,044,452	–	1,044,452

[1] Shown as rounded numbers.

Long-Term Equity Incentive Compensation (At Risk)

Evolution of Long-Term Equity Incentive Program Over Time

Our long-term equity incentive program has evolved in response to stockholder feedback and our ongoing evaluation of best practices. We provide long-term incentive compensation through performance shares (PSUs) and performance restricted stock units (PRSUs):

Performance Period	PSUs – Performance Metrics				PRSUs
	Relative TSR	Consolidated ROE	Cumulative EPS	GHG Reduction (for CEO Only)	
2017-2019	✓	✓	✓		✓
2018-2020	✓	✓			✓
2019-2021	✓	✓		✓	✓
2020-2022	✓	✓		✓	✓

2020-2022 Performance Share Program Award

The PSP award includes financial and market-based performance goals over the three-year performance period from 2020 to 2022 and is further subject to a credit quality threshold requirement.

Goal	Why it's important	What it measures and how we set the goal
Relative TSR	Aligns award with shareholder returns on a relative basis over the performance period	TSR relative to a utility peer group of companies that are believed to be most similar to the Company in both business model and investors. It measures investment gains arising from stock price appreciation and dividends received from that investment. The peer group is described on page 72 and is subject to change based on merger and acquisition activity.
Consolidated ROE	Aligns performance with regulatory ROE commitment and is a counterbalance to net income in the Performance Pay Program	Consolidated Southern Company ROE of the traditional electric operating companies, Southern Company Gas and Southern Power
GHG Reduction Goal (for CEO only)	Aligns performance with Southern Company's 2030 and 2050 GHG emission reduction goals	GHG reduction goal measures the progress on the Company's emissions reduction commitment through quantitative and qualitative metrics

The financial goal is also subject to a credit quality threshold requirement that encourages the maintenance of adequate credit ratings to provide an attractive return to investors. If the primary credit rating falls below investment grade at the end of the three-year performance period, the payout for the ROE goal will be reduced to zero.

For each of the financial performance measures, a threshold, target and maximum goal was set at the beginning of 2020. The threshold, target and maximum for the GHG emission reduction goal are described in the next section.

	Relative TSR Performance	Consolidated ROE Performance	Payout
Maximum	90th percentile or higher	12.5%	200%
Target	50th percentile	10.5%	100%
Threshold	10th percentile	9.0%	0%

2018-2020 Performance Share Program Payouts

The calculated payout for the 2018-2020 PSP awards was 181% of target before applying any adjustments.

	Payout Results
PSUs – Relative TSR	183%
PSUs – ROE	178%
Total Weighted Average	181%

Name	Grant Date Target Value of PSUs Granted ($)	Calculated Value of PSUs Earned ($)	Reduction to Payout (%)	2020 PSP Payout ($)[1]
Tom Fanning	6,378,784	18,053,018	(4)%	17,409,528
Andrew Evans	1,539,974	4,358,392	0%	4,358,392
Paul Bowers	1,714,119	4,851,272	0%	4,851,272
Mark Crosswhite	1,551,552	4,391,146	0%	4,391,146
Stephen Kuczynski	1,083,871	3,067,564	0%	3,067,564

[1] Based on the closing price of our stock on the date the Committee approved payouts. Includes accrued DEUs.

Recent Payout Results for the Long-Term Equity Incentive Awards

The chart below summarizes calculated payouts for the three most recent PSP award three-year performance cycles, including the recently completed 2018-2020 performance cycle. The chart does not reflect discretionary reductions, if any, determined by the Committee.

The 2017-2019 performance period was the first award cycle to include PRSUs, which comprised 30% of the total long-term equity incentive grant for that performance period. The chart below does not include PRSU payouts; they are described in more detail following the chart.

Performance Period	Performance Measures	Weight	2016	2017	2018	2019	2020	Total Calculated Payout
2018-2020 PSUs	Relative TSR – Custom Peer Group	40%				183%		181%
	Consolidated ROE*	30%				178%		
2017-2019 PSUs	Relative TSR – Custom Peer Group	30%			108%			134%
	Cumulative EPS*	20%			129%			
	Consolidated ROE*	20%			177%			
2016-2018 PSUs	Relative TSR – Custom Peer Group	50%		23%				95%
	Cumulative EPS*	25%		160%				
	Equity-weighted ROE*	25%		173%				

* In determining EPS and ROE for compensation goal achievement purposes for the 2018-2020 performance period, the Compensation Committee excluded acquisition, disposition and integration impacts, including related impairment charges (2018-2020); earnings from the Wholesale Gas Services business (2018-2020); estimated loss on plants under construction, including charges (net of salvage proceeds), associated legal expenses (net of insurance recoveries) and tax impacts (2018-2020); the 2018 earnings impact of the Toshiba parent guarantee proceeds paid in 2017 (2018); settlement proceeds of Mississippi Power's claim for lost revenue resulting from the 2010 Deepwater Horizon oil spill in the Gulf of Mexico (2018); additional net tax benefits as a result of implementing federal tax reform legislation (2018); impairment charges associated with a natural gas storage facility and leveraged leases (2019-2020); and costs associated with the extinguishment of debt at Southern Company (2020).

The PRSUs granted to the NEOs in 2020 were subject to a one-year financial goal, 2020 cash from operations must exceed the amount paid in dividends in 2019. If the goal is not met, then all of the PRSUs would be forfeited. The Committee determined that the goal was met. The PRSUs vest 1/3 each year over a three-year period. The first third vested upon certification of the achievement of the goal by the Committee, and the remaining 2/3 will vest ratably on the second and third anniversaries of the grant date.

2020 Long-Term Equity Incentive Grants

▶ Long-term performance-based awards are intended to promote long-term success and increase stockholder value by directly tying a substantial portion of the NEOs' total compensation to the interests of stockholders.

— 65% of the CEO's and 70% of the other NEOs' long-term equity incentive award is in PSUs that are earned solely based on the achievement of pre-established performance goals over a three-year performance period from 2020 to 2022. Performance goals include relative TSR measured against an industry peer group and consolidated ROE. Payouts can range from 0% to 200% of target, based on the actual level of goal achievement.

— 25% of the CEO's and 30% of the other NEOs' long-term equity incentive award is in PRSUs that are earned only if a pre-established performance goal of cash from operations is met. If the goal is not met, all PRSUs are forfeited. If the goal is met, the PRSUs vest one-third per year over a three-year period.

— 10% of the CEO's long-term equity incentive award is in PSUs that are earned based on the achievement of pre-established performance goals aligned with the Company's 2050 GHG reduction goal, including both quantitative and qualitative measures.

▶ If earned, awards are paid in common stock. Accrued dividend equivalent units (DEUs) are received only if the underlying award is earned.

▶ The number of shares granted was determined by using the target value divided by the closing price of Common Stock on February 11, 2020, the date the Compensation Committee approved the grant. Performance share awards with performance tied to relative TSR are valued in the Summary Compensation Table and Grants of Plan-Based Awards Table using a Monte Carlo analysis, resulting in amounts that differ from what is shown in this CD&A. For more information on the valuation of those performance shares and the Monte Carlo value, see the footnotes following the Summary Compensation Table and the Grants of Plan-Based Awards Table.

2020 Long-Term Equity Incentive Grant Amounts

Name	Target as Percent of Base Salary		PSP – Relative TSR[1]	PSP – Consolidated ROE[1]	PSP – GHG[1]	PRSU – Cash From Operations[1]	Total Long-Term Grant (100%)
Tom Fanning	775%	$	4,649,990	2,906,227	1,162,532	2,906,227	11,624,976
		# of units	67,794	42,371	16,949	42,371	169,485
Andrew Evans	275%	$	944,964	708,740		708,740	2,362,444
		# of units	13,777	10,333		10,333	34,443
Paul Bowers	350%	$	1,335,173	1,001,345		1,001,345	3,337,863
		# of units	19,466	14,599		14,599	48,664
Mark Crosswhite	275%	$	942,907	707,163		707,163	2,357,233
		# of units	13,747	10,310		10,310	34,367
Stephen Kuczynski	250%	$	815,329	611,480		611,480	2,038,289
		# of units	11,887	8,915		8,915	29,717

[1] Certain metrics for the 2020-2022 long-term equity incentive grant for the CEO are weighted slightly different than for the other NEOs. For the CEO, 25% of the long-term grant is tied to the PSP ROE goal, 10% is tied to the PSP GHG goal and 25% is allocated to PRSUs. For the other NEOs, 30% of the long-term grant is tied to the PSP ROE goal and 30% is allocated to PRSUs.

2020 Performance Restricted Stock Units Award

▶ The PRSU award includes a financial performance goal of cash from operations that must be met after the first year for any PRSUs to vest during the three-year period.

▶ PRSUs are earned only if Southern Company's cash from operations in 2020 exceeds $2.570 billion, the amount of dividends paid in 2019. If earned, the PRSUs vest one-third each year over a three-year period.

▶ The Compensation Committee believes that allocating a portion of the long-term equity incentive program to PRSUs with a one-year performance goal related to our ability to pay regular dividends and a payout period of three years continues to provide alignment with stockholders and enhance retention.

2020-2022 Long-Term Incentive Award - GHG Reduction Goal for CEO

To demonstrate our commitment to GHG reduction, including the updated net zero by 2050 goal, the Compensation Committee continued to include a GHG metric in the CEO's 2020 long-term equity incentive award. A meaningful portion of the CEO's 2020 PSP award (10% or up to $2 million) is aligned with our GHG reduction goals. This goal has both quantitative and qualitative components.

Quantitative Metric: The Committee chose to express the quantitative metric in terms of net change in megawatts (MW) as it reflects the transition in our overall generation fleet, as opposed to expressing the metric in percentage of decrease in emissions which can be impacted by factors outside the Company's control such as annual changes to weather patterns and the strength or weakness of the economy.

Performance over the 2020-2022 period is aligned with the trajectory necessary to meet our 50% GHG emission reduction, as compared to 2007. The metric is defined in terms of net MW change, which is limited to:

▶ Adding zero-carbon megawatts

▶ Placing coal or gas steam generation units in retirement status or inactive reserve (which means no longer available for routine economic commitment and dispatch but available for resiliency and reliability)

Setting the GHG Goal associated with the Long-Term Incentive Award:

To achieve the Company's goal of reducing GHG emissions 50% by 2030, a significant change in the Company's generation fleet is required over a number of years. The magnitude of change to the generation fleet necessary to meet the Company's 50% GHG reduction goal requires a long-term effort, begun years ago, due to lead times associated with adding new generation resources, adding new transmission facilities and retiring existing generation resources while maintaining reliability and affordability for customers. These generation changes are "lumpy", meaning that the transition does not follow a straight line. Rather, in some years the MW change will be larger than in other years due to the discrete size of individual generation units and the lead times to implement the changes.

2019 - 2022 Planned and Actual Trajectory Toward 50% GHG Reduction Goal

☐ **Cumulative Planned Net MW Change**
■ **Cumulative Actual Net MW Change**



The GHG goal is based on the cumulative, realized actual change in net MW over a forward-looking three-year performance period. As the Committee thoughtfully sets each three-year performance goal, it bases the target goal on the plan trajectory upon which the 50% GHG reduction by 2030 goal was set. This helps ensure the goal's three-year net MW change will maintain the trajectory necessary to achieve the Company's larger commitment of attaining a 50% GHG reduction by 2030. The stretch goal is set to a level that would drive acceleration of the goal achievement.

It should be noted that announcements or decisions do not count toward goal performance. Goal performance achievement is based on the actual date when new zero carbon generation begins commercial operation or when coal or gas steam generation is permanently removed from routine economic commitment and dispatch.

▶ **100% payout target goal:** Set based on the trajectory needed to meet the Company's 2030 goal of 50% GHG reduction by 2030.

▶ **150% payout stretch goal:** Set about 60% higher than the target three-year net MW change goal, meaning that it is more challenging to reach the maximum payout for the 2020-2022 performance period. Threshold for 2020-2022 has been set to the target level of the 2019-2021 goal, preventing any payout if the target of the 2019-2021 performance period is not reached.

Below are the net MW change goals for the 2020-2022 performance period.

2020-2022 Net MW Change[1]	Payout % of Target	Estimated % Complete by 2022 of GHG Emission Reduction Goal for 2030
< 1,284 MW	0%	44% of 50% GHG emission reduction goal, equivalent to 84% achievement of 2030 goal
1,284 MW	50%	44% of 50% GHG emission reduction goal, equivalent to 86% achievement of 2030 goal
1,723 MW	100%	46% of 50% GHG emission reduction goal, equivalent to 88% achievement of 2030 goal
2,752 MW	150%	49% of 50% GHG emission reduction goal, equivalent to 90% achievement of 2030 goal

[1] Goal is expressed in net MW change. Not all megawatts have the same GHG emission impacts.

Qualitative Modifier: The qualitative modifier creates incentives to achieve our 2050 goal through a qualitative assessment by the Compensation Committee, that is discussed with the Board, of the CEO's leadership in advancing the energy portfolio of the future. The payout modifier, which is applied to the payout determined under the quantitative metric, is up to 30%.

▶ Leadership and energy policy (nationally and within the industry)

▶ R&D investments (such as EPRI and Southern proprietary R&D)

▶ Investments (such as corporate venture capital spend and Energy Impact Partners)

▶ New business development (through Southern Power, PowerSecure, Sequent and liquefied natural gas (*e.g.,* renewables, distributed generation, distributed infrastructure, Bloom Energy, Greener State)

Achievement	Modifier
Fails to meet	0%
Meets	+15%
Exceeds	+30%

Performance Update: 2019-2021 and 2020-2022 GHG Reduction Goals

QUANTITATIVE METRIC:

▶ The target goal for the 2019-2021 award is a 3,080 net MW change. Through the end of 2020, the Company is trending favorably, with much of the target already accomplished through new solar generation placed into service in 2019 and 2020 and the 2019 retirements of Plant Hammond, Plant Gorgas and Plant McIntosh Unit 1. The retirement of Plant Gorgas was not forecasted or included in the original IRP plan on which the goal was based.

▶ The target goal for the 2020-2022 award is a 1,723 net MW change. Through the end of 2020, the Company is also trending favorably, with much of the target already accomplished through the addition of solar generation and placing a gas steam generation resource on inactive reserve.

QUALITATIVE MODIFIER:

The Committee noted the following accomplishments during 2020 that facilitate our ability to achieve net zero:

▶ Leadership and energy policy

— Meetings with federal policy makers regarding climate policy

— Announced goal to convert 50% of Southern Companys light duty vehicles to electric by 2030

▶ R&D investments

— Anchor sponsor in the multi-sector, international Low-Carbon Resources Initiative begun by the Electric Power Research Institute and the Gas Technology Institute

— Extended agreement with the U.S. Department of Energy (DOE) to operate the National Carbon Capture Center and to expand the scope to include both carbon capture for natural gas-fired generation as well as direct air capture of existing GHG from the atmosphere. Participating in study to assess feasibility of a commercial-scale, regional GHG geological storage hub.

— Participating in research to develop cost-effective zero carbon hydrogen-based energy solutions

— Secured DOE award to further develop the TerraPower advanced nuclear reactor concept

▶ Investments

— Committed additional $50 million for deployment over five years (2020-2024) in a second Energy Impact Partners fund

▶ New business development

— Southern Power completed, or is in the process of adding, four wind facilities and five battery storage projects

— Acquired/partnered with companies for 100+ MW of energy storage and Bloom Energy Servers

Looking Ahead: 2021-2023 GHG Reduction Goal

The Committee has continued including the GHG goal as part of the CEO's long-term equity incentive award for the 2021-2023 performance period. Performance over the period from 2021 to 2023 remains aligned with a trajectory to our 2030 goal of 50% GHG emission reduction as compared to 2007. The 150% payout stretch net MW change goal for 2021-2023 has been set at a level to achieve our 50% GHG reduction goal more than five years early, with a net MW change about 21% higher than the target net MW change goal for the 2021-2023 performance period.

Benefits

Retirement Benefits

▶ Employee Savings Plan: Substantially all employees are eligible to participate in the Employee Savings Plan (ESP), our 401(k) plan. The NEOs are also eligible to participate in the Supplemental Benefit Plan (SBP), which is a nonqualified deferred compensation plan where we can make contributions that are prohibited to be made under the ESP due to limits prescribed for 401(k) plans under the tax code.

▶ Pension Benefits: Substantially all employees participate in a funded Pension Plan. Normal retirement benefits become payable when participants attain age 65. These benefits vest after the employee completes five years of vesting service. The Company also provides unfunded benefits to certain employees, including the NEOs, under two nonqualified plans: the Supplemental Benefit Plan (Pension-Related) (SBP-P) and the Supplemental Executive Retirement Plan (SERP). The SBP-P and the SERP provide additional benefits the Pension Plan cannot pay due to limits applicable to the Pension Plan.

▶ Deferred Compensation Benefits: We offer a Deferred Compensation Plan (DCP), which is an unfunded plan that permits participants to defer income as well as certain federal, state and local taxes until a specified date or their retirement, disability, death or other separation from service.

Change-in-Control Protections

▶ We believe that change-in-control protections allow management to focus on potential transactions that are in the best interest of our stockholders.

▶ Change-in-control protections include severance pay and, in some situations, vesting or payment of incentive awards.

▶ We provide certain severance payments if there is a change in control of the Company and a termination of the executive's employment (either involuntary termination not for cause or voluntary termination for good reason), often called a "double trigger".

▶ Severance payment for the CEO is three times salary plus target PPP opportunity. For the other NEOs, severance is two times salary plus target PPP opportunity. No excise tax gross-up would be provided.

Perquisites

▶ We provide limited perquisites to our executive officers, consistent with the Company's goal of providing market-based compensation and benefits.

— The Compensation Committee recognizes that permitting limited personal use of system aircraft for certain executives allows them to continue to perform their duties in a safe, secure environment and promotes safe and effective use of their time. For 2020, the Compensation Committee approved personal use of system aircraft for Mr. Fanning and Mr. Kuczynski. Amounts are included in the Summary Compensation Table.

— The personal safety and security of employees at home, at work and while traveling is of utmost importance to the Company. Given Mr. Fanning's profile and high visibility, the Committee believes that the costs of his security program are appropriate and a necessary business expense and that we can benefit from the added security measures for him. Costs reported in the Summary Compensation Table reflect the ongoing security services provided during 2020.

▶ No tax assistance is provided on perquisites to executive officers of the Company, except on certain relocation-related benefits that are generally available to all employees.

Understanding the Annual Change in Pension Value

No additional pension benefits	▶ 2020 annual change in pension value is not due to any modifications to the existing pension program or formulas ▶ Pension formula considers years of service, which has an impact on the year over year change in pension value
Annual changes primarily driven by macroeconomic and non-performance factor changes	▶ Traditional pension plans are extremely sensitive to interest rate changes, which are macroeconomic factors out of the Company's control ▶ Unlike the short-term and long-term incentive programs which are purely performance based, pension values are driven mostly by non-performance factors
High prevalence of traditional pension plans in utility industry	In industries such as the utility industry, traditional pension plans are highly prevalent as they: ▶ Are the most economically efficient way to provide financial well-being at retirement to our employees ▶ Help us retain and protect the significant investment we make in our highly skilled workforce and attract the right talent for the future ▶ Align with our business model
Compensation Committee is committed to the ongoing sustainability of the pension plan	▶ Over the years, the Committee has taken actions to promote the sustainability of pension benefits for the future, shift to a more shared responsibility between employer and employee and meet evolving workforce needs in order to attract and retain employees ▶ The pension plan formula changed in 2018 for new participants from a final average earning formula to a cash balance formula ▶ Eligibility was closed to additional participants in the SERP nonqualified pension plan program beginning in 2016 ▶ The Committee will continue to assess the pension program so that it attracts, engages, includes and retains the workforce necessary for today and tomorrow

Compensation Governance Practices, Beliefs and Oversight
Executive Compensation Best Practices

What We Do

✔ Compensation Committee focuses on aligning actual payouts with performance and stockholder interests

✔ 100% of short- and long-term incentive awards are performance-based

✔ Independent compensation consultant retained by the Compensation Committee

✔ Policy against hedging and pledging of stock by Directors and executive officers

✔ Executive officers receive limited ongoing perquisites that make up a small portion of total compensation

✔ Strong stock ownership requirements for Directors and executive officers

✔ Change-in-control severance payouts require double-trigger of change in control and termination of employment

✔ Clawback provision applies to all incentive compensation awards with enhanced Clawback Policy provisions for key executives

✔ Annual pay risk assessment undertaken with input from the independent consultant.

✔ 91% of CEO target pay is at risk based on achievement of performance goals

✔ Engagement in year-round stockholder outreach efforts

✔ Dividends on stock awards received only if underlying award is earned

✔ Annual compensation audit conducted to help ensure pay equity

What We Don't Do

✖ No tax gross ups for executive officers (except on certain relocation-related expenses)

✖ No employment agreements with our executive officers

✖ No stock option repricing

✖ No excise tax gross-ups on change-in control severance arrangements

Our Compensation Program is Designed to Further Our Long-Term Strategy

Operating premier state-regulated utilities and investing in energy infrastructure under long-term contracts are the focus of our customer-centric business model, which is designed to support regular, predictable and sustainable long-term earnings and dividend growth. We believe in several overarching principles in designing the compensation program to tie to our long-term strategy.

Alignment with Strategy

▶ Metrics and targets support long-term business strategy of superior risk-adjusted returns

▶ Annual financial goals are aligned with investor guidance

Balance and Sustainability

▶ Designs balance achievement of short-term goals and long-term value creation

▶ Designs balance operational goals and financial objectives to help ensure sustainable results for our stakeholders

▶ Designs help ensure programs reward behaviors that drive long-term sustainability for customers, stockholders, employees and the communities we serve

Pay for Performance

▶ Promote a strong pay-for-performance relationship between business results, stockholder returns and payouts

▶ Where appropriate, use individual performance metrics to enhance pay-for-performance relationship

▶ Pay mix (i.e., the percent of total pay derived from annual and long-term incentives) should accurately reflect the scope of responsibility of the role

▶ Compensation Committee exercises discretion when necessary to align actual payouts with business performance and stockholder returns

Our Commitment to Provide Equitable Compensation for all Employees

Our compensation system is designed to promote pay equity throughout the entirety of each employee's tenure. To help ensure compensation is fair, competitive and equitable, we have adhered to several key strategies:

▶ We pay market-competitive rates. We use highly reliable data sources and rigorous compensation analysis to help ensure alignment to the market.

▶ We adhere to the pay for performance philosophy which allows managers to reward employees based on performance within established controls.

▶ We utilize several additional measures to promote fairness, including strong market data and job pricing, well-defined salary structures, comprehensive merit and incentive processes -- along with clear procedures for employees to voice concerns.

▶ When appropriate, pay adjustments may occur in accordance with an employee's performance or changes in responsibilities. Adjustments may also occur with ad hoc market-based changes or as the result of an equity audit.

We internally conduct a pay equity audit each year. These audits are performed to evaluate potential inequities or inconsistencies in our pay practices. In 2020, we engaged an independent third party to perform the annual pay equity audit plus wage gap and glass ceiling analysis. Detailed results are reported to the Compensation Committee and to senior leadership. High-level results were communicated to all employees in 2020.

This annual audit helps us evaluate our compensation program and consistently confirms strong pay equity across all operating companies.

The Compensation Committee and senior management remain vigilant in our efforts to help ensure all employees are treated fairly and consistently.

> ▶ We have a longstanding commitment to equitable pay at all levels across the Southern Company system. As we navigated through a challenging time of social and political unrest in 2020, we redoubled our efforts to communicate to our employees our longstanding commitment to provide equitable compensation. To further the transparent communication strategy, we have been developing and releasing a series of articles and short videos that provide education about the Southern Company compensation program, including our dedication to equitable compensation.
>
> ▶ Our commitment aligns closely with the concept of Unquestionable Trust that we find in Our Values. It speaks to our commitment to act with honesty, respect, fairness and integrity in all we do. Simply put, discrimination in any form has no place in our business practices, including those that have to do with employee compensation.

Clawback of Compensation

Clawback Provisions in the Omnibus Plans

The 2011 Omnibus Plan and the proposed 2021 Omnibus Plan include clawback provisions that apply to annual and long-term incentive awards granted under the plans. These clawback provisions are triggered if (1) we are required to prepare an accounting restatement due to material noncompliance as a result of misconduct with any financial reporting requirement under the securities laws (a Restatement Trigger), and (2) a participant knowingly or grossly negligently engaged in the misconduct, or knowingly or grossly negligently failed to prevent the misconduct, or if the participant is one of the individuals subject to automatic forfeiture under the Sarbanes-Oxley Act of 2002.

Clawback Enhancements in 2021

In 2021, to further promote a culture of accountability within our organization and alignment between the interests of our senior management and our stockholders, we sought to develop even more robust clawback practices. After considering our compensation programs and reviewing current best practices, the Board adopted a new Clawback Policy that provides us with an additional basis to recoup incentive-based compensation from certain members of our senior management, including our executive officers. The new Clawback Policy applies in the following circumstances:

▶ *Restatement:* The Committee may provide for the recovery or adjustment of excessive incentive-based compensation from a covered employee if (1) there is a Restatement Trigger, and (2) the Committee determines that the covered employee committed misconduct that contributed to the noncompliance that resulted in the Restatement Trigger

▶ *Detrimental Activity:* The Committee may provide for the reduction, termination or recovery of incentive-based compensation with respect to a covered employee if the Committee determines that the covered employee has engaged in certain detrimental activity (such as certain misconduct or a material violation of our Code of Ethics or applicable Company policies) that results in significant financial or operational loss or serious reputational harm to the Company or its subsidiaries (a Detrimental Activity Trigger)

The new Clawback Policy as expanded to include a Detrimental Activity Trigger generally covers incentive-based compensation granted after May 26, 2021, including annual and long-term incentive awards. It also generally allows for recovery for at least three years prior to the year in which the Committee determines that a triggering event has occurred. This three-year recovery period represents an enhancement over the clawback period under our omnibus plans, which allow for the recovery of award payments that are earned or accrued during the 12-month period following the first public issuance or filing that was restated.

Compensation Governance Oversight by the Board and its Committees

The Board and its committees are actively engaged in compensation governance oversight.

Principle	Description	Application
Collaboration	▶ Receive input into financial and operational goals from applicable Board committees	▶ The Finance Committee reviews the Company's financial plan and the proposed compensation program financial goals to align the goals with the financial plan and are rigorous and provides its input to the Compensation Committee. ▶ The Operations, Environmental and Safety Committee reviews the proposed operational goals compared to industry benchmarks and prior year results and provides its input to the Compensation Committee.
Alignment	▶ The Compensation Committee helps ensure alignment of financial targets for compensation programs with financial plan and EPS guidance	▶ The Compensation Committee approves an EPS goal that is aligned with the EPS guidance range established at the beginning of the year.
Analysis and Discretion	▶ Active involvement by the Compensation Committee in helping to ensure alignment between calculated performance results and payouts under incentive compensation programs	▶ The Compensation Committee receives updates on financial and operational progress against goals at each regular meeting and engages in regular dialogue regarding progress towards goals and impacts to at-risk compensation. ▶ The CEO, assisted by Human Resources staff, reviews the individual performance results for the other executive officers with the Compensation Committee. ▶ The Compensation Committee carefully considers all adjustments to financial goals in light of overall Company performance and retains discretion to adjust payouts up or down to appropriately align performance and stockholder interests. ▶ No decisions are made by the Compensation Committee with respect to payouts for the Company's executive officers until after the end of the performance period.
Engagement	▶ Promote Board engagement in key compensation decisions	▶ At every Board meeting, the Chair of the Compensation Committee reports to the full Board the key items discussed and any actions taken at each Compensation Committee meeting. ▶ All independent Directors are engaged in setting the CEO's annual individual performance goals and reviewing the performance of the CEO each year. ▶ The Compensation Committee reviews all decisions about CEO compensation with the independent Directors for ratification by the independent Directors.

Peer Groups and Establishing Market-Based Compensation Levels

Peer Group for 2020 Compensation Decisions

▶ **Used to determine the total direct compensation for our executives**

▶ **Approximates the competitive market in which we compete for talent in executive and managerial roles**

▶ Consists of 19 publicly traded utility companies (subject to changes resulting from mergers and acquisitions)

▶ In 2020, Pay Governance, in conjunction with the Compensation Committee, conducted a detailed review of internal considerations and external practices for the determination of the compensation peer group.

▶ Adjustments to the peer group and the benchmarking approach were made to focus on large companies (at least $6 billion in revenues) with more similar businesses, including other large diversified utilities that have combined electric and gas operations.

▶ We target the total direct compensation for our executives at market median of the peer group.

Peer Group for Relative TSR Metric for 2020-2022 Performance Period

▶ **Used to measure our relative TSR performance (used in the PSP award)**

▶ The peer group against which we measure our relative TSR for the 2020-2022 performance period for the performance shares consists of 22 publicly traded utility companies that we believe are most similar to Southern Company in both their business model and investors.

▶ The Compensation Committee considers companies that have at least 70% regulated assets and $7 billion in market capitalization.

▶ Several companies in the relative TSR peer group do not meet the revenue size requirement to be included in the compensation peer group, and some companies might not participate in the survey from which the data for the compensation peer group is derived.

Peers used for <u>BOTH</u>:
2020 Compensation Decisions Peer Group and 2020-2022 Relative TSR Peer Group

Ameren Corporation	DTE Energy Company	FirstEnergy Corp.
American Electric Power Company, Inc.	Duke Energy Corporation	PPL Corporation
CenterPoint Energy, Inc.	Edison International	Sempra Energy
CMS Energy Corporation	Entergy Corporation	WEC Energy Group, Inc.
Dominion Energy, Inc.	Eversource Energy	Xcel Energy Inc.





2020 Compensation Decisions Peer Group	**2020-2022 Relative TSR Peer Group**
Exelon Corporation	Alliant Energy Corporation
NextEra Energy, Inc.	Consolidated Edison, Inc.
PG&E Corporation	Evergy, Inc.
Public Service Enterprise Group Incorporated	Fortis Energy Services
	NiSource Inc.
	OGE Energy Corp.
	Pinnacle West Capital Corporation

Other Compensation and Governance Inputs, Policies and Practices

Role of the Compensation Committee

▶ The Compensation Committee is responsible for overseeing the development and administration of our compensation and benefits policies and programs as well as the review and approval of all aspects of our executive compensation programs.

▶ The Compensation Committee is supported in its work by the HR Department, the Finance Committee (financial goals), the Operations, Environmental and Safety Committee (operational goals) and the Compensation Committee's independent compensation consultant.

Role of the CEO

▶ The CEO makes recommendations to the Compensation Committee regarding other executive officers with respect to (1) base salary adjustments, (2) PPP targets and individual performance achievement payouts and (3) LTIP targets. These recommendations are based upon market data provided by the independent compensation consultant, the CEO's assessment of each executive officer's performance, the performance of the individual's respective business or function and employee retention considerations.

▶ The Compensation Committee considers the CEO's recommendations in approving the compensation for the other executive officers. However, the Compensation Committee makes the final decisions with respect to compensation decisions for the executive officers.

▶ The CEO does not play any role with respect to decisions impacting his own compensation.

Role of the Independent Compensation Consultant

▶ The Compensation Committee has retained Pay Governance as its independent executive compensation consultant. Pay Governance reports directly to the Compensation Committee. A representative of Pay Governance attends meetings of the Compensation Committee, as requested, and communicates with the Compensation Committee Chair between meetings.

▶ Pay Governance provides various executive compensation services to the Compensation Committee pursuant to a written consulting agreement with the Compensation Committee. Generally, these services include advising the Compensation Committee on the principal aspects of our executive compensation program and evolving industry practices and providing market information and analysis regarding the competitiveness of our program design and our award values in relation to the executives' performance.

▶ In 2020, Pay Governance provided an annual competitive evaluation of target total compensation for the NEOs. Additionally, the Compensation Committee relies on Pay Governance to provide information and advice on executive compensation and related corporate governance trends throughout the year. Pay Governance provided no services to Company management during 2020.

▶ The Compensation Committee retains authority to hire Pay Governance directly, approve its compensation, determine the nature and scope of its services, evaluate its performance and terminate its engagement. The Compensation Committee has assessed the independence of Pay Governance pursuant to the listing standards of the NYSE and SEC rules and concluded that Pay Governance is independent and that no conflict of interest exists that would prevent Pay Governance from serving as an independent consultant to the Compensation Committee.

Prohibition on Hedging and Pledging of Common Stock

Our insider trading policy includes an "anti-hedging" provision that prohibits Directors and employees (including officers) and certain of their related persons (such as certain of their family members and entities they control) from purchasing or selling, or making any offer to purchase or sell, derivative securities relating to securities of the Company or its subsidiaries. The policy specifies examples of covered derivative securities, including exchange-traded options to purchase or sell securities of the Company or its subsidiaries (so-called "puts" and "calls") or financial instruments, that are designed to hedge or offset any decrease in the market value of securities of the Company or its subsidiaries (including but not limited to prepaid variable forward contracts, equity swaps, collars and exchange funds).

Our insider trading policy also includes a "no pledging" provision that prohibits pledging of our stock for all Southern Company executive officers and Directors.

Stock Ownership Requirements

We believe ownership requirements align the interests of officers and stockholders by promoting a long-term focus and long-term share ownership.

▶ All of our executive officers are subject to stock ownership requirements.

▶ All of our executive officers are meeting their applicable ownership requirements.

▶ Mr. Fanning exceeds his stock ownership requirements by almost six times, based on the stock ownership guidelines as of December 31, 2020.

▶ Ownership arrangements counted toward the requirements include shares owned outright, those held in Company-sponsored plans and phantom stock investments in the DCP and the SBP.



CEO Stock Ownership as of December 31, 2020

689,750 Shares

122,890 Shares

157,300 Shares

■ 2020 Stock Ownership Requirement
5X Base Salary

■ 2021 Stock Ownership Requirement
6X Base Salary

■ Actual Stock Ownership
28X 2020 Base Salary

Effective January 1, 2021, the Compensation Committee enhanced the stock ownership requirements.

▶ Increased ownership requirement for CEO from five times base salary to six times base salary.

▶ Reduced timeframe to meet applicable ownership requirement from six years to five years for newly-elected and newly-promoted officers.

▶ Eliminated reduced requirement at age 60 for our Management Council; these executives must maintain their full ownership requirement.

	2020 Guidelines	NEW 2021 Guidelines
CEO Multiple of Base Salary	**5X** Base Salary	**6X** Base Salary
NEO Multiple of Base Salary	**3X** Base Salary	**3X** Base Salary
Timeframe to Meet Guidelines	**6** years	**5** years
One-half Reduction at Age 60	Yes	No

Tax Deductibility of Compensation

U.S. tax law limits a public company's deductions to $1 million per year for compensation paid to its CEO, CFO and each of its three other most highly compensated executive officers, as well as to any individual who was subject to the $1 million deduction limitation in 2017 or any later year. There is no exception for qualifying performance-based compensation unless it is pursuant to a written binding contract in effect as of the transition date of November 2, 2017. Certain annual cash incentive awards and equity-based incentive awards made on or before the transition date may satisfy the requirements for deductible compensation and any compensation in excess of $1 million paid to a covered person after 2017 will not be deductible unless it qualifies for transition relief. The Committee continues to retain the discretion to make awards and pay amounts that do not qualify as deductible.

Despite the changes to the tax code, the Compensation Committee continues to believe that a significant portion of our executive officers' compensation should be performance based and tied to pre-approved performance measures.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is made up of independent Directors of the Company who have never served as executive officers of the Company. During 2020, none of the Company's executive officers served on the Board of Directors of any entities whose executive officers serve on the Compensation Committee.

Executive Compensation Tables

Summary Compensation Table

Name (a)	Year (b)	Salary ($) (c)	Stock Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)	Total without Change in Pension Value ($)*
Thomas A. Fanning Chairman, President and CEO, Southern Company	2020	1,536,539	12,260,206	2,625,000	5,721,710	223,395	22,366,850	16,645,140
	2019	1,389,616	10,836,513	3,496,675	11,927,890	214,491	27,865,185	15,937,295
	2018	1,350,000	9,112,550	1,522,699	880,693	231,749	13,097,691	12,216,998
Andrew W. Evans Executive Vice President and CFO, Southern Company	2020	886,360	2,491,535	1,140,805	916,499	63,394	5,498,593	4,582,094
	2019	825,354	2,530,039	1,104,896	973,986	49,489	5,483,764	4,509,778
	2018	800,000	2,199,958	1,177,078	105,985	104,703	4,387,724	4,281,739
W. Paul Bowers Chairman, President and CEO, Georgia Power	2020	980,754	3,520,259	1,507,198	4,690,478	60,206	10,758,895	6,068,417
	2019	904,568	2,761,923	1,319,531	3,816,375	59,846	8,862,243	5,045,868
	2018	885,171	2,448,751	837,743	1,153,981	51,642	5,377,288	4,223,307
Mark A. Crosswhite Chairman, President and CEO, Alabama Power	2020	884,421	2,486,042	1,202,768	2,672,719	56,822	7,302,772	4,630,053
	2019	825,158	2,524,432	1,129,045	3,703,350	52,679	8,234,664	4,531,313
	2018	799,681	2,216,483	1,222,541	672,043	50,538	4,961.286	4,289,243
Stephen E. Kuczynski Chairman, President and CEO, Southern Nuclear	2020	841,271	2,149,671	1,044,452	848,625	197,455	5,081,474	4,232,849
	2019	786,431	1,746,370	960,642	809,403	174,109	4,476,955	3,667,552
	2018	769,564	4,548,410	631,625	280,287	227,196	6,457,083	6,176,796

* In order to show the effect that the year-over-year change in pension value had on total compensation, as determined under applicable SEC rules, we have included an additional column to show total compensation without the change in pension value. The amounts reported in this additional column differ substantially from the amounts reported in the Total column required by SEC rules and are not a substitute for that amount. The change in pension value is subject to many external variables, such as interest rates, that are not related to Company performance and does not represent compensation granted or received by the NEOs in the applicable year.

Column (d)

This column does not reflect the value of stock awards that were actually earned or received in 2020. Rather, as required by applicable rules of the SEC, this column reports the aggregate grant date fair value of performance shares and PRSUs granted in 2020.

The value reported for the performance shares related to relative TSR and consolidated ROE is based on the probable outcome of the performance conditions as of the grant date, using a Monte Carlo simulation model and the closing price of common stock on the grant date. No amounts will be earned until the end of the three-year performance period on December 31, 2022. The value then can be earned based on performance ranging from 0% to 200%, as established by the Compensation Committee.

The aggregate grant date fair value of the performance shares granted in 2020 assuming that the highest level of performance is achieved is as follows: Fanning — $16,382,894; Evans - $ 3,565,591; Bowers — $ 5,037,830; Crosswhite $ 3,557,758 and Kuczynski — $ 3,076,381.

The value reported for the performance shares granted to Mr. Fanning related to the GHG reduction goals in 2020 is based on the closing price of common stock on the date of the grant. No amounts will be earned until the end of the

three-year performance period on December 31, 2022. The value then can be earned based on performance ranging from 0% to 195%, as established by the Compensation Committee. The aggregate grant date fair value of the performance share granted to Mr. Fanning in 2020 related to the GHG reduction goals assuming the highest level of performance is achieved is $ 2,266,937.

The amounts in column (d) also reflect the grant date fair value of PRSUs granted to all of the NEOs in 2020 as described in the CD&A. The aggregate grant date fair value of the PRSUs granted in 2020 and reported in column (d) is as follows: Fanning — $2,906,227; Evans — $708,740; Bowers — $1,001,345; Crosswhite — $707,163; and Kuczynski — $611,480.

See Note 12 to the financial statements included in the 2020 annual report for a discussion of the assumptions used in calculating these amounts.

Column (e)

The amounts in this column reflect actual payouts under the annual PPP. The amount reported for 2020 is for the one-year performance period that ended on December 31, 2020.

Column (f)

This column reports the aggregate change in the actuarial present value of each NEO's accumulated benefit under the applicable Pension Plan and supplemental pension plans (collectively, Pension Benefits) as of December 31 of the applicable year.

The Pension Benefits as of each measurement date are based on the NEO's age, pay and service accruals and the plan provisions applicable as of the measurement date. The actuarial present values as of each measurement date reflect the assumptions the Company selected for cost purposes as of that measurement date; however, the NEOs were assumed to remain employed at any Company subsidiary until their benefits commence at the pension plans' stated normal retirement date, generally age 65.

Pension values may fluctuate significantly from year to year depending on a number of factors, including age, years of service, annual earnings and the assumptions used to determine the present value, such as the discount rate. For 2020, the discount rate assumption used to determine the actuarial present value of accumulated

pension benefits, as required by SEC rules, was lower than in 2019. For Mr. Fanning, this lower discount rate assumption significantly increased the present value of the accumulated benefit. See page 68 of the CD&A for more information regarding the amounts included in this column.

This column also reports any above-market earnings on deferred compensation under the DCP. However, there were no above-market earnings on deferred compensation in the years reported.

The values reported in this column are calculated pursuant to SEC requirements and are based on assumptions used in preparing the Company's audited financial statements for the applicable fiscal years. The plans utilize a different method of calculating actuarial present value for the purpose of determining a lump sum payment, if any. The change in pension value from year to year as reported in the table is subject to market volatility and may not represent the value that an NEO will actually accrue or receive under the plans during any given year.

Column (g)

The amounts reported in this column for 2020 are itemized below.

Name	Perquisites ($)	Tax Reimbursements ($)	Company Contribution to 401(k) Plan ($)	Company Contribution to Supplemental Retirement Plan ($)	Total ($)
Tom Fanning	145,811	0	14,535	63,829	224,175
Andrew Evans	18,245	0	14,535	30,669	63,449
Paul Bowers	10,248	0	14,475	35,483	60,206
Mark Crosswhite	11,816	0	14,436	30,570	56,822
Stephen Kuczynski	158,539	0	10,546	28,370	197,455

Perquisites includes financial planning, personal use of corporate aircraft and other miscellaneous perquisites.

▶ Financial planning is provided for most officers of the Company, including all of the NEOs. The Company provides an annual subsidy of up to $20,000 per year for Mr. Fanning and up to $15,000 per year for all other NEOs to be used for financial planning, tax preparation fees and estate planning.

▶ The Southern Company system has aircraft that are used to facilitate business travel. All flights on these aircraft must have a business purpose, except limited personal use that is associated with business travel is permitted. The amount reported for such personal use is the incremental cost of providing the benefit, primarily fuel costs and airport costs as well as any incidental costs for the crew. Also, if seating is available, the Company permits a spouse or other family member to accompany an employee on a flight. However, because in such cases the aircraft is being used for a business purpose, there is no incremental cost associated with the family travel, and no amounts are included for such travel. Any additional expenses incurred that are related to family travel are included.

— The Compensation Committee recognizes that permitting limited personal use of system aircraft for certain executives allows the them to continue to perform their duties in a safe, secure environment

and promotes safe and effective use of their time. For 2020, the Compensation Committee approved personal use of system air for Mr. Fanning and Mr. Kuczynski. The amount for Mr. Fanning is $112,601 and for Mr. Kuczynski is $52,078.

▶ The personal safety and security of employees at home, at work and while traveling is of utmost importance to us. The amount reported for Mr. Fanning includes $7,100 related to personal security expenses. Given Mr. Fanning's profile and high visibility, we believe that the costs of his security program are appropriate and a necessary business expense and that we can benefit from the added security measures for him. Costs reported reflect the ongoing security services provided during 2020.

▶ To facilitate the ability of Mr. Kuczynski to be near the Vogtle construction site, the Company assists in covering living expenses (apartment and furniture rental) and a vehicle lease for Mr. Kuczynski. The amount for 2020 includes $76,153 for living expenses and $16,640 for the vehicle lease.

▶ Other miscellaneous perquisites include the full cost to the Company of providing the following items: personal use of Company-provided tickets for sporting and other entertainment events, spousal expenses related to business travel and gifts distributed to and activities provided to attendees at Company-sponsored events.

Grants of Plan-Based Awards in 2020

This table provides information on short-term and long-term incentive compensation awards made in 2020.

Name (a)	Grant Date (b)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock and Option Awards ($) (i)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	
Thomas A. Fanning		26,250	2,625,000	5,250,000				
	2/11/2020				1,102	110,165	220,330	8,191,447
	2/11/2020				169	16,949	33,051	1,162,532
	2/11/2020					42,371		2,906,227
Andrew W. Evans		6,872	687,232	1,374,464				
	2/11/2020				241	24,110	48,220	1,782,795
	2/11/2020					10,333		708,740
W. Paul Bowers		9,537	953,681	1,907,362				
	2/11/2020				341	34,065	68,130	2,518,914
	2/11/2020					14,599		1,001,345
Mark A. Crosswhite		6,857	685,729	1,371,458				
	2/11/2020				241	24,057	48,114	1,778,879
	2/11/2020					10,310		707,163
Stephen E. Kuczynski		6,115	611,506	1,223,012				
	2/11/2020				208	20,802	41,604	1,538,191
	2/11/2020					8,915		611,480

Columns (c), (d) and (e)

These columns reflect the annual PPP opportunity for the NEOs. The information shown as "Threshold," "Target" and "Maximum" reflects the range of potential payouts established by the Compensation Committee. The actual amounts earned for 2020 are included in column (e) of the Summary Compensation Table.

Columns (f), (g) and (h)

These columns reflect the long-term PSP performance shares and PRSUs granted to the NEOs in 2020. The information shown as "Threshold," "Target" and "Maximum" reflects the range of potential shares that can be earned as established by the Compensation Committee for the performance shares, while the information shown as "Target" for the PRSUs reflects the number of potential shares that can be earned if the performance condition is met. Earned performance shares and accrued DEUs will be paid out in common stock following the end of the 2020–2022 performance period, based on the extent to which the performance goals are achieved. Any shares not earned are forfeited. PRSUs vest 1/3 each year only if the performance goal is met for 2020. If the performance goal is met, PRSUs are paid out in common stock after vesting; accrued DEUs are received only if the underlying award is earned. If the performance goal is not met, then all PRSUs are forfeited.

Column (i)

This column reflects the aggregate grant date fair value of the PSP performance shares, PRSUs and RSUs granted in 2020.

▶ For the PSP performance shares, approximately 57% of the value of the performance shares is based on the probable outcome of the performance conditions as of the grant date using a Monte Carlo simulation model ($77.96), while the other approximately 43% is based on the closing price of common stock on the grant date ($68.59).

▶ For the performance shares related to the GHG reduction goal for Mr. Fanning, the value of these shares is based on the closing price of the common stock on the grant date ($68.59).

▶ The value of the PRSUs is based on the closing price of common stock on the grant date ($68.59). The assumptions used in calculating these amounts are discussed in Note 12 to the financial statements included in the 2020 annual report.

Outstanding Equity Awards at 2020 Fiscal Year-End

This table provides information about stock options and stock awards (performance shares and PRSUs) as of December 31, 2020.

	Option Awards			Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options Exercisable (#) (b)	Option Exercise Price ($) (c)	Option Expiration Date (d)	Number of Units of Stock That Have Not Vested (#) (e)	Market Value of Units of Stock That Have Not Vested ($) (f)	Equity Incentive Plan Awards: Number of Unearned Units That Have Not Vested (#) (g)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Units That Have Not Vested ($) (h)
Thomas A. Fanning						24,016	1,475,282
						36,129	2,219,402
						44,195	2,714,887
						162,583	9,987,474
						132,586	8,144,758
Andrew W. Evans						5,798	356,163
						10,122	621,776
						10,778	662,079
						35,428	2,176,342
						25,148	1,544,842
W. Paul Bowers	197,412	44.42	2/13/2022				
	235,604	44.06	2/11/2023				
	329,250	41.28	2/10/2024				
						6,455	396,511
						11,050	678,802
						15,227	935,419
						38,675	2,375,805
						35,531	2,182,669
Mark A. Crosswhite						5,841	358,814
						10,099	620,366
						10,754	660,605
						35,350	2,171,551
						25,093	1,541,463
Stephen E. Kuczynski	145,046	44.06	2/11/2023				
				18,295	1,123,862		
						4,081	250,697
						6,986	429,169
						9,299	571,221
						24,454	1,502,209
						21,698	1,332,908
						30,489	1,872,939

Columns (b), (c) and (d)

Stock options have not been granted since 2014. Stock options vest one-third per year on the anniversary of the grant date. Options granted from 2012 through 2014 with expiration dates from 2022 through 2024 were fully vested as of December 31, 2017.

Options also fully vest upon death, total disability or retirement and expire three years following death or total disability or five years following retirement, or on the original expiration date if earlier.

Columns (e) and (f)

These columns reflect the number of RSUs held by Mr. Kuczynski as of December 31, 2020, including associated DEUs. Mr. Kuczynski was granted RSUs in 2018, and the outstanding RSUs reflected in the table vest in equal installments over a 4-year period, which started in 2019 and ends in 2022. Vesting will be accelerated if the fuel load authorizations for Plant Vogtle Units 3 and 4 are received from the U.S. Nuclear Regulatory Commission before December 31, 2022.

The value in column (f) is based on the common stock closing price on December 31, 2020 ($61.43).

Columns (g) and (h)

These columns reflect the remaining 1/3 of the PRSUs, including DEUs, granted to the NEOs in February 2018 and the remaining 2/3 of the PRSUs, including DEUs, granted to the NEOs in February 2019. The achievement of the respective performance goals for these shares were certified by the Compensation Committee on February 11, 2019 for the shares granted in 2018 and February 11, 2020 for the shares granted in 2019. The PRSUs that vested in 2020, including the DEUs, are reflected in the Option Exercises and Stock Vested in 2020 table. The remaining PRSUs granted in 2018 vest on the third anniversary of the grant date, and the remaining PRSUs granted in 2019 will vest on the second and third anniversaries of the grant date.

These columns also reflect the full number and value of PRSUs granted to the NEOs in February 2020 that vest 1/3 each year for a three-year period subject to the achievement of a one-year financial performance goal (Southern Company's 2020 cash from operations exceeds the amount paid in dividends in 2019) and associated DEUs on the PRSUs. DEUs only pay out if the underlying shares vest. The Compensation Committee certified the achievement of this goal on February 3, 2021, and the first 1/3 vested upon that certification. The remaining 2/3 will vest equally on the second and third anniversaries of the grant date.

Column (g) also reflects the target number of performance shares granted under the PSP that can be earned at the end of each three-year performance period (January 1, 2019 through December 31, 2021 and January 1, 2020 through December 31, 2022). The number of shares reflected in column (g) also reflects the DEUs on the target number of performance shares. DEUs are credited over the performance period but are only received at the end of the performance period if the underlying performance shares are earned.

The performance shares granted for the January 1, 2018 through December 31, 2020 performance period vested on December 31, 2020 at 181% and are reported in the Option Exercises and Stock Vested in 2020 table.

For Mr. Kuczynski, column (g) also reflects unvested shares from a grant of performance share units in May 2018. Vesting of the performance share units is contingent upon the receipt of the fuel load authorization from the U.S. Nuclear Regulatory Commission for Plant Vogtle Unit 3 (50%) by December 31, 2021 and Unit 4 (50%) by December 31, 2022. Failure to meet the deadline for each unit will result in forfeiture of the award connected to that deadline, and the Compensation Committee must certify receipt of each fuel load authorization prior to vesting of the award.

The value in column (h) is derived by multiplying the number of shares in column (g) by the common stock closing price on December 31, 2020 ($61.43) The ultimate number of shares earned, if any, will be based on the actual performance results at the end of each respective performance period.

Option Exercises and Stock Vested in 2020

Name (a)	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Tom Fanning	—	—	350,308	21,842,744
Andrew Evans	—	—	88,486	5,523,894
Paul Bowers	—	—	97,703	6,093,762
Mark Crosswhite	—	—	88,435	5,515,657
Stephen Kuczynski	—	—	70,928	4,415,197

Columns (d) and (e)

Performance share grants made in 2018 were subject to a three-year performance period that ended on December 31, 2020. The award was earned at 181% of target; however, the Compensation Committee exercised discretion to reduce Mr. Fanning's final payout by 4% as discussed in the CD&A. Column (d) includes the performance shares that were earned and associated DEUs, while column (e) reflects the value of the performance shares and associated DEUs, which is derived by multiplying the number of shares that vested by the market value of the underlying shares on December 31, 2020 ($61.43). The value shown in column (e) differs from the amounts shown in the CD&A, which reflects the market value on the date the Compensation Committee made its decisions about PSP payouts (February 12, 2021).

These columns also reflect the value of the PRSUs that vested in 2020, including associated DEUs. The value of the PRSUs is derived by multiplying the number of shares that vested by the market value of the underlying shares on the vesting date as follows:

▶ $69.54 for the PRSUs that were granted in 2017 and vested 1/3 on February 13, 2020

▶ $68.62 for the PRSUs that were granted in 2018 and vested 1/3 on February 12, 2020

▶ $68.59 for the PRSUs that were granted in 2019 and vested 1/3 on February 11, 2020 upon certification of the goal performance by the Compensation Committee.

Pension Benefits at 2020 Fiscal Year-End

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
Thomas A. Fanning	Pension Plan	39.00	2,521,413	—
	Supplemental Benefit Plan (Pension-Related)	39.00	31,295,391	—
	Supplemental Executive Retirement Plan	39.00	10,398,553	—
Andrew W. Evans	Pension Plan	19.00	843,814	—
	Supplemental Benefit Plan (Pension-Related)	3.00	1,222,537	—
	AGL Resources Inc. Excess Benefit	16.00	1,855,253	—
Paul Bowers	Pension Plan	40.67	2,658,913	—
	Supplemental Benefit Plan (Pension-Related)	40.67	14,548,998	—
	Supplemental Executive Retirement Plan	40.67	5,704,311	—
Mark A. Crosswhite	Pension Plan	15.92	878,763	—
	Supplemental Benefit Plan (Pension-Related)	15.92	4,558,921	—
	Supplemental Executive Retirement Plan	15.92	1,460,582	—
	Supplemental Retirement Agreement	15.00	6,678,941	—
Stephen E. Kuczynski	Pension Plan	8.58	480,409	—
	Supplemental Benefit Plan (Pension-Related)	8.58	2,120,539	—
	Supplemental Executive Retirement Plan	8.58	690,584	—

Below is a description of Pension Benefits for persons employed by the Southern Company system other than PowerSecure.

Pension Plan

The Pension Plan is a tax-qualified, funded plan. It is the Company's primary retirement plan. Substantially all Southern Company system employees participate in this plan after one year of service. Normal retirement benefits become payable when participants attain age 65 and complete five years of participation. Pension benefits are determined using various formulas based on date of hire. Benefits are limited to a statutory maximum. The statutory limit restricts eligible compensation under the pension plan; the limit for 2020 was $285,000.

Final Average Pay Formula: The description below applies to Mr. Fanning, Mr. Bowers, Mr. Crosswhite and Mr. Kuczynski.

▶ The plan benefit equals the greater of amounts computed using a 1.7% offset formula and a 1.25% formula. The highest three rates of pay out of a participant's last ten calendar years of service are averaged to derive a final average pay.

— The 1.7% offset formula amount equals 1.7% of final average pay (base pay only) times years of credited service less an offset related to Social Security benefits.

— The 1.25% formula amount equals 1.25% of final average pay (base play plus annual performance-based compensation earned) times years of credited service.

▶ Early retirement benefits become payable once plan participants have, during employment, attained age 50 and completed 10 years of credited service. Participants who retire early receive a 0.3% reduction for each month (3.6% for each year) prior to normal retirement that participants elect to have their benefit payments commence. As of December 31, 2020, all of the NEOs employed on that date and covered under the Final Average Pay Formula were retirement-eligible except Mr. Kuczynski.

▶ For NEOs covered under the Final Average Pay formula, the number of years of credited service is one year less than the number of years of employment.

Career Average Pay Formula: The description below applies to Mr. Evans.

▶ The plan benefit equals 1% of career average pay (base pay plus annual performance-based compensation earned) plus 0.5% of career average pay (base pay plus annual performance-based compensation earned) in excess of 50% of the Social Security Taxable Wage Base.

▶ Early retirement benefits become payable once plan participants have, during employment, attained age 55 and completed five years of vesting service. Participants who retire prior to normal retirement receive an actuarially reduced benefit. Employees who retire after age 62 with at least 25 years of service are eligible for an unreduced early retirement benefit.

▶ As of December 31, 2020, Mr. Evans was not retirement-eligible.

The Pension Plan's benefit formulas produce amounts payable monthly over a participant's post-retirement lifetime. At retirement, plan participants can choose to receive their benefits from various forms of payment. All forms pay benefits monthly over the lifetime of the retiree or the joint lifetimes of the retiree and a beneficiary. An actuarial reduction applies if a retiring participant chooses a payment form other than a single life annuity.

Participants vest in the Pension Plan after completing five years of vesting service. As of December 31, 2020, all of the NEOs were vested in their Pension Plan benefits. Participants who terminate employment after vesting can elect to have their pension benefits commence prior to age 65 provided they met the applicable early retirement age and service provisions. The early retirement reductions that apply are actuarially determined factors.

If a participant dies while actively employed and is vested in the Pension Plan as of the date of death, the participant's beneficiary is entitled to survivor benefits.

If participants become totally disabled, periods that Social Security or employer-provided disability income benefits are paid will count as service for benefit calculation purposes. The crediting of this additional service ceases at the point a disabled participant elects to (a) commence retirement payments under the Final Average Pay Formula or (b) qualifies for unreduced benefits under the Career Average Pay Formula. Outside of this extra service crediting, the normal Pension Plan provisions apply to disabled participants.

SBP-P

The SBP-P is an unfunded retirement plan that is not tax qualified. This plan provides highly-paid employees any benefits that the Pension Plan cannot pay due to statutory pay/benefit limits. The SBP-P's vesting and early retirement provisions mirror those of the Pension Plan. Its disability provisions mirror those of the Pension Plan but cease upon a participant's separation from service.

Final Average Pay Formula: For participants under the Final Average Pay Formula, the amounts paid by the SBP-P are based on the additional monthly benefit that the Pension Plan would pay if the statutory limits and pay deferrals were ignored. When an SBP-P participant separates from service, vested monthly benefits provided by the benefit formulas are converted into a single sum value. The discount rate used in the calculation is based on the 30-year U.S. Treasury yields for the September preceding the calendar year of separation, but not more than six percent.

Vested participants terminating prior to becoming eligible to retire will be paid their single sum value as of September 1 following the calendar year of separation. If the terminating participant is retirement-eligible, the single sum value will be paid in 10 annual installments starting shortly after separation. The unpaid balance of a retiree's single sum will be credited with interest at the prime rate published in The Wall Street Journal. If the separating participant is a "key man" under Section 409A of the tax code, the first installment will be delayed for six months after the date of separation.

If an SBP-P participant who is subject to the Final Average Pay Formula dies while active after becoming vested in the Pension Plan, the beneficiary of the deceased participant will receive the single sum value in installments as soon as possible following death. The single sum value is calculated as if the participant had survived to age 50 and discounted back to the payment date (if earlier). Spouse beneficiaries receive 100% and non-spouse beneficiaries receive 50% of the single sum value.

Career Average Pay Formula: Vested monthly benefits earned prior to January 1, 2018 are paid in the same forms of payments available under the Pension Plan and are distributed at the later of separation of service of age 62. Vested monthly benefits earned on or after January 1, 2018 are converted into a single sum value similar to the provisions described above.

The values shown above for Mr. Evans includes $1,855,253, which is the accumulated value earned prior to January 1, 2018 under the AGL Excess Benefit Plan. The AGL Excess Benefit Plan was merged into the SBP-P effective January 1, 2018, but benefits earned under the AGL Excess Benefit Plan still have separate payment features.

If an SBP-P participant who is subject to the Career Average Pay Formula dies while active after becoming vested in the Pension Plan, the beneficiary of the deceased participant is entitled to a survivor benefit. The survivor benefit earned prior to January 1, 2018 under the AGL Excess Benefit Plan is equal to the benefit payable under the 50% Joint and Survivor annuity option and distributed at the later of age 62 or date of death. The survivor benefit earned on or after January 1, 2018 is equal to 50% of the single sum value and is payable following death.

SERP

The SERP is also an unfunded retirement plan that is not tax qualified. Effective January 1, 2016, participation in the SERP was closed to new hires and future promotions.

This plan provides highly-paid employees covered under the Final Average Pay Formula additional benefits that the Pension Plan and the SBP-P would pay if the 1.7% offset formula calculations reflected a portion of annual performance-based compensation. To derive the SERP benefits, a final average pay is determined reflecting participants' base rates of pay and their annual performance-based compensation amounts, whether or not deferred, to the extent they exceed 15% of those base rates (ignoring statutory limits). This final average pay is used in the 1.7% offset formula to derive a gross benefit. The Pension Plan and the SBP-P benefits are subtracted from the gross benefit to calculate the SERP benefit.

The SERP's early retirement, survivor benefit and disability provisions mirror the SBP-P's provisions. SERP benefits do not vest until participants become eligible to retire, so no benefits are paid if a participant terminates prior to becoming retirement-eligible. More information about vesting and payment of SERP benefits following a change in control is included under Potential Payments upon Termination or Change in Control.

Supplemental Retirement Agreements (SRA)

The Company also provides supplemental retirement benefits to certain employees that were first employed by an affiliate of the Company in the middle of their careers. These SRAs provide for additional retirement benefits by giving credit for years of employment prior to employment with the Company or one of its affiliates. These agreements provide a benefit which recognizes the expertise brought to the Southern Company system, and they provide a strong retention incentive to remain with the Company, or one of its affiliates, for the vesting period and beyond. These supplemental retirement benefits are also unfunded and not tax-qualified.

The Company has an SRA with Mr. Crosswhite. Prior to his employment with the Southern Company system, Mr. Crosswhite provided legal services to Southern Company's subsidiaries. His agreement provides an additional fifteen years of benefits. Mr. Crosswhite was vested in his benefits as of December 31, 2015.

Pension Benefit Assumptions

The following assumptions were used in the present value calculations for all pension benefits:

▶ Discount rate — 2.84% Pension Plan and 2.27% supplemental plans (SBP-P, SERP and SRA) as of December 31, 2020

▶ Retirement date — Earliest unreduced retirement age (age 62 for Mr. Evans and age 65 for all other NEOs)

▶ Mortality after normal retirement — PRIA RP-2012 mortality tables with generational projections (MP-2020)

▶ Mortality, withdrawal, disability and retirement rates prior to normal retirement — None

▶ Annual performance-based compensation earned but unpaid as of the measurement date 100% (Mr. Fanning only) or 150% (all other NEOs) of target opportunity percentages times base rate of pay for year amount is earned

▶ **Form of payment for pension benefits**

Final Average Pay Formula	Pension Plan	▶ Monthly annuity ▶ Spouse ages – Wives two years younger than their husbands
	SBP-P SERP SRA	▶ 10 annual installments ▶ Installment determination — 2.25% discount rate for single sum calculation and 3.75% prime rate during installment payment period
Career Average Pay Formula	Pension Plan	▶ Monthly annuity ▶ Spouse ages – Wives two years younger than their husbands
	SBP-P	▶ Pre-2018 accruals – single life annuity ▶ 2018 and beyond accruals – 10 annual instilment ▶ Installment determination – September 2020 417(e) interest rates and mortality for single sum calculation and 3.75% prime rate during installment payment period

Nonqualified Deferred Compensation as of 2020 Fiscal Year-End

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Tom Fanning	699,335	63,829	320,224	0	8,955,900
Andrew Evans[1]	0	30,669	136,937	0	2,516,594
Paul Bowers	0	35,483	198,449	0	10,184,483
Mark Crosswhite	0	30,570	17,995	0	1,244,345
Stephen Kuczynski	0	28,370	4,766	0	325,567

[1] The amounts shown for Mr. Evans include a December 31, 2020 balance of $2,415,981 under the AGL NSP, described below.

The Company provides the DCP, which is designed to permit participants to defer income as well as certain federal, state and local taxes until a specified date or their retirement or other separation from service. Up to 50% of base salary and up to 100% of performance-based non-equity compensation may be deferred at the election of eligible employees. As of January 1, 2018, all of the NEOs were eligible to participate in the DCP. Prior to January 1, 2018, Mr. Evans was a participant in the AGL NSP, described below.

Under the DCP, participants make an annual election to choose how much compensation to defer, when those deferrals will be paid and how distributions will be paid (in one to ten annual installments).

DCP participants have various deemed investment options –the stock equivalent account, the prime equivalent account and three equivalent index fund accounts. Under the terms of the DCP participants are permitted to transfer between investments at any time.

The amounts deferred in the stock equivalent account are treated as if invested at an equivalent rate of return to that of an actual investment in common stock, including the crediting of dividend equivalents as such are paid by Southern Company from time to time. It provides participants with an equivalent opportunity for the capital appreciation (or loss) and income of that of a Company stockholder. During 2020, the rate of return in the stock equivalent account was 0.66%.

Participants may also elect to have their deferred compensation deemed invested in the prime equivalent account, which is treated as if invested at a prime interest rate compounded monthly, as published in The Wall Street Journal as the base rate on corporate loans posted as of the last business day of each month by at least 75% of the United States' largest banks. The interest rate earned on amounts deferred during 2020 in the prime equivalent account was 3.56%.

Participants may also elect to have their deferred compensation deemed invested in three index fund options. A deemed investment means the account is treated as if it is invested in a particular option, even though no investment is actually made. During 2020, the rate of returns under the equivalent index fund accounts were as follows:

▶ Equivalent Vanguard institutional 500 Index Fund: 18.41%

▶ Equivalent BlackRock Russell 2000 Index Fund: 19.96%

▶ Equivalent BlackRock EAFE Equity Index Fund: 8.26%

Under the AGL NSP, each participant has an account which represents a bookkeeping entry reflecting contributions and earnings/losses on the actual performance of the participant's notional investments. The notional investment options under the AGL NSP mirror the investment options offered under the DCP. Mr. Evans has met the vesting requirements under the AGL NSP.

Distributions under the AGL NSP occur in the year following the year of termination of employment. Participants have the option of taking distributions, following termination of employment, in the following forms: a single lump sum cash payment; a lump sum cash payment of a portion of the participant's account with the remainder distributed in up to 10 equal annual installments; or between one to 10 equal annual installments.

The SBP is a nonqualified deferred compensation plan under which contributions are made that are prohibited from being made in the ESP. Under the tax code, employer-matching contributions are prohibited under the ESP on employee contributions above stated limits, and, if applicable, above legal limits set forth in the tax code. The contributions are treated as if invested in common stock and are payable in cash upon termination of employment in a lump sum or in up to 20 annual installments, at the election of the participant. The statutory limit restricts eligible compensation under the ESP; the limit for 2020 was $285,000. The amounts reported in this column also were reported in the All Other Compensation column in the Summary Compensation Table.

Column (b)

This column reports the actual amounts of compensation deferred under the DCP by each NEO in 2020. The amount of salary deferred by the NEOs, if any, is included in the Salary column in the Summary Compensation Table. The amounts of performance-based compensation deferred in 2020 were the amounts that were earned as of December 31, 2019 but were not payable until the first quarter of 2020. These amounts are not reflected in the Summary Compensation Table because that table reports performance-based compensation that was earned in 2020 but not payable until early 2021.

Column (c)

This column reflects employer contributions under the SBP and DCP.

Column (d)

This column reports earnings or losses on compensation the NEOs elected to defer and on employer contributions under the SBP and DCP.

Column (f)

This column includes amounts that were deferred under the DCP or the AGL NSP and contributions under the SBP or the AGL NSP in prior years. The following chart shows the amounts previously reported.

Name	Amounts Deferred prior to 2020 and previously reported ($)	Employer Contributions prior to 2020 and previously reported ($)	Total ($)
Tom Fanning	4,498,346	684,585	5,182,931
Andrew Evans	375,132	276,665	651,797
Paul Bowers	4,362,804	288,696	4,651,500
Mark Crosswhite	412,501	119,586	532,087
Stephen Kuczynski	0	57,047	57,047

Potential Payments Upon Termination or Change in Control

This section describes and estimates payments that could be made to the NEOs serving as of December 31, 2020 under different termination and change-in-control events. The estimated payments would be made under the terms of Southern Company's compensation and benefit program or the change-in-control severance program.

All of the NEOs are participants in Southern Company's change-in-control severance program for officers. The amount of potential payments is calculated as if the triggering events occurred as of December 31, 2020 and assumes that the price of common stock is the closing market price on December 31, 2020.

Description of Termination and Change-in-Control Events

The following charts list different types of termination and change-in-control events that can affect the treatment of payments under the compensation and benefit programs. No payments are made under the change-in-control severance program unless, within two years of the change in control, the NEO is involuntarily terminated or voluntarily terminates for good reason.

Traditional Termination Events

▶ Retirement or Retirement-Eligible — Termination of NEO who is at least 50 years old and has at least 10 years of credited service (for NEOs under the Final Average Pay Formula) or age 55 with at least 5 years of vesting service (for Mr. Evans, who is under the Career Average Pay Formula).

▶ Resignation — Voluntary termination of NEO who is not retirement-eligible.

▶ Lay Off — Involuntary termination of NEO who is not retirement-eligible not for cause.

▶ Involuntary Termination — Involuntary termination of NEO for cause. Cause includes individual performance below minimum performance standards and misconduct, such as violation of the Company's Drug and Alcohol Policy.

▶ Death or Disability — Termination of NEO due to death or disability.

Change-in-Control-Related Events

At the Company or the subsidiary company level:

▶ Company Change in Control I — Consummation of an acquisition by another entity of 20% or more of common stock or, following consummation of a merger with another entity, the Company's stockholders own 65% or less of the entity surviving the merger.

▶ Company Change in Control II — Consummation of an acquisition by another entity of 35% or more of common stock or, following consummation of a merger with another entity, the Company's stockholders own less than 50% of the Company surviving the merger.

▶ Company Does not Survive Merger — Consummation of a merger or other event and the Company is not the surviving company or the common stock is no longer publicly traded.

▶ Subsidiary Company Change in Control — Consummation of an acquisition by another entity, other than another subsidiary of the Company, of 50% or more of the stock of any of the Company's subsidiaries, consummation of a merger with another entity and the Company's subsidiary is not the surviving company, or the sale of substantially all the assets of any of the Company's subsidiaries.

At the employee level:

▶ Involuntary Change-in-Control Termination or Voluntary Change-in-Control Termination for Good Reason—Employment is terminated within two years of a change in control, other than for cause, or the employee voluntarily terminates for good reason. Good reason for voluntary termination within two years of a change in control generally is satisfied when there is a material reduction in salary, performance-based compensation opportunity or benefits, relocation of over 50 miles or a diminution in duties and responsibilities.

The following chart describes the treatment of different pay and benefit elements in connection with the Traditional Termination Events as described above.

Program	Retirement/ Retirement-Eligible	Lay Off (Involuntary Termination Not For Cause)	Resignation	Death or Disability	Involuntary Termination (For Cause)
Pension Benefits Plans	Benefits payable as described in the notes following the Pension Benefits table	Benefits payable as described in the notes following the Pension Benefits table	Benefits payable as described in the notes following the Pension Benefits table	Benefits payable as described in the notes following the Pension Benefits table	Benefits payable as described in the notes following the Pension Benefits table
Short-Term Incentive Award	Prorated if before 12/31	Prorated if before 12/31	Forfeit	Prorated if before 12/31	Forfeit
Stock Options	Vest; expire earlier of original expiration date or five years	Vested options expire in 90 days; unvested are forfeited	Vested options expire in 90 days; unvested are forfeited	Vest; expire earlier of original expiration date or three years	Forfeit
Performance Share Units	No proration and paid on regular schedule, depending on amount actually earned	Forfeit	Forfeit	Prorated based on number of months employed during performance period; paid on regular schedule depending on amount actually earned.	Forfeit unpaid award, even if vested
PRSUs	No proration and paid on regular schedule (pending achievement of performance goal)	Forfeit unvested award	Forfeit unvested award	Vest; full payout of unvested amount; payable within 30 days	Forfeit unpaid award, even if vested
RSUs	Forfeit	Prorated vesting	Forfeit	Prorated vesting	Forfeit
Financial Planning Perquisite	Continues for one year	Terminates	Terminates	Continues for one year	Terminates
DCP	Payable per prior elections (lump sum or up to 10 annual installments)	Payable per prior elections (lump sum or up to 10 annual installments)	Payable per prior elections (lump sum or up to 10 annual installments)	Payable to beneficiary or participant per prior elections; amounts deferred prior to 2005 can be paid as a lump sum per the benefit administration committee's discretion	Payable per prior elections (lump sum or up to 10 annual installments)
SBP–non-pension related	Payable per prior elections (lump sum or up to 20 annual installments)	Payable per prior elections (lump sum or up to 20 annual installments)	Payable per prior elections (lump sum or up to 20 annual installments)	Payable to beneficiary or participant per prior elections; amounts deferred prior to 2005 can be paid as a lump sum per the benefit administration committee's discretion	Payable per prior elections (lump sum or up to 20 annual installments)

The following chart describes the treatment of payments under compensation and benefit programs under different change-in-control events, except the pension plans. The pension plans are not affected by change-in-control events.

Program	Company Change in Control I	Company Change in Control II	Company Does Not Survive Merger or Subsidiary Company Change in Control	Involuntary Change-in-Control-Related Termination or Voluntary Change-in-Control-Related Termination for Good Reason
Nonqualified Pension Benefits	Benefits vest for all participants and single sum value of benefits earned to the change-in-control date paid following termination or retirement	Benefits vest for all participants and single sum value of benefits earned to the change-in-control date paid following termination or retirement	Benefits vest for all participants and single sum value of benefits earned to the change-in-control date paid following termination or retirement	Based on type of change-in-control event
Short-Term Incentive Award	If program is terminated, prorated at greater of target or three-year historical average payout at the applicable business unit	If program is terminated, prorated at greater of target or three-year historical average payout at the applicable business unit	Prorated at greater of target or three-year historical average payout at the applicable business unit	If not otherwise eligible for payment, if the program is still in effect, prorated at target performance level
Stock Options	Not affected	Not affected	Vest and convert to surviving company's securities; if cannot convert, pay spread in cash	Vest
Performance Share Units	Not affected	Not affected	Vest at target and convert to surviving company's securities; if cannot convert, pay spread in cash	Vest at target
PRSUs	Not affected	Not affected	Vest and convert to surviving company's securities; if cannot convert, pay spread in cash	Vest
RSUs	Not affected	Not affected	Vest and convert to surviving company's securities; if cannot convert, pay spread in cash	Vest
DCP	Not affected	Not affected	Not affected	Not affected
SBP	Not affected	Not affected	Not affected	Not affected
Severance Benefits	Not applicable	Not applicable	Not applicable	Two or three times base salary plus target short-term incentive award
Healthcare Benefits	Not applicable	Not applicable	Not applicable	Up to five years participation in group healthcare plan plus payment of two or three years' premium amounts
Outplacement Services	Not applicable	Not applicable	Not applicable	Six months

Potential Payments

This section describes and estimates payments that would become payable to the NEOs upon a termination or change in control as of December 31, 2020.

Pension Benefits

The amounts that would have become payable to the NEOs if the Traditional Termination Events occurred as of December 31, 2020 under the Pension Plan, the SBP-P, the SERP and, for Mr. Crosswhite, the SRA are itemized in the following chart. The amounts shown under the Retirement and Resignation or Involuntary Termination columns are amounts that would have become payable to the NEOs that were retirement-eligible on December 31, 2020 and are the monthly Pension Plan benefits and the first of 10 annual installments from the SBP-P, the SERP and the SRA.

Mr. Evans was not retirement-eligible on December 31, 2020. For Mr. Evans, the amounts shown under the Resignation or Involuntary Termination column are the amounts that would have become payable under the Pension Plan as a monthly annuity and payable under the SBP-P as a single sum. The SERP value shown is the benefit earned under the AGL Excess Benefit Plan prior to January 1, 2018 and payable as a monthly annuity.

The amounts shown that are payable to a beneficiary in the event of the death of the NEO are the monthly amounts payable to a beneficiary under the Pension Plan and the first of 10 annual installments payable to a spouse beneficiary from the SBP-P, the SERP and the SRA. If an executive designates a non-spouse beneficiary, then the amount payable is 50% of the amount shown. The amounts shown for Mr. Evans are the amounts that would have become payable to his spouse on a monthly basis under the Pension Plan and the SBP-P.

The amounts in this chart are very different from the pension values shown in the Summary Compensation Table and the Pension Benefits table. Those tables show the present values of all the benefit amounts anticipated to be paid over the lifetimes of the NEOs and their beneficiaries. Those plans are described in the notes following the Pension Benefits table.

	Plan	Retirement ($)	Resignation or Involuntary Termination ($)	Death Benefits ($)
Thomas Fanning	Pension Plan	13,620	13,620	6,143
	SBP-P	3,036,715	3,036,715	3,036,715
	SERP	1,009,013	1,009,013	1,009,013
Andrew Evans	Pension Plan	—	1,877	862
	SBP-P*	—	786,360	25,511
	SERP**	—	4,127	1,896
Paul Bowers	Pension Plan	14,397	14,397	6,493
	SBP-P	1,407,745	1,407,745	1,407,745
	SERP	551,943	551,943	551,943
Mark Crosswhite	Pension Plan	4,308	4,308	1,943
	SBP-P	466,868	466,868	466,868
	SERP	149,575	149,575	149,575
	SRA	683,975	683,975	683,975
Stephen Kuczynski	Pension Plan	—	3,127	1,445
	SBP-P*	—	2,056,092	166,775
	SERP	—	0	54,313

* The SBP-P amount shown for Mr. Evans and Mr. Kuczynski are the lump sum benefits because they are not early retirement eligible. The values for the others are based on ten annual installments.

** The amounts shown for Mr. Evans under the SERP are the amounts he earned under the AGL Excess Benefit Plan prior to January 1, 2018.

As described in the change-in-control chart, the only change in the form of payment, acceleration or enhancement of the pension benefits is that the single sum value of benefits earned up to the change-in-control date under the SBP-P, the SERP and the SRA could be paid as a single payment rather than in 10 annual installments. Also, the SERP benefits vest for participants who are not retirement-eligible upon a change in control. The amounts shown below reflect the acceleration of benefits earned up to the change-in-control date from 10 annual installments to a single lump sum payment. **There are no additional benefits earned due to a change-in-control.**

	SBP-P ($)	SERP* ($)	SRA ($)	Total ($)
Tom Fanning	30,367,150	10,090,125	0	40,457,275
Andrew Evans[1]	786,360	4,127	0	790,487
Paul Bowers	14,077,450	5,519,429	0	19,596,879
Mark Crosswhite	4,668,684	1,495,748	6,839,747	13,004,179
Stephen Kuczynski	2,030,620	661,301	0	2,691,921

* The amount shown for Mr. Evans under the SERP is the monthly annuity amount he earned under the AGL Excess Benefit Plan prior to January 1, 2018.

The pension benefit amounts in the tables above were calculated as of December 31, 2020 assuming payments would begin as soon as possible under the terms of the plans. Accordingly, appropriate early retirement reductions were applied. Any unpaid annual performance-based compensation was assumed to be paid at 1.80 times the target level for Mr. Fanning and 1.50 times the target level for all other NEOs. Pension Plan benefits were calculated assuming each NEO chose a single life annuity form of payment, because that results in the greatest monthly benefit. The single sum values were based on a 2.16% discount rate for the Final Average Pay Formula and Section 417(e) of the tax code required interest rates for the Career Average Pay Formula for accruals for 2020 and beyond.

Annual Performance Pay Program

The amount payable in the event of a change in control is the greater of target or the three-year historical average payout at the applicable business unit. Because actual payouts for 2020 performance were above the target level for all of the NEOs, the amount that would have been payable was the three-year historical average payout at the applicable business unit. There is no enhancement or acceleration of payments upon a change in control under the Southern Company Gas PPP.

Stock Options, Performance Shares, PRSUs and RSUs (Equity Awards)

Equity Awards would be treated as described in the Termination and Change-in-Control charts above. If Southern Company consummates a merger and is not the surviving company, all Equity Awards vest and performance shares vest at target. However, there is no payment associated with Equity Awards in that situation unless the participants' Equity Awards cannot be converted into surviving company awards. In that event, the value of outstanding Equity Awards would be paid to the NEOs. In addition, if there is an Involuntary Change-in-Control Termination or Voluntary Change-in-Control Termination for Good Reason, Equity Awards vest and performance shares vest at target.

For stock options, the value is the excess of the exercise price and the closing price of common stock on December 31, 2020.

The value of performance shares and PRSUs is calculated using the closing price of common stock on December 31, 2020.

The chart below shows the number of stock options for which vesting would be accelerated and the amount that would be payable if there were no conversion to the surviving company's stock options. It also shows the number and value of performance shares and PRSUs that would be paid.

	Number of Equity Awards with Accelerated Vesting (#)				Total Number of Equity Awards Following Accelerated Vesting (#)		
	Stock Options	Performance Shares	PRSUs	RSUs	Stock Options	Performance Shares	PRSUs
Tom Fanning	0	295,169	104,339	0	0	295,169	104,339
Andrew Evans	0	60,576	26,697	0	0	60,576	26,697
Paul Bowers	0	74,206	32,732	0	762,266	74,206	32,732
Mark Crosswhite	0	60,443	26,694	0	0	60,443	26,694
Stephen Kuczynski	0	76,641	20,366	18,295	145,046	76,641	20,366

DCP and SBP

The aggregate balances reported in the Nonqualified Deferred Compensation table would be payable to the NEOs as described in the Traditional Termination and Change-in-Control-Related Events charts above. There is no enhancement or acceleration of payments under these plans associated with termination or change-in-control events, other than the lump-sum payment opportunity described in the above charts. The lump sums that would be payable are those that are reported in the Nonqualified Deferred Compensation table.

Healthcare Benefits

All of the NEOs except Mr. Evans and Mr. Kuczynski were retirement-eligible as of December 31, 2020. Healthcare benefits are provided to retirees, and there is no incremental payment associated with the termination or change-in-control events, except in the case of a change-in-control-related termination, as described in the Change-in-Control-Related Events chart. The estimated cost of providing healthcare insurance premiums for up to a maximum of three years is $48,522 for Mr. Evans and $47,027 for Mr. Kuczynski.

Financial Planning Perquisite

An additional year of the financial planning perquisite, which is set at a maximum of $20,000 per year for Mr. Fanning and $15,000 per year for all other NEOs, will be provided after retirement for retirement-eligible NEOs.

There are no other perquisites provided to the NEOs under any of the traditional termination or change-in-control-related events.

Severance Benefits

The NEOs are participants in a change-in-control severance plan. The plan provides severance benefits, including outplacement services, if within two years of a change in control they are involuntarily terminated not for cause or they voluntarily terminate for good reason. The severance benefits are not paid unless the NEO releases the employing company from any claims the NEO may have against the employing company.

▶ The severance payment is three times the base salary and target payout under the annual PPP for Mr. Fanning and two times the base salary and target payout under the annual PPP for the other NEOs.

▶ The estimated cost of providing the six months of outplacement services is $6,000 per NEO.

▶ If any portion of the severance amount constitutes an "excess parachute payment" under Section 280G of the tax code and is therefore subject to an excise tax, the severance amount will be reduced unless the after-tax "unreduced amount" exceeds the after-tax "reduced amount." Excise tax gross-ups will not be provided on change-in-control severance payments.

The table below estimates the severance payments that would be made to the NEOs if they were terminated as of December 31, 2020 in connection with a change in control.

	Severance Amount ($)
Tom Fanning	12,375,000
Andrew Evans	3,092,544
Paul Bowers	3,814,724
Mark Crosswhite	3,085,780
Stephen Kuczynski	2,853,694

Pay Ratio Disclosure

For 2020, we have calculated the CEO pay ratio to be 134 to 1. This ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records as of December 31, 2020 and the methodology described below.

▶ The change in pension value as shown in the Summary Compensation Table is not due to any changes or modifications to the existing program or plan formula.

▶ Traditional pension plans are extremely sensitive to interest rate changes, and changes to macroeconomic factors such as interest rates are outside of the Company's control.

After identifying the median employee, as described below, we calculated the median employee's annual total compensation.

▶ The annual total compensation of the median employee, calculated in accordance with the Summary Compensation Table requirements and including amounts paid under nondiscriminatory health and welfare benefit plans, was $122,763. The median employee's annual total compensation is comprised of approximately $89,600 in base salary, $14,500 in annual incentive payout, $4,500 in ESP matching contributions, $43,900 that represents the annual accounting change in pension value, $200 in perquisites and $14,000 in health and welfare equivalent benefits. The median employee is a Security Shift Lieutenant for one of our state-regulated electric utilities.

▶ The CEO's annual total compensation was $22,380,866. This amount includes the total compensation amount included in the Summary Compensation Table and approximately $14,000 in nondiscriminatory health and welfare benefits.

At December 31, 2020, the Southern Company system had over 27,000 employees across 34 states. We have an average tenure of approximately 15 years and an annual attrition rate of approximately 5.3%, which includes about 2.8% of in-service retirements. Compensation for the majority of our employees includes variable compensation under programs similar to the annual incentive plan described in the CD&A. Notwithstanding collective bargaining agreements that make certain employees ineligible for the annual incentive program, more than 94% of the total employees are eligible for some type of annual incentive program (including commissions and sales incentive plans). In addition, most employees are eligible to participate in the defined contribution and pension plans described earlier in the executive compensation tables.

We determined our median employee based on an analysis of all employees as of December 31, 2020. We used total cash compensation as reported in Form W-2 for 2020 as our consistently applied compensation measure. We then applied a statistical sampling approach to identify employees who we expected were paid within a +/- 0.1% range above and below our estimated median total cash compensation value. From this group, we selected an employee who was reasonably representative of our median employee based on average employee tenure and age. We did not exclude any employees across the Southern Company system in identifying the median employee nor did we annualize compensation for any of our employees.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their pay ratios.

ITEM

2

Advisory Vote to Approve Executive Compensation
(Say on Pay)

▶ As described in the CD&A beginning on page 46, we believe our compensation program provides the appropriate mix of fixed and at-risk compensation.

▶ The short- and long-term performance-based compensation program for our CEO ties pay to Company performance, rewards achievement of financial and operational goals, relative TSR and progress on meeting our GHG reduction goals, encourages individual performance that is in line with our long-term strategy, is aligned with stockholder interests and remains competitive with our industry peers.



The Board recommends a vote **FOR** this proposal

We design our compensation program to attract, engage, competitively compensate and retain our employees. We target the total direct compensation for our executives at market median and place a very significant portion of that target compensation at risk, subject to achieving both short-term and long-term performance goals.

The Compensation and Management Succession Committee believes that our compensation programs effectively align executive pay with performance by:

▶ Placing the vast majority (91%) of the CEO's total compensation at risk

▶ Striking the right balance between short- and long-term results

▶ Selecting appropriate performance metrics, including market-based measures such as relative TSR, long-term value creation metrics such as EPS and ROE, progress in meeting GHG reduction goals (for the CEO), annual operational goals and individual performance goals that drive our long-term business strategy

▶ Actively evaluating any EPS adjustments

▶ Exercising its discretion to reduce payouts to ensure alignment with stockholder interests and feedback

At our 2020 annual meeting, we received over 95% support of votes cast on our executive compensation program.

Throughout 2020 and into 2021, we continued our robust stockholder outreach program. We reached out to the holders of 50% of our stock and have had engagements with stockholders representing over 30% of our stock. Our independent Directors, including our Lead Independent Director, the Chair of our Compensation and Management Succession Committee and the Chair of our Nominating, Governance and Corporate Responsibility Committee, have participated in key engagements. Feedback from our stockholders is carefully considered by the Committee in making compensation decisions.

Stockholders are voting to approve, on an advisory basis, the following resolution:

"RESOLVED, that the stockholders approve the compensation of the named executive officers described in the Compensation Discussion and Analysis, the Summary Compensation Table and the other compensation tables and accompanying narrative in the proxy statement."

Although it is non-binding on the Board, the Compensation and Management Succession Committee will review and consider the vote results when making future decisions about the executive compensation program.

ITEM

3

Approve the 2021 Equity and Incentive Compensation Plan (2021 Omnibus Plan)

▶ The Southern Company 2021 Equity and Incentive Compensation Plan (2021 Omnibus Plan) will be used to grant incentive compensation to employees of the Southern Company system and non-employee directors of Southern and its subsidiaries.

▶ The Board approved the 2021 Omnibus Plan and its maximum share authorization of 27.5 million shares, subject to approval by stockholders at the annual meeting. If approved, the 2021 Omnibus Plan will succeed the 2011 Omnibus Plan.



The Board recommends a vote **FOR** this proposal

As recommended by our Board, we are asking stockholders to approve The Southern Company 2021 Equity and Incentive Compensation Plan (2021 Omnibus Plan), which will succeed the existing Southern Company Omnibus Incentive Compensation Plan (2011 Omnibus Plan or Predecessor Plan). The Predecessor Plan has shares remaining available for new awards as of the date of this proxy statement, but no new grants may be made under the Predecessor Plan on or after May 25, 2021, the tenth anniversary of the effective date of the Predecessor Plan (Predecessor Plan Termination Date). No grants will be made under the Predecessor Plan on or after the Predecessor Plan Termination Date, but outstanding awards granted under the Predecessor Plan will continue following such date in accordance with the award terms.

Stockholder approval of the 2021 Omnibus Plan would constitute approval of the following shares of common stock, par value $5 per share, of the Company (Common Stock) to be available for awards under the 2021 Omnibus Plan, subject to adjustment as described in this proposal:

▶ the number of shares that remain available under the Predecessor Plan as of immediately prior to the Predecessor Plan Termination Date, <u>plus</u>

▶ 27,500,000 new shares.

If the 2021 Omnibus Plan is approved by stockholders, it will be effective as of the day of the annual meeting. If the 2021 Omnibus Plan is not approved by our stockholders, no awards will be made under the 2021 Omnibus Plan.

The actual text of the 2021 Omnibus Plan is attached to this proxy statement as Appendix A. The following description of the 2021 Omnibus Plan is only a summary of its principal terms and provisions and is qualified by reference to the actual text as set forth in Appendix A.

Why We Believe You Should Vote for this Proposal

The 2021 Omnibus Plan authorizes the Compensation Committee to provide cash awards and equity-based compensation in the forms described below for the purpose of providing our and our subsidiaries' non-employee directors, officers and other employees, and certain consultants and other service providers, incentives and rewards for service and/or performance. Some of the key features of the 2021 Omnibus Plan that reflect our commitment to effective management of equity and incentive compensation are set forth below.

We believe our future success depends in part on our ability to attract, motivate, and retain high quality employees and directors and that the ability to provide equity-based and incentive-based awards under the 2021 Omnibus Plan is critical to achieving this success. We would be at a severe competitive disadvantage if we could not use stock-based awards to recruit and compensate our employees and directors. The use of shares of Common Stock as part of our compensation program is also important because equity-based awards are an essential component of our compensation for key employees, as they help link compensation with long-term stockholder value creation and reward participants based on service and/or performance.

If the 2021 Omnibus Plan is not approved, we may be compelled to increase significantly the cash component of our employee and director compensation, which approach may not necessarily align employee and director compensation interests with the investment interests of our stockholders. Replacing equity awards with cash would increase cash compensation expense. We believe cash resources are better used elsewhere.

Awards Outstanding and Historical Grants

Overhang and Dilution. The following table provides information regarding our view of the overhang associated with the Predecessor Plan as of March 3, 2021.

	As of March 3, 2021	% of Shares of Common Stock Outstanding as of March 3, 2021
Shares of Common Stock subject to outstanding stock options	4,026,591	0.38%
Weighted average exercise price of outstanding stock options	$43.24	—
Weighted average remaining term of outstanding stock options	3 years	—
Shares of Common Stock subject to outstanding full-value awards*	4,517,617	0.43%
Total number of shares of Common Stock subject to outstanding awards	8,544,208	0.81%
Total number of shares of Common Stock outstanding	1,059,598,967	—

* Full value awards consist of performance shares, time-based restricted stock units (RSU) and performance-based RSUs. Performance-based full value awards are reported here assuming maximum performance.

The following table provides certain additional information regarding the estimated number of shares that will be available under the 2021 Omnibus Plan based on the number of shares available under the Predecessor Plan as of March 3, 2021, assuming approval of the 2021 Omnibus Plan by stockholders.

	As of March 3, 2021
Number of shares available under the Predecessor Plan*	4,028,294
Proposed additional shares available under the 2021 Omnibus Plan	27,500,000
Total estimated number of shares initially available under the 2021 Omnibus Plan	31,528,294
Per Common Share closing price on New York Stock Exchange	$57.59

* No further grants will be made under the Predecessor Plan on or after the Predecessor Plan Termination Date, so we view the remaining shares under the Predecessor Plan as "rolling into" the 2021 Omnibus Plan based on the design of the new 2021 Omnibus Plan.

The total shares of Common Stock subject to outstanding awards as of March 3, 2021 (8,544,208 shares), plus the proposed shares of Common Stock available for future awards under the 2021 Omnibus Plan (the 4,028,294 shares of Common Stock that remain available under the Predecessor Plan, plus the 27,500,000 additional shares), represent an approximate total overhang of 40,072,502 shares (approximately 3.8%) under the 2021 Omnibus Plan. Based on the closing price described above, the aggregate market value as of March 3, 2021 of the new 27,500,000 shares of Common Stock requested under the 2021 Omnibus Plan was $1,583,725,000.

Burn Rate. The following table provides detailed information regarding our equity compensation activity for the prior three fiscal years. Our three-year average burn rate during that period was 0.16%.

	2018 Fiscal Year	2019 Fiscal Year	2020 Fiscal Year
Number of shares subject to awards granted during fiscal year*	1,919,638	1,678,586	1,298,728
Basic weighted average shares of Common Stock outstanding	1,020,247,133	1,046,023,244	1,057,673,915
Burn rate	0.19%	0.16%	0.12%

* Does not take forfeitures into account.

The Company currently maintains the Outside Directors Stock Plan for The Southern Company and its Subsidiaries (Director Stock Plan). As of March 3, 2021, 325,079 shares of Common Stock are available for future awards under the Director Stock Plan. However, the Company anticipates that, if stockholders approve the 2021 Omnibus Plan, future director awards will be made under the 2021 Omnibus Plan during its effectiveness, and no further awards will be made under the Director Stock Plan. To be clear, although the Director Stock Plan will continue in effect according to its terms, the shares available under the Director Stock Plan will not be "rolled into" the 2021 Omnibus Plan or otherwise made available for grant under the 2021 Omnibus Plan.

In determining the number of shares to request for approval under the 2021 Omnibus Plan, our management team worked with the Compensation Committee to evaluate a number of factors, including our recent share usage and criteria expected to be utilized by institutional proxy advisory firms in evaluating our proposal for the 2021 Omnibus Plan.

If the 2021 Omnibus Plan is approved, we intend to use the shares authorized under the 2021 Omnibus Plan to continue our practice of incentivizing key individuals through equity grants. We currently anticipate that the shares requested in connection with the approval of the 2021 Omnibus Plan will last for approximately 8 to 10 years, based on our historic grant rates, projected grant payouts, and the approximate current share price, but could last for a different period of time if actual practice does not match recent rates or our share price changes materially. As noted below, our Compensation Committee retains full discretion under the 2021 Omnibus Plan to determine the number and amount of awards to be granted under the 2021 Omnibus Plan, subject to the terms of the 2021 Omnibus Plan, and future benefits that may be received by participants under the 2021 Omnibus Plan are not determinable at this time.

We believe that we have demonstrated a commitment to sound equity compensation practices in recent years. We recognize that equity compensation awards dilute stockholders' equity, so we have carefully managed our equity incentive compensation. Our equity compensation practices are intended to be competitive and consistent with market practices, and we believe our historical share usage has been responsible and mindful of stockholder interests, as described above.

In evaluating this proposal, stockholders should consider all of the information in this proposal.

2021 Omnibus Plan Highlights

Below are certain highlights of the 2021 Omnibus Plan. These features of the 2021 Omnibus Plan are designed to reinforce alignment between equity compensation arrangements awarded pursuant to the 2021 Omnibus Plan and stockholders' interests, consistent with sound corporate governance practices.

▶ **Reasonable 2021 Omnibus Plan Limits.** Subject to adjustment as described in the 2021 Omnibus Plan and the 2021 Omnibus Plan share counting rules, awards under the 2021 Omnibus Plan are limited to 27,500,000 shares of Common Stock plus the total number of shares of Common Stock remaining available for awards under the Predecessor Plan as of immediately prior to the Predecessor Plan Termination Date, plus the number of shares of Common Stock that are added (or added back, as applicable) to the aggregate number of shares available under the 2021 Omnibus Plan pursuant to the share counting rules of the 2021 Omnibus Plan (as described below). This design means that we are essentially "rolling into" the new 2021 Omnibus Plan the shares that we have remaining under the Predecessor Plan. These shares may be shares of original issuance or treasury shares, or a combination of the two.

▶ **Non-Employee Director Compensation Limit.** The 2021 Omnibus Plan provides that no non-employee director of the Company or any of its subsidiaries in any one calendar year will be granted compensation (excluding dividends or dividend equivalents) for such service having an aggregate maximum value (measured at the date of grant, as applicable, and calculating the value of any awards based on the grant date fair value for financial reporting purposes) in excess of $750,000.

▶ **Incentive Stock Option Limit.** Subject as applicable to adjustment as described in the 2021 Omnibus Plan, the aggregate number of shares of Common Stock actually issued or transferred upon the exercise of Incentive Stock Options (as defined below) under the 2021 Omnibus Plan will not exceed 27,500,000 shares of Common Stock.

▶ **Share Counting and Recycling Provisions.** Generally, the aggregate number of shares of Common Stock available under the 2021 Omnibus Plan will be reduced by one share for every one share subject to an award granted under the 2021 Omnibus Plan. Subject to certain exceptions described in the 2021 Omnibus Plan, if any award granted under the 2021 Omnibus Plan (in whole or in part) is canceled or forfeited, expires, is settled for cash, or is unearned, the shares of Common Stock subject to such award will, to the extent of such cancellation, forfeiture, expiration, cash settlement, or unearned amount, again be available under the 2021 Omnibus Plan. Additionally, if after May 24, 2021, any shares of Common Stock subject to an award granted under the Predecessor Plan are forfeited, or an award granted under the Predecessor Plan (in whole or in part) is cancelled or forfeited, expires, is settled in cash, or is unearned, the shares of Common Stock subject to such award will, to the extent of such cancellation, forfeiture, expiration, cash settlement, or unearned amount, be available for awards under the 2021 Omnibus Plan.

Further, the following will not be added (or added back, as applicable) to the aggregate number of shares available under the 2021 Omnibus Plan:

— shares of Common Stock withheld by us, tendered or otherwise used in payment of the exercise price of a stock option granted under the 2021 Omnibus Plan or the Predecessor Plan;

— shares of Common Stock withheld by us, tendered or otherwise used to satisfy tax withholding;

— shares of Common Stock subject to a share-settled stock appreciation right (SAR) that are not actually issued in connection with the settlement of such SAR on exercise; and

— shares of Common Stock reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of stock options.

If a participant elects to give up the right to receive compensation in exchange for shares of Common Stock based on fair market value, such shares of Common Stock will not count against the aggregate number of shares available under the 2021 Omnibus Plan.

▶ **No Repricing Without Stockholder Approval.** Outside of certain corporate transactions or adjustment events described in the 2021 Omnibus Plan or in connection with a "change in control," the exercise or base value of stock options and SARs cannot be reduced, nor can "underwater" stock options or SARs be cancelled in exchange for cash or replaced with other awards with a lower exercise or base value, without stockholder approval under the 2021 Omnibus Plan.

▶ **Change in Control Definition.** The 2021 Omnibus Plan includes a definition of "change in control", described below.

▶ **Exercise or Base Value Limitation.** Except with respect to certain converted, assumed or substituted awards as described in the 2021 Omnibus Plan, no stock options or SARs will be granted under the 2021 Omnibus Plan with an exercise or base value less than the fair market value of a share of Common Stock on the date of grant.

▶ **Dividends and Dividend Equivalents.** Dividends and dividend equivalents on 2021 Omnibus Plan awards will generally be deferred until, and paid contingent upon, the vesting or earning of such awards. The 2021 Omnibus Plan does not allow for dividends or dividend equivalents on stock options or SARs.

▶ **Clawback Provisions.** The 2021 Omnibus Plan includes clawback provisions, described below.

Summary of Other Material Terms of the 2021 Omnibus Plan

Administration The 2021 Omnibus Plan will generally be administered by the Compensation Committee (or its successor), which may delegate its authority to a subcommittee. However, the Board may grant awards under the 2021 Omnibus Plan to non-employee directors of the Company and its subsidiaries and administer the 2021 Omnibus Plan with respect to such awards. References to the "Committee" in this proposal refer to Board or the committee administering the 2021 Omnibus Plan, as applicable. Subject to applicable law, the Committee may delegate certain administrative duties to officers, agents or advisors.

Delegation of Grant Authority Subject to certain restrictions under the 2021 Omnibus Plan, the Committee may authorize officers of the Company to (1) designate employees to be recipients of awards under the 2021 Omnibus Plan, and (2) determine the size of such awards. However, the Committee may not delegate such responsibilities to officers for awards granted to non-employee directors of the Company or certain employees who are subject to the reporting requirements of Section 16 of the Exchange Act of 1934.

Eligibility Any person who is selected by the Committee to receive benefits under the 2021 Omnibus Plan and who is at that time an officer or other employee of the Company or any of its subsidiaries (including a person who has agreed to commence serving in such capacity within 90 days of the date of grant) is eligible to participate in the 2021 Omnibus Plan. In addition, certain persons (including consultants) who provide services to the Company or any of its subsidiaries and otherwise satisfy the Form S-8 definition of "employee," and non-employee directors of the Company and its subsidiaries, may also be selected by the Committee to participate in the 2021 Omnibus Plan.

As of March 3, 2021, the Company and its subsidiaries had approximately 28,000 employees, the Company had 14 non-employee directors, and the Company's subsidiaries had a total of 32 non-employee directors. Although consultants of the Company and its subsidiaries are also eligible to participate in the 2021 Omnibus Plan, we have not granted equity awards to consultants in recent years and, due to the temporary status of such service providers, do not have a current estimate of how many such consultants may be eligible in the future to participate in the 2021 Omnibus Plan. We do not currently expect to make material grants of awards under the 2021 Omnibus Plan to consultants. The basis for participation in the 2021 Omnibus Plan by eligible persons is the selection of such persons by the Committee (or its authorized delegate) in its discretion.

Evidence of Awards Generally, each grant of an award under the 2021 Omnibus Plan will be evidenced by an award agreement, certificate, resolution or other type or form of writing or other evidence approved by the Committee (Evidence of Award), which will contain such terms and provisions as the Committee may determine, consistent with the 2021 Omnibus Plan.

Treatment of Awards on Termination or Change in Control Awards under the 2021 Omnibus Plan may be subject to service-based vesting requirements, and the Committee may specify management objectives regarding the vesting of such awards. However, such awards may provide for continued vesting or the earlier vesting, including in the event of the retirement, death, disability or termination of employment or service of a participant or in the event of a change in control.

Types of Awards Under the 2021 Omnibus Plan Pursuant to the 2021 Omnibus Plan, the Company may grant cash awards and stock options (including stock options intended to be "incentive stock options" as defined in Section 422 of the Code (Incentive Stock Options)), SARs, restricted stock, RSUs, performance shares, performance units, cash-based awards, and certain other awards based on or related to our shares of Common Stock. A brief description of the types of awards which may be granted under the 2021 Omnibus Plan is set forth below.

▶ **Stock Options.** A stock option is a right to purchase shares of Common Stock upon exercise. Stock options granted to an employee under the 2021 Omnibus Plan may be Incentive Stock Options, non-qualified stock options, or a combination of both. Each grant will specify whether the exercise price will be payable: (1) in cash, by check acceptable to the Company, or by wire transfer of immediately available funds; (2) by the actual or constructive transfer to the Company of shares of Common Stock owned by the participant with a value at the time of exercise that is equal to the total exercise price; (3) subject to any conditions or limitations established by the Committee, by a net exercise arrangement where the Company will withhold shares of Common Stock otherwise issuable upon exercise of a stock option; (4) by a combination of the foregoing methods; or (5) by such other methods as may be approved by the Committee. To the extent permitted by law, any grant may provide for deferred payment of the exercise price from the proceeds of a sale through a bank or broker of some or all of the shares to which the exercise relates.

▶ **SARs.** A SAR is a right to receive from us an amount equal to 100%, or such lesser percentage as the Committee may determine, of the spread between the base value and the value of our shares of Common Stock on the date of exercise. A SAR may be paid in cash, shares of Common Stock or any combination of the two.

▶ **Stock Option and SAR Expiration.** The term of a stock option or SAR may not exceed 10 years from the date of grant, and the Committee may provide in an Evidence of Award for the automatic exercise of a stock option or SAR.

▶ **Restricted Stock.** Restricted stock represents an immediate transfer of the ownership of shares of Common Stock to the participant in consideration of the performance of services, entitling such participant to dividends (subject to the same restrictions as the underlying award, meaning that the payment of dividends will be contingent upon vesting of the restricted stock), voting and other ownership rights, subject to the substantial risk of forfeiture and restrictions on transfer determined by the Committee. Each grant or sale of restricted stock may be made without additional consideration or in consideration of a payment by the participant that is less than the fair market value per share of Common Stock on the date of grant.

▶ **RSUs.** RSUs awarded under the 2021 Omnibus Plan represent an agreement by the Company to deliver shares of Common Stock, cash, or a combination of the two, to the participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions during the restriction period as the Committee may specify. Each grant or sale of RSUs may be made without additional consideration or in consideration of a payment by the participant that is less than the fair market value of our shares of Common Stock on the date of grant. During the restriction period applicable to RSUs, the participant will have no right to transfer any rights under the award and will have no voting rights or other rights of ownership in the shares of Common Stock deliverable upon payment of the RSUs. Rights to dividend equivalents may be made part of any RSU award at the discretion of and on the terms determined by the Committee, on a deferred and contingent basis, either in cash or in additional shares of Common Stock, with payment contingent upon vesting of such RSUs.

▶ **Performance Shares, Performance Units and Cash-Based Awards.** A performance share is a bookkeeping entry that records the equivalent of one share of Common Stock, and a performance unit is a bookkeeping entry that records a unit equivalent to $1.00 or such other value as determined by the Committee. Each grant of a cash incentive award, performance shares or performance units will specify the number or amount of performance shares or performance units, or the amount payable with respect to a cash-based award being awarded, which number or amount may be subject to adjustment to reflect changes in compensation or other factors. Each grant will specify management objectives regarding the earning of the award.

Any grant of performance shares or performance units may provide for the payment of dividend equivalents in cash or in additional shares of Common Stock, subject to deferral and payment on a contingent basis based on the participant's earning and vesting of the related performance shares or performance units.

▶ **Other Awards.** Subject to applicable law and applicable share limits under the 2021 Omnibus Plan, the Committee may grant to any participant shares of Common Stock or such other awards (Other Awards) that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of Common Stock or factors that may influence the value of such shares of Common Stock, as further described in the 2021 Omnibus Plan. The terms and conditions of any such awards will be determined by the Committee.

In addition, the Committee may grant cash awards, as an element of or supplement to any other awards granted under the 2021 Omnibus Plan. The Committee may also authorize the grant of shares of Common Stock as a bonus, or may authorize the grant of Other Awards in lieu of obligations of the Company or a subsidiary to pay cash or deliver other property under the 2021 Omnibus Plan or under other plans or compensatory arrangements, subject to terms determined by the Committee in a manner that complies with Section 409A of the Code.

The Committee may provide for the payment of dividends or dividend equivalents on Other Awards in cash or in additional shares of Common Stock, based upon the earning and vesting of such awards.

Change in Control The 2021 Omnibus Plan includes a definition of "change in control." In general, except as may be otherwise prescribed by the Committee in an Evidence of Award, a change in control means a "Southern Change in Control," a "Southern Termination," or a combination of the two (as each term is defined in the Company's Change in Control Benefits Protection Plan (Benefits Protection Plan)).

The Benefits Protection Plan defines a "Southern Change in Control" as follows (subject to certain exceptions and limitations and as further described in the Benefits Protection Plan):

▶ the consummation of an acquisition by any person of beneficial ownership of 20% or more of the Company's voting securities;

▶ a change in the composition of the Board whereby individuals who constitute the incumbent Board (as described in the Benefits Protection Plan) cease for any reason to constitute at least a majority of the Board, unless their replacements are approved as described in the Benefits Protection Plan; or

▶ the consummation of a reorganization, merger or consolidation of the Company with another corporation or an entity treated as a corporation for United States federal income tax purposes, unless, in general, (a) the beneficial owners of the Company's voting securities immediately prior to the transaction beneficially own 65% or more of the combined voting power of the voting securities of the surviving company, (b) no person (subject to certain exceptions) holds beneficial ownership of 20% or more of the combined voting power of the then outstanding voting securities of the surviving company except to the extent that such ownership existed prior to the transaction, and (c) at least a majority of the board of directors of the surviving company were members of the incumbent Board, all as further described in the Benefits Protection Plan.

The Benefits Protection Plan defines a "Southern Termination" as follows (subject to certain exceptions and limitations and as further described in the Benefits Protection Plan):

▶ the Consummation of a reorganization, merger or consolidation of the Company under circumstances where either (1) the Company is not the surviving company or (2) the Company's voting securities are no longer publicly traded, *as long as either such occurrence would also constitute a Southern Change in Control;*

▶ the consummation of a sale or other disposition of all or substantially all of the Company's assets; or

▶ The Consummation of an acquisition by any person of beneficial ownership of all of the Company's voting securities such that the Company's voting securities are no longer publicly traded *as long as such occurrence would also constitute a Southern Change in Control.*

Management Objectives The 2021 Omnibus Plan generally provides that any of the awards set forth above may be granted subject to the achievement of specified management objectives. Management objectives are defined as the measurable performance objective(s) established pursuant to the 2021 Omnibus Plan for applicable awards.

The following is a non-exhaustive list of the metrics that may be used by the Committee to establish management objectives (including relative or growth achievement regarding such metrics): (1) earnings per share; (2) net income or net operating income (before or after taxes and before or after extraordinary items); (3) return measures (including, but not limited to, return on assets, equity or sales); (4) cash flow return on investments which equals net cash flows divided by owners' equity; (5) earnings before or after taxes; (6) gross revenues; (7) gross margins; (8) share price (including, but not limited to, growth measures and total shareholder return); (9) "economic value added," which equals net income or net operating income minus a charge for use of capital; (10) operating margins; (11) market share; (12) gross revenues or revenues growth; (13) capacity utilization; (14) increase in customer base including associated costs; (15) environmental, health and safety; (16) reliability; (17) price; (18) bad debt expense; (19) customer satisfaction; (20) operations and maintenance expense; (21) accounts receivable; (22) diversity/inclusion/culture; and (23) quality.

If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances render the management objectives unsuitable, the Committee may modify management objectives or the goals or actual levels of achievement as the Committee deems appropriate and equitable.

Transferability of Awards Except as otherwise provided by the Committee, and subject to the terms of the 2021 Omnibus Plan with respect to Section 409A of the Code, no awards or related dividend equivalents under the 2021 Omnibus Plan will be transferrable by a participant except by will or the laws of descent and distribution. In no event will any such award granted under the 2021 Omnibus Plan be transferred for value.

Adjustments; Corporate Transactions The Committee will make or provide for such adjustments in: (1) if applicable, the number of and kind of shares of Common Stock covered by outstanding awards under the 2021 Omnibus Plan; (2) the exercise price or base value provided in outstanding stock options and SARs, respectively; (3) cash-based awards; and (4) other award terms, as the Committee in its sole discretion, exercised in good faith, determines is equitably required in order to prevent dilution or enlargement of the rights of participants that otherwise would result from (a) any extraordinary cash dividend, stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company; (b) any merger, consolidation, spin-off, spin-out, split-off, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities; or (c) any other corporate transaction or event having an effect similar to any of the foregoing.

In the event of any such transaction or event, or in the event of a change in control of the Company, the Committee may provide in substitution for any or all outstanding awards under the 2021 Omnibus Plan such alternative consideration (including cash), if any, as it may in good faith determine to be equitable under the circumstances and will require the surrender of all awards so replaced in a manner that complies with Section 409A of the Code. In addition, for each stock option or SAR with an exercise price or base value, respectively, greater than the consideration offered in connection with any such transaction or event or change in control of the Company, the Committee may cancel such stock option or SAR without any payment to the person holding such stock option or SAR. The Committee will make or provide for such adjustments to the number of shares of Common Stock available under the 2021 Omnibus Plan and the share limits of the 2021 Omnibus Plan as the Committee, in its sole discretion, exercised in good faith, determines is appropriate to reflect such transaction or event, subject to certain tax-based limitations.

Detrimental Activity and Recapture If any 2021 Omnibus Plan participant or beneficiary receives an overpayment of shares of Common Stock or cash payable under the terms of any award under the 2021 Omnibus Plan, the Committee or its delegate may (in its discretion) to take whatever action it deems appropriate to recover the overpayment, including requiring repayment of such amount or reducing future payments under the 2021 Omnibus Plan. In addition, if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, and if the 2021 Omnibus Plan participant knowingly or grossly negligently engaged in the misconduct, or knowingly or grossly negligently failed to prevent the misconduct, the Committee or its delegate will have the right, in its sole discretion, to require the participant to reimburse the Company the amount of any payment in settlement of an award under the Plan earned or accrued during the 12-month period following the first public issuance or filing with the United States Securities and Exchange Commission (whichever just occurred) of the financial document embodying such financial reporting requirement. A 2021 Omnibus Plan participant will reimburse the Company the amount of any payment in settlement of an award under the 2021 Omnibus Plan to the extent required by federal law and on such basis as the Committee determines.

In addition, any Evidence of Award may reference a clawback policy of the Company (including the Company's new Clawback Policy as described in the CD&A on page 70) or provide for the cancellation or forfeiture of an award or forfeiture and repayment to us of any gain related to an award, or other provisions intended to have a similar effect, upon such terms and conditions as may be determined by the Committee from time to time, if any participant, either during employment or other service with us or a subsidiary or within a specified period after such employment or service, engages in any detrimental activity, as described in the applicable Evidence of Award or such clawback policy. In addition, any Evidence of Award or such clawback policy may provide for cancellation or forfeiture of an award or the forfeiture and repayment of any shares of Common Stock issued under and/or any other benefit related to an award, or other provisions intended to have a similar effect, including upon such terms and conditions as may be required by the Committee or under Section 10D of the Exchange Act and any applicable rules and regulations promulgated by the Securities and Exchange Commission or any national securities exchange or national securities association on which the shares of Common Stock may be traded.

Withholding To the extent the Company is required to withhold taxes or other amounts in connection with any payment made or benefit realized by a participant or other person under the 2021 Omnibus Plan, and the amounts available to us for such withholding are insufficient, it will be a condition to the receipt of such payment or the realization of such benefit that the participant or such other person make arrangements satisfactory to the Company for payment of the balance of such taxes or other amounts required to be withheld. Such arrangements, in the discretion of the Committee, may include relinquishment of a portion of the benefit. If a participant's benefit is to be received in the form of shares of Common Stock, and the participant fails to make arrangements for the payment of taxes or other amounts, then, unless otherwise determined by the Committee, we will withhold shares of Common Stock having a value equal to the amount required to be withheld.

When a participant is required to pay the Company an amount required to be withheld under applicable income, employment, tax or other laws, the participant may elect, unless otherwise determined by the Committee, to satisfy the obligation, in whole or in part, by having withheld, from the shares delivered or required to be delivered to the participant, shares of Common Stock having a value equal to the amount required to be withheld or by delivering to us other shares of Common Stock held by such participant. The shares of Common Stock used for tax or other withholding will be valued at an amount equal to the fair market value of such shares of Common Stock on the date the benefit is to be included in the participant's income. The fair market value of the shares of Common Stock to be withheld and delivered pursuant to the 2021 Omnibus Plan may not exceed the minimum amount required to be withheld, unless (1) an additional amount can be withheld and not result in adverse accounting consequences, and (2) such additional withholding amount is authorized by the Committee.

Amendment and Termination of the 2021 Omnibus Plan The Board generally may amend the 2021 Omnibus Plan from time to time in whole or in part, subject to shareholder approval in certain circumstances as required under the 2021 Omnibus Plan, applicable law, or stock exchange rules.

Further, subject to the 2021 Omnibus Plan's prohibition on repricing, the Committee generally may amend the terms of any award prospectively or retroactively, subject in certain circumstances to participant consent. If permitted by Section 409A of the Code and subject to certain other limitations set forth in the 2021 Omnibus Plan, and including in the case of termination of employment or service, or in the case of unforeseeable emergency or other circumstances or in the event of a change in control, the Committee may provide for continued vesting or accelerate the vesting of certain awards granted under the 2021 Omnibus Plan or waive any other limitation or requirement under any such award.

The Board may, in its discretion, terminate the 2021 Omnibus Plan at any time. Termination of the 2021 Omnibus Plan will not affect the rights of participants or their successors under any awards outstanding and not exercised in full. No grant will be made under the 2021 Omnibus Plan on or after the tenth anniversary of the effective date of the 2021 Omnibus Plan, but all grants made prior to such date will continue in effect thereafter subject to their terms and the terms of the 2021 Omnibus Plan.

Allowances for Conversion Awards and Assumed Plans Shares of Common Stock issued or transferred under awards granted under the 2021 Omnibus Plan in substitution for or conversion of, or in connection with an assumption of share or share-based awards held by awardees of an entity engaging in a corporate acquisition or merger transaction with us or any of our subsidiaries will not count against (or be added to) the aggregate share limit or other 2021 Omnibus Plan limits described above. Additionally, shares available under certain plans that we or our subsidiaries may assume in connection with corporate transactions from another entity may be available for certain awards under the 2021 Omnibus Plan, under circumstances further described in the 2021 Omnibus Plan, but will not count against the aggregate share limit or other 2021 Omnibus Plan limits described above.

New Plan Benefits

It is not possible to determine the specific amounts and types of awards that may be awarded in the future under the 2021 Omnibus Plan because the grant and actual settlement of awards under the 2021 Omnibus Plan are subject to the discretion of the plan administrator.

U.S. Federal Income Tax Consequences

The following is a brief summary of certain of the Federal income tax consequences of certain transactions under the 2021 Omnibus Plan based on Federal income tax laws in effect. This summary, which is presented for the information of stockholders considering how to vote on this proposal and not for 2021 Omnibus Plan participants, is not intended to be complete and does not describe Federal taxes other than income taxes (such as Medicare and Social Security taxes), or state, local or foreign tax consequences.

Tax Consequences to Participants

▶ *RSUs, Performance Shares, Performance Units and Cash-Based Awards.* No income generally will be recognized upon the grant of RSUs, performance shares, performance units or cash-based awards. Upon payment in respect of such awards, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any unrestricted shares received (reduced by any amount paid by the recipient).

▶ *Restricted Stock.* The recipient of restricted stock generally will be subject to tax at ordinary income rates on the fair market value of the restricted stock (reduced by any amount paid by the recipient) at such time as the restricted stock is no longer subject to a substantial risk of forfeiture. However, a recipient who so elects under Section 83(b) of the Code within 30 days of the date of transfer of the shares will have taxable ordinary income on the date of transfer of the shares equal to the excess of the fair market value of such shares over any purchase price.

▶ *Nonqualified Stock Options and SARs.* In general:

— no income will be recognized by a grantee at the time a non-qualified stock option or SAR is granted; and

— at the time of exercise of a non-qualified stock option or SAR, ordinary income will be recognized by the grantee in an amount equal to, in the case of a non-qualified stock option, the difference between the option price paid for the shares and the fair market value of the unrestricted shares on the date of exercise and, in the case of a SAR, the amount of cash received and the fair market value of any unrestricted shares received.

▶ *Incentive Stock Options.* No income generally will be recognized by an optionee upon the grant or exercise of an "incentive stock option" as defined in Section 422 of the Code, but the exercise may give rise to alternative minimum tax. If shares are issued to the optionee pursuant to the exercise of an incentive stock option, and if no disqualifying disposition of such shares is made by such optionee within two years after the date of grant or within one year after the transfer of such shares to the optionee, then upon sale of such shares, any amount realized in excess of the option price will be taxed to the optionee as a long-term capital gain and any loss sustained will be a long-term capital loss.

If shares acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of either holding period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such shares at the time of exercise (or, if less, the amount realized on the disposition of such shares if a sale or exchange) over the exercise price paid for such shares. Any further gain (or loss) realized by the participant generally will be taxed as short-term or long-term capital gain (or loss) depending on the holding period.

Tax Consequences to the Company and its Subsidiaries

▶ To the extent that a participant recognizes ordinary income in the circumstances described above, the Company or the subsidiary for which the participant performs services will be entitled to a corresponding deduction provided that, among other things, it is not disallowed by the $1 million limitation on certain executive compensation under Section 162(m) of the Code.

Registration with the SEC

We intend to file a Registration Statement on Form S-8 relating to the issuance of shares of Common Stock under the 2021 Omnibus Plan with the SEC pursuant to the Securities Act of 1933, as amended, as soon as practicable after approval of the 2021 Omnibus Plan by our stockholders.

Equity Compensation Plan Information

The following table provides information as of December 31, 2020 concerning shares of common stock authorized for issuance under the 2011 Omnibus Plan that was approved by stockholders in May 2011. If Item 3 is approved by stockholders at the annual meeting, the 2021 Omnibus Plan will succeed the 2011 Omnibus Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	4,257,162	$42.52	6,760,211[1]
Equity compensation plans not approved by security holders	n/a	n/a	n/a

[1] Represents shares available for future issuance under the 2011 Omnibus Plan.

Audit Committee Matters

Audit Committee Report

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for establishing and maintaining adequate internal controls over financial reporting, including disclosure controls and procedures, and for preparing the Company's consolidated financial statements.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited consolidated financial statements of the Company and its subsidiaries and management's report on the Company's internal control over financial reporting in the 2020 annual report with management. The Audit Committee also reviews the Company's quarterly and annual reporting on Forms 10-Q and 10-K prior to filing with the SEC. The Audit Committee's review process includes discussions of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and estimates and the clarity of disclosures in the financial statements.

The independent registered public accounting firm is responsible for expressing opinions on the conformity of the consolidated financial statements with accounting principles generally accepted in the United States and the effectiveness of the Company's internal control over financial reporting with the criteria established in "Internal Control — Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Audit Committee has discussed with the independent registered public accounting firm the matters that are required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC. In addition, in accordance with the rules of the PCAOB, the Audit Committee has discussed with and has received the written disclosures and letter from the independent registered public accounting firm regarding its independence from management and the Company. The Audit Committee also has considered whether the independent registered public accounting firm's provision of non-audit services to the Company is compatible with maintaining the firm's independence.

The Audit Committee discussed their overall audit scopes and plans separately with the Company's internal auditors and independent registered public accounting firm. The Audit Committee meets with the internal auditors and the independent registered public accounting firm, with and without management present, to discuss the results of their audits, evaluations by management and the independent registered public accounting firm of the Company's internal control over financial reporting and the overall quality of the Company's financial reporting. The Audit Committee also meets privately with the Company's compliance officer. The Audit Committee held nine meetings during 2020.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board approved) that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2020 and filed with the SEC. The Audit Committee also reappointed Deloitte & Touche as the Company's independent registered public accounting firm for 2021. Stockholders are being asked to ratify that selection at the 2021 annual meeting.

Audit Committee

 **William G. Smith, Jr.** `CHAIR`

 **Juanita Powell Baranco**

 **Henry A. Clark III**

 **E. Jenner Wood III**

Policy on Audit and Non-Audit Services

The Audit Committee adopted a Policy on Engagement of the Independent Auditor for Audit and Non-Audit Services that includes preapproval requirements for the audit and non-audit services provided by Deloitte & Touche. All of the services provided by Deloitte & Touche in fiscal years 2020 and 2019 and related fees were approved in advance by the Audit Committee.

▶ Under the policy, Deloitte & Touche delivers an annual engagement letter which provides a description of services anticipated to be rendered to the Company by Deloitte & Touche for the Audit Committee to approve. The Audit Committee's approval of Deloitte & Touche's annual engagement letter constitutes pre-approval of all services covered in the letter.

▶ In addition, under the policy, the Audit Committee has pre-approved the engagement of Deloitte & Touche to provide services related to the issuance of comfort letters and consents required for securities sales by the Company and services related to consultation on routine accounting and tax matters.

▶ The Audit Committee has delegated pre-approval authority to the Chair of the Audit Committee with respect to permissible services up to a limit of $50,000 per engagement. The Chair of the Audit Committee is required to report any pre-approval decisions at the next scheduled Audit Committee meeting.

▶ Under the policy, prohibited non-audit services are services prohibited by the SEC to be performed by Deloitte & Touche. These services include bookkeeping or other services related to the preparation of accounting records or financial statements of the Company, financial information systems design and implementation, appraisal or valuation services, fairness opinions or contribution-in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources, broker-dealer, investment advisor or investment banking services, legal services and expert services unrelated to the audit, and any other service that the PCAOB determines, by regulation, is impermissible. In addition, officers of the Company may not engage Deloitte & Touche to perform any personal services, such as personal financial planning or personal income tax services.

Principal Independent Registered Public Accounting Firm Fees

The following represents the fees billed to us for the two most recent fiscal years by Deloitte & Touche.

(in thousands)	2020	2019
Audit Fees[1]	$14,948	$15,084
Audit-Related Fees[2]	3,253	2,073
Tax Fees	—	—
All Other Fees[3]	17	68
Total	$18,218	$17,225

[1] Includes services performed in connection with financing transactions

[2] Represents fees for non-statutory audit services in 2020 and 2019 and audit services associated with reviewing internal controls for a system implementation in 2020

[3] Represents registration fees for attendance at Deloitte & Touche-sponsored education seminars

4

Ratify the Independent Registered Public Accounting Firm for 2021

▶ The Audit Committee has appointed Deloitte & Touche as our independent registered public accounting firm for 2021. This appointment is being submitted to stockholders for ratification.



The Board recommends a vote **FOR** this proposal

The Audit Committee of the Board of Directors is directly responsible for the appointment, retention and oversight of the independent registered public accounting firm retained to audit our financial statements, including the compensation of such firm and the related audit fee negotiations.

Deloitte & Touche has served as our independent registered public accounting firm since 2002. To ensure continuing independence, the Audit Committee periodically considers whether there should be a change in the independent registered public accounting firm. The Audit Committee and its Chair also participate in the selection of Deloitte & Touche's lead engagement partner in connection with the mandatory rotation requirements of the SEC.

The Audit Committee has appointed Deloitte & Touche as our independent registered public accounting firm for 2021. This appointment is being submitted to stockholders for ratification, and the Audit Committee and the Board of Directors believe that the continued retention of Deloitte & Touche to serve as our independent registered public accounting firm is in the best interests of the Company and our stockholders.

Representatives of Deloitte & Touche will attend the 2021 annual meeting to respond to appropriate questions from stockholders and will have the opportunity to make a statement if they desire to do so.

5

Approve an Amendment to the Restated Certificate of Incorporation to Reduce the Supermajority Vote Requirement to a Majority Vote

▶ The Board has determined that it is in the best interest of the Company and its stockholders to reduce the current two-thirds supermajority vote requirement in Article Eleventh of the Certificate to a majority vote.

▶ The Board proposed a similar amendment to the Certificate in 2013, 2016, 2017 and 2019 and is putting the amendment up for vote again at the request of a stockholder.



The Board recommends a vote **FOR** this proposal

Current Provision in Certificate

Article Eleventh of our Certificate currently requires the affirmative vote of the holders of at least two-thirds of our issued and outstanding common stock in order to:

▶ Authorize or create any class of stock preferred as to dividends or assets over the common stock or reclassify the common stock or change the issued shares of common stock into the same or a greater or less number of shares of common stock either with or without par value or reduce the par value of the common stock (collectively, Stock Changes); and

▶ Amend, alter, change or repeal Article Twelfth (with respect to preemptive rights), Article Eleventh (with respect to Stock Changes and amendments to the Certificate) or any provision contained in the Certificate or in any amendment thereto which provides for the vote of the holders of at least two-thirds of the issued and outstanding common stock.

Proposed Amendment to Certificate

The proposed amendment to Article Eleventh of the Certificate is as follows:

▶ Replace the two-thirds supermajority vote requirement with a requirement that the affirmative vote of a majority of the issued and outstanding shares of common stock is required to approve any Stock Change; and

▶ Remove the two-thirds supermajority vote requirement necessary to amend, alter, change or repeal certain provisions of the Certificate, as more fully described above, so that all amendments, alterations, changes or repeals of the Certificate require the affirmative vote of a majority of the issued and outstanding shares of the capital stock of the Company, which is the default voting standard for such actions under Delaware law.

The text of the proposed amendment to Article Eleventh of the Certificate, marked to show changes from the current Article Eleventh, is shown below. If the proposal is approved, it will become effective upon filing of a Certificate of Amendment with the Secretary of State of the State of Delaware, which we would make promptly after the annual meeting.

Analysis of Provision

A supermajority vote requirement like the one contained in the Certificate is intended to facilitate corporate governance stability and provide protection against self-interested action by large stockholders by requiring broad stockholder consensus to make certain fundamental changes. While such protection can be beneficial to stockholders, as corporate governance standards have evolved, many stockholders and commentators now view this provision as limiting the Board's accountability to stockholders and the ability of stockholders to effectively participate in corporate governance.

After considering the arguments in favor of and against the existing supermajority vote requirement, the Board voted to propose and declare advisable, and to recommend to stockholders that they approve, an amendment to Article Eleventh of the Certificate to reduce the two-thirds supermajority vote requirement to a majority vote requirement to (1) effect any Stock Changes and (2) amend, alter, change or repeal certain provisions of the Certificate.

Previous Proposals to Amend the Certificate

We proposed a similar amendment to the Certificate to reduce the supermajority vote requirement to a majority vote in 2013, 2016, 2017 and 2019. The Board recommended that stockholders vote for each of the proposals. The re-submission of the amendment for stockholder vote at this annual meeting is the result of the Board's ongoing review of the Company's corporate governance principles, including consideration of a stockholder proposal on this topic.

In 2019, the most recent year this proposal came to vote, the proposal received 98% support of the votes that were cast, representing nearly 61% of the issued and outstanding shares. Despite the strong support, the proposal did not achieve the stockholder vote necessary to pass (affirmative vote of at least 66 2/3% of the issued and outstanding shares). The Board is putting the amendment up for vote again at the request of a stockholder.

The text of the proposed amendment to Article Eleventh of the Certificate, marked to show changes to the current Article Eleventh, is set forth as follows:

ELEVENTH: The corporation reserves the right to increase or decrease its authorized capital stock, or any class or series thereof, or to reclassify the same, and to amend, alter, change or repeal any provision contained in the Certificate of Incorporation or in any amendment thereto, in the manner now or hereafter prescribed by law, and all rights conferred upon stockholders in said Certificate of Incorporation or any amendment thereto are granted subject to this reservation; provided, however, that the corporation shall not, unless authorized by the affirmative vote in favor thereof of the holders of at least ~~two-thirds~~ <u>a majority</u> of the issued and outstanding common stock of the corporation given at any annual meeting of stockholders or at any special meeting called for that purpose, ~~(a)~~ authorize or create any class of stock preferred as to dividends or assets over the common stock or reclassify the common stock or change the issued shares of common stock into the same or a greater or less number of shares of common stock either with or without par value or reduce the par value of the common stock~~, or (b) amend, alter, change or repeal [Intentionally Omitted], Article Twelfth, this provision or any provision contained in the Certificate of Incorporation or in any amendment thereto which provides for the vote of the holders of at least two-thirds of the issued and outstanding common stock~~.

Stock Ownership Information

Stock Ownership of Directors and Executive Officers

The following table shows the number of shares of common stock beneficially owned as of March 1, 2021 by Directors, nominees for Director, NEOs and executive officers. Unless otherwise indicated, each person possesses sole voting and investment power with respect to the shares identified as beneficially owned. The shares owned by all Directors, nominees, NEOs and executive officers as a group constitute less than one percent of the total number of shares of common stock outstanding.

Directors, Nominees, and Executive Officers	Shares Owned Directly or Indirectly[1]	Deferred Common Stock Units[2]	Shares Individuals Have Rights to Acquire within 60 Days[3]	Total Shares Beneficially Owned[4]
Janaki Akella	—	6,385	—	6,385
Juanita Powell Baranco[5]	869	127,362	—	128,231
Jon A. Boscia	158,700[6]	48,858	—	207,558
W. Paul Bowers	229,669	—	762,266	991,935
Henry A. Clark III	2,000	45,267	—	47,267
Mark A. Crosswhite	161,219	—	—	161,219
Anthony F. Earley, Jr.	24,261	8,744	—	33,005
Andrew W. Evans	192,553	—	—	192,553
Thomas A. Fanning	822,573	—	—	822,573
David J. Grain	500	50,614	—	51,114
Colette D. Honorable	—	1,526	—	1,526
Donald M. James	—	155,282	—	155,282
John D. Johns	730	61,358	—	62,088
Dale E. Klein	—	36,678	—	36,678
Stephen E. Kuczynski	101,651	—	145,046	246,697
Ernest J. Moniz	3,500	9,443	—	12,943
William G. Smith, Jr.	9,986	113,095	—	123,081
Steven R. Specker	—	35,692	—	35,692
E. Jenner Wood III	6,526	46,583	—	53,176
Directors and Executive Officers as a Group (27 people)[7]	**2,236,492**	**746,888**	**1,566,302**	**4,549,683**

[1] Includes shares held solely by or jointly with family members as follows: Mr. Bowers – 181; Mr. Crosswhite – 100; Mr. Earley – 1,261 shares; Mr. Johns – 670; Mr. Smith – 1,242; and Directors and Executive Officers as a Group – 16,993.

[2] Represents the number of deferred common stock units held under the Director Deferred Compensation Plan that are payable in common stock or cash upon departure from the Board.

[3] The shares in this column represent stock options.

[4] Beneficial ownership means the sole or shared power to vote, or to direct the voting of, a security, or investment power with respect to a security, or any combination thereof.

[5] In addition to the shares reported for her, Ms. Baranco also owns 15,677 deferred share equivalents.

[6] Includes 99,700 shares held by a family foundation for which Mr. Boscia has voting or investment control.

[7] This item includes the NEOs and all executive officers serving as of March 1, 2021.

Stock Ownership of Greater than 5% Beneficial Owners

According to a Schedule 13G/A filed with the SEC on February 5, 2021 by BlackRock, Inc. and a Schedule 13G/A filed with the SEC on February 10, 2021 by The Vanguard Group, the following reported beneficial ownership of more than 5% of our outstanding shares of common stock as of December 31, 2020.

Name and Address	Shares Beneficially Owned[1]	Percentage of Class Owned
BlackRock, Inc., 55 East 52nd Street, New York, NY 10055	73,813,509	7.0%
The Vanguard Group, 100 Vanguard Blvd., Malvern, PA 19355	89,404,302	8.5%

[1] According to the filings, BlackRock Inc. held all of its shares as a parent holding company or control person in accordance with SEC Rule 13(d)-1(b)(1)(ii)(G) and The Vanguard Group held all of its shares as an investment advisor in accordance with SEC Rule 13(d)-1(b)(1) (ii)(E).

According to the filings:

— BlackRock, Inc. has sole voting power with respect to 66,863,104 of its shares and sole dispositive power with respect to all 73,813,509 of its shares.

— The Vanguard Group has shared voting power with respect to 2,424,294 of its shares, sole dispositive power with respect to 84,238,076 of its shares and shared dispositive power with respect to 5,166,226 of its shares.

FAQs about Voting and the Annual Meeting

The following table summarizes the Board's voting recommendations for each proposal, the vote required for each proposal to pass and the effect of abstentions and uninstructed shares on each proposal.

Item		Board Recommendation	Voting Standard	Abstentions	Uninstructed Shares
Item 1	Election of 13 Directors	✔ FOR	Majority of votes cast for each Director	No effect	No effect
Item 2	Advisory vote to approve executive compensation (Say on Pay)	✔ FOR	Majority of votes cast	No effect	No effect
Item 3	Approve the 2021 Equity and Incentive Compensation Plan (2021 Omnibus Plan)	✔ FOR	Majority of votes cast	No effect	No effect
Item 4	Ratify the appointment of Deloitte & Touche as the independent registered public accounting firm for 2021	✔ FOR	Majority of votes cast	No effect	Discretionary voting by broker permitted
Item 5	Approve an Amendment to the Restated Certificate of Incorporation to Reduce the Supermajority Vote Requirement to a Majority Vote	✔ FOR	At least two-thirds of issued and outstanding shares	Count as a vote against	Count as a vote against

Information about the Virtual Annual Meeting

Q   Why are you having a virtual annual meeting?

A   The safety of our stockholders, employees and other attendees is of our utmost concern. Due to the ongoing coronavirus pandemic, and taking into account federal, state and local guidance that has been issued, our 2021 annual meeting will be a virtual annual meeting. There will be no physical meeting location for stockholders to attend. The only way to attend the 2021 annual meeting will be via the internet. We expect to resume an in-person annual meeting in 2022.

We are committed to affording stockholders with the same rights and opportunities to participate as they would at an in-person meeting. You will be able to attend the meeting online, vote your shares electronically and submit questions during the virtual annual meeting.

Q   How do I attend the virtual annual meeting?

A   To participate in the virtual annual meeting, visit *www.virtualshareholdermeeting.com/SO2021* on May 26, 2021 and enter the 16-digit control number included on your proxy card, your Notice of Internet Availability of the proxy materials or the instructions that were included with your proxy materials. If you are a record holder or your shares are held in street name and your proxy card, voting instruction form or Notice of Internet Availability indicates that you may vote those shares through *www.proxyvote.com*, then you may access, participate in, and vote at the meeting at *www.virtualshareholdermeeting.com/SO2021* with the 16-digit control number indicated on your proxy card, voting instruction form or Notice of Internet Availability. If you hold your shares in street name and did not receive a 16-digit control number, please contact your bank, broker or other nominee at least five days before the meeting and obtain a legal proxy to be able to participate in or vote at the meeting.

The meeting will begin at 10 a.m. ET on May 26, 2021, but you may begin to log into the meeting website beginning at 9:45 a.m. ET on May 26, 2021. If you cannot locate your 16-digit control number you will be able to login as a guest in listen-only mode. However, if you login as a guest, you will not be able to vote your shares, ask questions or inspect the stockholder list during the meeting.

The virtual meeting platform is supported across most internet browsers and devices (desktops, laptops, tablets and smart phones) running updated versions of applicable software and plugins. Stockholders should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting. Stockholders should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting.

A replay of the virtual annual meeting will be posted on our Investor Relations website at *investor.southerncompany.com* following the meeting.

Q Can I ask a question at the virtual annual meeting?

A Yes. Although the meeting is virtual this year, we still welcome questions from stockholders. If you wish to submit a question prior to the meeting, you may do so beginning one week in advance of the meeting on May 19, 2021 at 10:00 a.m. ET by logging into *www.proxyvote.com*, entering your 16-digit control number and typing your question in the "Question for Management" field. If you would like to ask a question during the meeting, you may do so after logging into the meeting at *www.virtualshareholdermeeting.com/SO2021*, as described above, and typing your question in the "Ask a Question" field. If you do not have a 16-digit control number, you will be able to attend the annual meeting as a guest. However, you will not be able to vote or submit questions through the online meeting platform before or during the meeting.

We intend to answer all stockholder questions submitted that are pertinent to the Company or the items being voted on, in accordance with our meeting rules of conduct. We reserve the right to edit inappropriate language and to exclude questions that are personal matters, not pertinent to meeting matters, do not comply with the meeting rules of conduct or are otherwise inappropriate. If we receive substantially similar questions, we will group such questions together and provide a single response to avoid repetition.

Q Are there rules of conduct for the virtual annual meeting?

A Yes, the rules of conduct for the virtual annual meeting will be available on the virtual annual meeting platform on the date of the annual meeting. The rules of conduct will provide information regarding the rules and procedures for participating in the virtual annual meeting.

Q What do I do if I have technical difficulties during the virtual annual meeting?

A If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual annual meeting log in page.

Information about Voting

Q Who is entitled to vote?

A All stockholders of record at the close of business on the record date of March 29, 2021 may vote. On that date, there were 1,059,661,292 shares of the Company's common stock outstanding and entitled to vote.

Q How do I vote my shares?

A You may give voting instructions by internet, by phone or, if you received a printed proxy form, by mail. Information for giving voting instructions is on the Notice or form of proxy and trustee voting instruction form (proxy form).

For those investors whose shares are held by a broker, bank or other nominee, you must complete and return the voting instruction form provided by your broker, bank or nominee in order to instruct your broker, bank or nominee on how to vote.

In addition, if you attend the virtual annual meeting and have a 16-digit control number, you will be able to cast your vote via the online meeting platform during a designated portion of the meeting. Have your Notice, proxy card or proxy form with the 16-digit control number available when you access the virtual annual meeting.

Q What shares are included on the proxy form?

A If you are a stockholder of record, you will receive only one Notice or proxy form for all the shares of common stock you hold in certificate form, in book-entry form and in any Company benefit plan.

Please vote proxies for all accounts to ensure that all of your shares are voted. If you wish to consolidate multiple registered accounts, contact EQ Shareowner Services at 1-800-554-7626 or at *www.shareowneronline.com*.

Q Will my shares be voted if I do not vote by internet, by telephone or by signing and returning my proxy form?

A If you are a holder of record and you do not vote, then your shares will not count in deciding the matters presented for stockholder consideration at the annual meeting.

If you are a current or former Southern Company system employee or other individual who holds shares of common stock in the Southern Company ESP and you do not provide the trustee of the ESP (Trustee) with timely voting instructions, the Pension Fund Investment Review Committee may direct the Trustee how to vote these shares.

Procedures are in place to safeguard the confidentiality of your voting instructions.

If you are a beneficial owner, you will receive voting instruction information from the bank, broker or other nominee through which you own your shares of common stock.

If your shares are held through a bank, broker or other nominee, your broker may vote your shares under certain limited circumstances if you do not provide voting instructions before the annual meeting. These circumstances include voting your shares on routine matters under NYSE rules, such as the ratification of the appointment of our independent registered public accounting firm described in Item 4 this proxy statement. With respect to Item 4, if you do not vote your shares, your bank or broker may vote your shares on your behalf or leave your shares unvoted. The remaining proposals are not considered routine matters under NYSE rules. When a proposal is not a routine matter and the brokerage firm has not received voting instructions, the brokerage firm cannot vote the shares on that proposal.

We encourage you to provide instructions to your broker or bank by voting your proxy so that your shares will be voted at the annual meeting in accordance with your wishes.

Q What is notice and access?

A The SEC's notice and access rule allows companies to deliver a Notice to stockholders in lieu of a paper copy of the proxy statement and annual report. The Notice provides instructions as to how stockholders can access the proxy statement and the annual report online, contains a listing of matters to be considered at the annual meeting and sets forth instructions as to how shares can be voted. Instructions for requesting a paper copy of the proxy statement and the annual report are set forth on the Notice.

Shares must be voted by internet, by phone or by completing and returning a proxy form. Shares cannot be voted by marking, writing on and/or returning the Notice. Any Notices that are returned will not be counted as votes.

Q What if I am a stockholder of record and do not specify a choice for a matter when returning a proxy form?

A Stockholders should specify their choice for each matter on the proxy form. If no specific instructions are given, proxies which are signed and returned will be voted in accordance with the Board's recommendations.

Q Can I change my vote?

A Yes. If you are a holder of record, you may change your vote by submitting a subsequent proxy, by written request received by the Corporate Secretary prior to the annual meeting or by attending the virtual annual meeting and voting your shares via the online meeting platform.

If your shares are held through a broker, bank or other nominee, you must follow the instructions of your broker, bank or other nominee to revoke your voting instructions. You may also change your vote by attending the virtual annual meeting and voting your shares via the online meeting platform, provided you log-on using your 16-digit control number or otherwise follow the procedures noted above under "How do I attend the virtual annual meeting?".

Q How are votes counted?

A Each share counts as one vote.

Q How many votes do you need to hold the annual meeting?

A A quorum is required to transact business at the annual meeting. Stockholders of record holding shares of stock constituting a majority of the shares entitled to be cast present virtually or represented by proxy constitutes a quorum.

Abstentions that are marked on the proxy form and broker non-votes are included for the purpose of determining a quorum, but shares that otherwise are not voted are not counted toward a quorum.

Q **What are broker non-votes?**

A Broker non-votes occur on a matter up for vote when a broker, bank or other holder of shares you own in "street name" is not permitted to vote on that particular matter without instructions from you, you do not give such instructions and the broker, bank or other nominee indicates on its proxy form, or otherwise notifies us, that it does not have authority to vote its shares on that matter. Whether a broker has authority to vote its shares on uninstructed matters is determined by NYSE rules.

Information about Stockholder Proposals and Nominations

Q **When are stockholder proposals due for inclusion in our proxy materials for the 2021 annual meeting?**

A The deadline for the receipt of stockholder proposals to be considered for inclusion in our proxy materials pursuant to Rule 14a-8 of the Exchange Act for the 2022 annual meeting is December 13, 2021. Such proposals must comply with the requirements of Rule 14a-8 and be submitted in writing to Corporate Secretary, Southern Company, 30 Ivan Allen Jr. Boulevard NW, Atlanta, Georgia 30308. The proxies solicited by the Board of Directors for the 2022 annual meeting will confer discretionary authority on the proxy holders to vote in their discretion on any stockholder proposal or nomination presented at that meeting that is not included in our proxy materials.

Q **How can stockholders include nominees in our 2022 proxy materials under the provisions of our By-Laws (proxy access)?**

A Under our By-Laws, stockholders may nominate a person for election as a director at an annual meeting to be included in our proxy materials if the stockholders satisfy certain requirements. Generally, a stockholder, or group of up to 20 stockholders, must own, continuously for at least three years, at least 3% of our outstanding shares that are entitled to vote generally in the election of directors to be eligible to make a proxy access nomination. Stockholders who meet these requirements may nominate the greater of two directors or directors representing 20% of the directors in office as of the last day a notice may be delivered.

If a stockholder wants to nominate a director to be included in our proxy materials and form of proxy for the 2022 annual meeting of stockholders, the nomination must be submitted in writing to Corporate Secretary, Southern Company, 30 Ivan Allen Jr. Boulevard NW, Atlanta Georgia 30308 and received no earlier than November 13, 2021 and no later than December 13, 2021. However, if the annual meeting is more than 30 days before or after the anniversary of the previous year's annual meeting, the Corporate Secretary must receive the notice no earlier than the 150th day before the annual meeting and not later than the 120th day before the annual meeting or the tenth day following the day on which first public announcement of the annual meeting date is first made by the Company.

If you will be nominating a director for election to be included in our 2021 proxy materials, there are special requirements that apply. These requirements are contained in Section 40 of our By-Laws, which are posted on the Corporate Governance page at *investor.southerncompany.com*.

Q **How can stockholders make proposals or nominations at our 2022 annual meeting that will not be included in our proxy materials?**

A Stockholders intending to present a proposal or make a nomination at our 2022 annual meeting that will not be included in our proxy materials must comply with the procedural requirements set forth in our By-Laws.

A stockholder must deliver a written notice of a proposal or nomination and the information required by our By-Laws to our Corporate Secretary at Southern Company, 30 Ivan Allen Jr. Boulevard NW, Atlanta Georgia 30308 not less than 60 nor more than 90 days prior to the first anniversary of the date on which the Company held the preceding year's annual meeting; provided, however, that if the date of the annual meeting is scheduled for a date more than 30 calendar days prior to or more than 70 calendar days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of the 60th calendar day prior to such annual meeting and the 10th calendar day following the day on which public announcement of the date of such meeting is first made.

Assuming the 2022 annual meeting is held on schedule (so that the 2022 annual meeting is not more than 30 calendar days prior to and not more than 70 calendar days after the anniversary date of the 2021 annual meeting), then we must receive the written of a proposal or nomination no earlier than February 25, 2022 and no later than March 27, 2022.

Any notice that is mailed, faxed, emailed or otherwise delivered to anyone other than our Corporate Secretary must still be received by the Corporate Secretary no later than the relevant date specified above.

Our By-Laws require a nominee to deliver signed forms of a questionnaire, representation, and agreement that our Corporate Secretary will provide upon request. A notice of a proposed item of business must include a description of and the reasons for bringing the proposed business to the annual meeting, any material interest of the stockholder in the business and certain other information about the stockholder. This is not a complete description of all information that is required to be provided to the Company. The By-Law requirements are contained in Sections 9, 10 and 11 of our By-Laws, which are posted on the Corporate Governance page at *investor.southerncompany.com*.

Q Could any additional proposals be raised at the annual meeting?

A As described above, our By-Laws require that a stockholder provide advance notice of any proposal or nomination to be brought at an annual meeting that is not included in our proxy materials. Notices by stockholders to bring proposals and nominations for the 2021 annual meeting of stockholders in accordance with our By-Laws had to be delivered to, or received by, the Company not earlier than February 26, 2021 or later than March 28, 2021.

The Company did not receive any notices from stockholders pursuant to our By-Laws to bring proposals or nominations before the annual meeting. Therefore, we do not know of any items, other than those referred to in the Notice that may properly come before the meeting. If any other business properly comes before the meeting, the proxy holder will vote on those matters in accordance with their best judgment.

Other Information

Q Can I request a copy of the Company's 2020 Annual Report on Form 10-K?

A Yes. A copy of our 2020 Annual Report on Form 10-K including financial statements, as filed with the SEC, may be obtained without charge upon written request to the Corporate Secretary, Southern Company, 30 Ivan Allen Jr. Boulevard NW, Atlanta, Georgia 30308. You can also access the document on our website at *investor.southerncompany.com*.

Q Does the Company offer electronic delivery of proxy materials?

A Yes. Most stockholders can elect to receive an email that will provide an electronic link to the proxy statement, annual report and proxy voting site. Opting to receive your proxy materials on-line saves us the cost of producing and mailing documents.

You may sign up for electronic delivery when you vote your proxy via the internet or by visiting *www.icsdelivery.com/so*. Once you enroll for electronic delivery, you will receive proxy materials electronically as long as your account remains active or until you cancel your enrollment. If you consent to electronic access, you will be responsible for your usual internet-related charges (e.g., on-line fees and telephone charges) in connection with electronic viewing and printing of the proxy statement and annual report. We will continue to distribute printed materials to stockholders who do not consent to access these materials electronically.

Q What is "householding?"

A Stockholders sharing a single address may receive only one copy of the proxy statement and annual report or the Notice, unless the transfer agent, broker, bank or other nominee has received contrary instructions from any owner at that address. This practice, known as householding, is designed to reduce printing and mailing costs. If a stockholder of record would like to either participate or cancel participation in householding, he or she may contact EQ Shareowner Services at 1-800-554-7626. If you own indirectly through a broker, bank or other nominee, please contact your financial institution.

Q Who is soliciting my proxy and who pays the expense of such solicitations?

A Your proxy is being solicited on behalf of the Board.

We pay the cost of soliciting proxies. We have retained D.F. King & Co. to assist with the solicitation of proxies for a fee of $12,500, plus additional fees for telephone and other solicitation of proxies or other services, if needed, and reimbursement of out-of-pocket expenses. Our officers or other employees may solicit proxies to have a larger representation at the meeting. None of these officers or other employees will receive any additional compensation for these services. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding solicitation material to the beneficial owners of the common stock.

Reconciliation of Non-GAAP Information

In this proxy statement, we show EPS as calculated in accordance with GAAP and adjusted EPS which excludes certain items. Southern Company management uses this non-GAAP measure to evaluate the performance of Southern Company's ongoing business activities and its annual performance on a basis consistent with the assumptions used in developing applicable performance targets and to compare certain results to prior periods. Southern Company believes this presentation is useful to investors by providing additional information for purposes of evaluating the performance of its business activities. This presentation is not meant to be considered a substitute for financial measures prepared in accordance with GAAP.

	Year Ended December 31,		
(In millions, except earnings per share)	2020	2019	2018
Net Income – GAAP	$ 3,119	$ 4,739	$ 2,226
Average Shares Outstanding	1,058	1,046	1,020
Basic Earnings Per Share	$ 2.95	$ 4.53	$ 2.18
Net Income – GAAP	$ 3,119	$ 4,739	$ 2,226
Less Non-GAAP Excluding Items:			
Acquisition, Disposition, and Integration Impacts[1]	60	2,516	35
Tax Impact	(22)	(1,081)	(294)
Estimated Loss on Plants Under Construction[2]	(328)	(27)	(1,102)
Tax Impact	84	—	376
Wholesale Gas Services[3]	17	215	42
Tax Impact	(3)	(52)	(4)
Asset Impairments[4]	(206)	(108)	—
Tax Impact	101	26	—
Litigation Settlement[5]	—	—	24
Tax Impact	—	—	(6)
Loss on Extinguishment of Debt[6]	(29)	—	—
Tax Impact	7	—	—
Earnings Guidance Comparability Item[7]:			
Adoption of Tax Reform	—	—	27
Net Income – Excluding Items	$ 3,438	$ 3,250	$ 3,128
Basic Earnings Per Share – Excluding Items	$ 3.25	$ 3.11	$ 3.07

[1] Net income for the year ended December 31, 2020 includes: (i) a $39 million pre-tax ($23 million after-tax) gain on the sale of Plant Mankato and (ii) a $22 million pre-tax ($16 million after-tax) gain on the sale of a natural gas storage facility. Net income for the year ended December 31, 2019 includes: (i) a $2.6 billion pre-tax ($1.4 billion after-tax) gain on the sale of Gulf Power; (ii) a $23 million pre-tax ($88 million after-tax) gain on the sale of Plant Nacagdoches; and (iii) $18 million pre tax ($11 million after tax) of other acquisition, disposition, and integration impacts, partially offset by: (i) a $58 million pre-tax ($52 million after-tax) net loss, including impairment charges, associated with the sales of PowerSecure's utility infrastructure services and lighting businesses and (ii) a $24 million pre-tax ($17 million after-tax) impairment charge in contemplation of the sale of Pivotal LNG and Atlantic Coast Pipeline. Net income for the year ended December 31, 2018 includes: (i) a net combined $249 million pre-tax gain ($93 million after-tax loss) on the sales of Elizabethtown Gas, Elkton Gas, Florida City Gas, and Pivotal Home Solutions, including a related impairment charge; (ii) a $119 million pre-tax ($89 million after tax) impairment charge associated with the sales of Plants Stanton and Oleander; and (iii) $95 million pre tax ($77 million after tax) of other acquisition, disposition, and integration costs.

[2] Net income for the years ended December 31, 2020 and 2018 includes aggregate charges of $325 million pre tax ($242 million after tax) and $1.1 billion pre tax ($0.8 billion after tax), respectively, for estimated probable losses on Georgia Power's construction of Plant Vogtle Units 3 and 4. Net income for all periods presented includes charges (net of salvage proceeds), associated legal expenses (net of insurance recoveries), and tax impacts related to Mississippi Power's construction and abandonment of the Kemper IGCC. Mississippi Power expects to incur additional pre-tax period costs to complete dismantlement of the abandoned gasifier-related assets and site restoration activities, including related costs for compliance and safety, asset retirement obligation accretion, and property taxes, totaling $10 million to $20 million annually through 2025. Further charges related to Plant Vogtle Units 3 and 4 may occur; however, the amount and timing of any such charges are uncertain.

[3] Net income for all periods presented includes the Wholesale Gas Services business. Presenting net income and earnings per share excluding Wholesale Gas Services provides an additional measure of operating performance that excludes the volatility resulting from mark-to-market and lower of weighted average cost or current market price accounting adjustments.

[4] Net income for the years ended December 31, 2020 and 2019 includes impairment charges associated with two leveraged leases. Net income for the year ended December 31, 2019 also includes impairment charges associated with a natural gas storage facility. Further charges associated with this natural gas storage facility and these leveraged leases are not expected.

[5] Net income for the year ended December 31, 2018 includes the settlement proceeds of Mississippi Power's claim for lost revenue resulting from the 2010 Deepwater Horizon oil spill. No further proceeds are expected.

[6] Net income for the year ended December 31, 2020 includes costs associated with the extinguishment of debt at Southern Company. Similar transactions may occur in the future; however, the amount and timing of any related costs are uncertain.

[7] Net income for the year ended December 31, 2018 includes net tax benefits as a result of implementing the Tax Reform Legislation. Additional adjustments are not expected. Southern Company believes presentation of earnings per share excluding this adjustment provided investors with information comparable to guidance and uses such measure to evaluate performance.

Cautionary Note Regarding Forward-Looking Statements

Southern Company's 2021 proxy statement contains forward-looking statements based on current expectations and plans that involve risks and uncertainties. Forward-looking statements include, among other things, statements concerning key financial objectives, GHG emission reduction goals and the construction and startup of Plant Vogtle Units 3 and 4. Southern Company cautions that there are certain factors that could cause actual results to differ materially from the forward-looking information that has been provided. The reader is cautioned not to put undue reliance on this forward-looking information, which is not a guarantee of future performance and is subject to a number of uncertainties and other factors, many of which are outside the control of Southern Company; accordingly, there can be no assurance that such suggested results will be realized.

The following factors, in addition to those discussed in Southern Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as supplemented, and in subsequent securities filings, could cause actual results to differ materially from management expectations as suggested by such forward-looking information:

▶ the impact of recent and future federal and state regulatory changes, including tax, environmental and other laws and regulations to which Southern Company and its subsidiaries are subject, as well as changes in application of existing laws and regulations;

▶ the potential effects of the continued outbreak of the continued COVID-19 pandemic;

▶ the extent and timing of costs and legal requirements related to coal combustion residuals;

▶ current and future litigation or regulatory investigations, proceedings or inquiries, including litigation and other disputes related to the Kemper County energy facility;

▶ the effects, extent and timing of the entry of additional competition in the markets in which Southern Company's subsidiaries operate, including from the development and deployment of alternative energy sources;

▶ variations in demand for electricity and natural gas;

▶ available sources and costs of natural gas and other fuels;

▶ the ability to complete necessary or desirable pipeline expansion or infrastructure projects, limits on pipeline capacity and operational interruptions to natural gas distribution and transmission activities;

▶ transmission constraints;

▶ effects of inflation;

▶ the ability to control costs and avoid cost and schedule overruns during the development, construction and operation of facilities or other projects, including Plant Vogtle Units 3 and 4 (which includes components based on new technology that only within the last few years began initial operation in the global nuclear industry at this scale) and Plant Barry Unit 8, due to current and future challenges which include, but are not limited to, changes in labor costs, availability and productivity; challenges with management of contractors or vendors; subcontractor performance; adverse weather conditions; shortages, delays, increased costs or inconsistent quality of equipment, materials and labor; contractor or supplier delay; delays due to judicial or regulatory action; nonperformance under construction, operating or other agreements; operational readiness, including specialized operator training and required site safety programs; engineering or design problems; design and other licensing-based compliance matters, including, for nuclear units, inspections and the timely submittal by Southern Nuclear Operating Company, Inc. of the Inspections, Tests, Analyses and Acceptance Criteria (standards established by the Nuclear Regulatory Commission (NRC)) documentation for each unit and the related reviews and approvals by the NRC necessary to support NRC authorization to load fuel; challenges with start-up activities, including major equipment failure or system integration; and/or operational performance; and challenges related to the COVID-19 pandemic;

▶ the ability to overcome or mitigate the current challenges at Plant Vogtle Units 3 and 4 that could further impact the cost and schedule for the project;

▶ legal proceedings and regulatory approvals and actions related to construction projects, such as Plant Vogtle Units 3 and 4, Plant Barry Unit 8 and pipeline projects, including PSC approvals and FERC and NRC actions;

▶ under certain specified circumstances, a decision by holders of more than 10% of the ownership interests of Plant Vogtle Units 3 and 4 not to proceed with construction and the ability of other Vogtle owners to tender a portion of their ownership interests to Georgia Power following certain construction cost increases;

▶ in the event Georgia Power becomes obligated to provide funding to Municipal Electric Authority of Georgia (MEAG) with respect to the portion of MEAG's ownership interest in Plant Vogtle Units 3 and 4 involving Jacksonville Electric Authority, any inability of Georgia Power to receive repayment of such funding;

▶ the ability to construct facilities in accordance with the requirements of permits and licenses (including satisfaction of NRC requirements), to satisfy any environmental performance standards and the requirements of tax credits and other incentives and to integrate facilities into the Southern Company system upon completion of construction;

▶ investment performance of the employee and retiree benefit plans and nuclear decommissioning trust funds;

▶ advances in technology, including the pace and extent of development of low- to no-carbon energy technologies and negative carbon concepts;

▶ performance of counterparties under ongoing renewable energy partnerships and development agreements;

▶ state and federal rate regulations and the impact of pending and future rate cases and negotiations, including rate actions relating to return on equity, equity ratios, additional generating capacity and fuel and other cost recovery mechanisms;

▶ the ability to successfully operate the electric utilities' generating, transmission and distribution facilities and Southern Company Gas' natural gas distribution and storage facilities and the successful performance of necessary corporate functions;

▶ the inherent risks involved in operating and constructing nuclear generating facilities;

▶ the inherent risks involved in transporting and storing natural gas;

▶ the performance of projects undertaken by the non-utility businesses and the success of efforts to invest in and develop new opportunities;

▶ internal restructuring or other restructuring options that may be pursued;

▶ potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed or beneficial to Southern Company or its subsidiaries;

▶ the ability of counterparties of Southern Company and its subsidiaries to make payments as and when due and to perform as required;

▶ the ability to obtain new short- and long-term contracts with wholesale customers;

▶ the direct or indirect effect on the Southern Company system's business resulting from cyber intrusion or physical attack and the threat of physical attacks;

▶ interest rate fluctuations and financial market conditions and the results of financing efforts;

▶ access to capital markets and other financing sources;

▶ changes in Southern Company's and any of its subsidiaries' credit ratings;

▶ changes in the method of determining London Interbank Offered Rate (LIBOR) or the replacement of LIBOR with an alternative reference rate;

▶ the ability of Southern Company's electric utilities to obtain additional generating capacity (or sell excess generating capacity) at competitive prices;

▶ catastrophic events such as fires, earthquakes, explosions, floods, tornadoes, hurricanes and other storms, droughts, pandemic health events, political unrest or other similar occurrences;

▶ the direct or indirect effects on the Southern Company system's business resulting from incidents affecting the U.S. electric grid, natural gas pipeline infrastructure or operation of generating or storage resources;

▶ impairments of goodwill or long-lived assets; and

▶ the effect of accounting pronouncements issued periodically by standard-setting bodies.

Southern Company expressly disclaims any obligation to update any forward-looking information.

Definitions of Key Terms

Term	Definition
Alabama Power or APC	Alabama Power Company
Atlanta Gas Light	Atlanta Gas Light Company, a wholly-owned subsidiary of Southern Company Gas
Atlantic Coast Pipeline	Atlantic Coast Pipeline, LLC, a joint venture to construct and operate a natural gas pipeline in which Southern Company Gas held a 5% ownership interest through March 24, 2020
CD&A	Compensation Discussion & Analysis
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Director Deferred Compensation Plan	Deferred Compensation Plan for Outside Directors of The Southern Company, as amended and restated effective January 1, 2008
EPRI	Electric Power Research Institute
EPS	Earnings per share
ESG	Environmental, social and governance
GAAP	Generally accepted accounting principles
Georgia Power or GPC	Georgia Power Company
GHG	Greenhouse gas
Gulf Power	Gulf Power Company, until January 1, 2019 a wholly-owned subsidiary of Southern Company
IGCC	Integrated coal gasification combined cycle, the technology originally approved for Mississippi Power's Kemper County Energy Facility
IRP	Integrated resource plan
LIBOR	London Interbank Offered Rate
Mississippi Power or MPC	Mississippi Power Company
NEOs	Named Executive Officers
Nicor Gas	Northern Illinois Gas Company, a wholly-owned subsidiary of Southern Company Gas
Notice	Notice of internet availability of proxy materials
NRC	U.S. Nuclear Regulatory Commission
NYSE	New York Stock Exchange
2011 Omnibus Plan	Southern Company Omnibus Incentive Compensation Plan, approved by stockholders in 2011
2021 Omnibus Plan	The Southern Company 2021 Equity and Incentive Compensation Plan
Pay Governance	Pay Governance LLC
Pivotal LNG	Pivotal LNG, Inc., through March 24, 2020, a wholly-owned subsidiary of Southern Company Gas
PowerSecure	PowerSecure, Inc., a wholly-owned subsidiary of Southern Company
R&D	Research and development
SCS	Southern Company Services, Inc., the Southern Company system service company and a wholly-owned subsidiary of Southern Company
SEC	U. S. Securities and Exchange Commission
SEGCO	Southern Electric Generating Company, 50% owned by each of Alabama Power and Georgia Power
Sequent	Sequent Energy Management, L.P., a wholly-owned subsidiary of Southern Company Gas
Southern Company, Southern, the Company, we, us or our	The Southern Company
Southern Company Gas or Gas	Southern Company Gas and its subsidiaries
Southern Company system	Southern Company, the traditional electric operating companies, Southern Power, Southern Company Gas, SEGCO, Southern Nuclear, SCS, Southern Linc, PowerSecure, and other subsidiaries
Southern Linc	Southern Communications Services, Inc., a wholly-owned subsidiary of Southern Company, doing business as Southern Linc
Southern Nuclear	Southern Nuclear Operating Company, Inc., a wholly-owned subsidiary of Southern Company
Southern Power	Southern Power Company and its subsidiaries
Tax code or Code	Internal Revenue Code of 1986, as amended
Tax Reform Legislation	The Tax Cuts and Jobs Act, which became effective on January 1, 2018
TSR	Total shareholder return

Appendix A

The Southern Company 2021 Equity and Incentive Compensation Plan

1. **Purpose.** The purpose of this Plan is to permit award grants to Directors, officers and other employees of the Company and its Subsidiaries, and certain consultants to the Company and its Subsidiaries, and to provide to such persons incentives and rewards for service and/or performance.

2. **Definitions.** As used in this Plan:

   (a) "Award" means, individually or collectively, a grant under this Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, Cash-Based Awards, or other awards contemplated by **Section 9** of this Plan.

   (b) "Base Value" means the price to be used as the basis for determining the Spread upon the exercise of a Stock Appreciation Right.

   (c) "Board" means the Board of Directors of the Company.

   (d) "Cash-Based Award" means a cash award granted pursuant to **Section 8** of this Plan.

   (e) "Change in Control" means, except as may be otherwise prescribed by the Committee in an Evidence of Award made under this Plan, a "Southern Change in Control," a "Southern Termination," or a combination thereof, as each such term is defined in the Southern Company Change in Control Benefits Protection Plan.

   (f) "Change in Control Benefits Protection Plan" shall mean the change in control benefits protection plan, as approved by the Board of Directors of Southern Company Services, Inc., as it may be amended from time to time in accordance with the provisions therein.

   (g) "Code" means the Internal Revenue Code of 1986, as amended from time to time, and the regulations thereunder, as such law and regulations may be amended from time to time.

   (h) "Committee" means the Compensation and Management Succession Committee of the Board (or its successor(s)), or any other committee of the Board designated by the Board to administer this Plan pursuant to **Section 10** of this Plan.

   (i) "Common Stock" means the common stock, par value $5 per share, of the Company or any security into which such common stock may be changed by reason of any transaction or event of the type referred to in **Section 11** of this Plan.

   (j) "Company" means The Southern Company, a Delaware corporation, and its successors.

   (k) "Date of Grant" means the date provided for by the Committee on which a grant of Options, Stock Appreciation Rights, Performance Shares, Performance Units, Cash-Based Awards, or other awards contemplated by Section 9 of this Plan, or a grant or sale of Restricted Stock, Restricted Stock Units, or other awards contemplated by Section 9 of this Plan, will become effective (which date will not be earlier than the date on which the Committee takes action with respect thereto).

   (l) "Director" means any person who is not an active employee of the Company or any of its Subsidiaries who serves as a member of the Board or a Subsidiary Board.

   (m) "Effective Date" means the date this Plan is approved by the Stockholders.

   (n) "Evidence of Award" means an agreement, certificate, resolution or other type or form of writing or other evidence approved by the Committee that sets forth the terms and conditions of the awards granted under this Plan. An Evidence of Award may be in an electronic medium, may be limited to notation on the books and records of the Company and, unless otherwise determined by the Committee, need not be signed by a representative of the Company or a Participant.

   (o) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations thereunder, as such law, rules and regulations may be amended from time to time.

   (p) "Fair Market Value" means, as of any particular date, the closing price of a share of Common Stock as reported for that date on the New York Stock Exchange or, if the Common Stock is not then listed on the New York Stock Exchange, on any other national securities exchange on which the Common Stock is listed, or if there are no sales on such date, on the immediately preceding trading day during which a sale occurred. If there is no regular public trading market for the Common Stock, then the Fair Market Value shall be the fair market value as determined in good faith by the Committee. The Committee is authorized to adopt another fair market value pricing method provided such method is stated in the applicable Evidence of Award and is in compliance with the fair market value pricing rules set forth in Section 409A of the Code.

   (q) "Incentive Stock Option" means an Option that is intended to qualify as an "incentive stock option" under Section 422 of the Code or any successor provision.

(r) "Management Objectives" means the measurable performance objective or objectives established pursuant to this Plan for Participants who have received grants of Performance Shares, Performance Units or Cash-Based Awards or, when so determined by the Committee, Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, dividend equivalents or other awards pursuant to this Plan. The Management Objectives applicable to an award under this Plan (if any) shall be determined by the Committee, and may be based on one or more, or a combination, of the following metrics or such other metrics as may be determined by the Committee (including relative or growth achievement regarding such metrics):

(i)   Earnings per share;

(ii)   Net income or net operating income (before or after taxes and before or after extraordinary items);

(iii)   Return measures (including, but not limited to, return on assets, equity or sales);

(iv)   Cash flow return on investments which equals net cash flows divided by owners' equity;

(v)   Earnings before or after taxes;

(vi)   Gross revenues;

(vii) Gross margins;

(viii) Share price (including, but not limited to, growth measures and total shareholder return);

(ix)   Economic Value Added, which equals net income or net operating income minus a charge for use of capital;

(x)   Operating margins;

(xi)   Market share;

(xii) Gross revenues or revenues growth;

(xiii) Capacity utilization;

(xiv) Increase in customer base including associated costs;

(xv) Environmental, Health and Safety;

(xvi) Reliability;

(xvii) Price;

(xviii) Bad debt expense;

(xix) Customer satisfaction;

(xx) Operations and maintenance expense;

(xxi) Accounts receivable;

(xxii) Diversity/inclusion/culture; and

(xxiii) Quality.

If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances render the Management Objectives unsuitable, the Committee may in its discretion modify such Management Objectives or the goals or actual levels of achievement regarding the Management Objectives, in whole or in part, as the Committee deems appropriate and equitable.

(s) "Option" means the right to purchase Common Stock upon exercise of an award granted pursuant to **Section 4** of this Plan.

(t) "Optionee" means the optionee named in an Evidence of Award evidencing an outstanding Option.

(u) "Option Price" means the purchase price payable on exercise of an Option.

(v) "Participant" means a person who is selected by the Committee to receive benefits under this Plan and who is at the time (i) a Director, (ii) an officer or other employee of the Company or any Subsidiary, including a person who has agreed to commence serving in such capacity within 90 days of the Date of Grant, or (iii) a person, including a consultant, who provides services to the Company or any Subsidiary and otherwise satisfies the Form S-8 definition of an "employee".

(w) "Performance Period" means, in respect of a Cash-Based Award, Performance Share or Performance Unit, a period of time established pursuant to **Section 8** of this Plan within which the Management Objectives relating to such Cash-Based Award, Performance Share or Performance Unit are to be achieved.

(x) "Performance Share" means a bookkeeping entry that records the equivalent of one share of Common Stock awarded pursuant to **Section 8** of this Plan.

(y) "Performance Unit" means a bookkeeping entry awarded pursuant to Section 8 of this Plan that records a unit equivalent to $1.00 or such other value as is determined by the Committee.

(z) "Plan" means this The Southern Company 2021 Equity and Incentive Compensation Plan, as may be amended or amended and restated from time to time.

(aa) "Predecessor Plan" means the Southern Company Omnibus Incentive Compensation Plan.

(bb) "Predecessor Plan Termination Date" means May 25, 2021.

(cc) "Restricted Stock" means Common Stock granted or sold pursuant to Section 6 of this Plan as to which neither the substantial risk of forfeiture nor the prohibition on transfers has expired.

(dd) "Restricted Stock Units" means an award made pursuant to **Section 7** of this Plan of the right to receive Common Stock, cash or a combination thereof at the end of the applicable Restriction Period.

(ee) "Restriction Period" means the period of time during which Restricted Stock Units are subject to restrictions, as provided in **Section 7** of this Plan.

(ff) "Spread" means the excess of the Fair Market Value on the date when a Stock Appreciation Right is exercised over the Base Value provided for with respect to the Stock Appreciation Right.

(gg) "Stock Appreciation Right" or "SAR" means a right granted pursuant to **Section 5** of this Plan.

(hh) "Stockholder" means an individual or entity that owns one or more shares of Common Stock.

(ii) "Subsidiary" means a corporation, company or other entity (i) more than 50% of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority) are, or (ii) which does not have outstanding shares or securities (as may be the case in a partnership, joint venture, limited liability company, unincorporated association or other similar entity), but more than 50% of whose ownership interest representing the right generally to make decisions for such other entity is, now or hereafter, owned or controlled, directly or indirectly, by the Company; provided, however, that for purposes of determining whether any person may be a Participant for purposes of any grant of Incentive Stock Options, "Subsidiary" means any corporation in which the Company at the time owns or controls, directly or indirectly, more than 50% of the total combined Voting Power represented by all classes of stock issued by such corporation.

(jj) "Subsidiary Board" means the board of directors of a Subsidiary.

(kk) "Voting Power" means, at any time, the combined voting power of the then-outstanding securities entitled to vote generally in the election of Board members in the case of the Company or members of the board of directors or similar body in the case of another entity.

3. **Shares Available Under this Plan.**

(a) Maximum Shares Available Under this Plan.

(i) Subject to adjustment as provided in **Section 11** of this Plan and the share counting rules set forth in **Section 3(b)** of this Plan, the number of shares of Common Stock available under this Plan for awards of (A) Options or Stock Appreciation Rights, (B) Restricted Stock, (C) Restricted Stock Units, (D) Performance Shares or Performance Units, (E) awards contemplated by **Section 9** of this Plan, or (F) dividend equivalents paid with respect to awards made under this Plan will not exceed in the aggregate (x) 27,500,000 shares of Common Stock, plus (y) the total number of shares of Common Stock remaining available for awards under the Predecessor Plan as of immediately prior to the Predecessor Plan Termination Date, plus (z) the shares of Common Stock that are subject to awards granted under this Plan or the Predecessor Plan that are added (or added back, as applicable) to the aggregate number of shares of Common Stock available under this **Section 3(a)(i)** pursuant to the share counting rules of this Plan. Such shares may be shares of original issuance or treasury shares or a combination of the foregoing.

(ii) Subject to the share counting rules set forth in Section 3(b) of this Plan, the aggregate number of shares of Common Stock available under Section 3(a)(i) of this Plan will be reduced by one share of Common Stock for every one share of Common Stock subject to an award granted under this Plan.

(b) Share Counting Rules.

(i) Except as provided in **Section 21** of this Plan, if any award granted under this Plan (in whole or in part) is cancelled or forfeited, expires, is settled for cash, or is unearned, the Common Stock subject to such award will, to the extent of such cancellation, forfeiture, expiration, cash settlement, or unearned amount, again be available under **Section 3(a)(i)** above.

(ii) If, on or after the Predecessor Plan Termination Date, any shares of Common Stock subject to an award granted under the Predecessor Plan are forfeited, or an award granted under the Predecessor Plan (in whole or in part) is cancelled or forfeited, expires, is settled for cash, or is unearned, the Common Stock subject to such award will, to the extent of such cancellation, forfeiture, expiration, cash settlement, or unearned amount, be available for awards under this Plan.

    (iii) Notwithstanding anything to the contrary contained in this Plan: (A) Common Stock withheld by the Company, tendered or otherwise used in payment of the Option Price of an Option (or the option price of an option granted under the Predecessor Plan) shall not be added (or added back, as applicable) to the aggregate number of shares of Common Stock available under **Section 3(a)(i)** of this Plan; (B) Common Stock withheld by the Company, tendered or otherwise used to satisfy tax withholding shall not be added (or added back, as applicable) to the aggregate number of shares of Common Stock available under **Section 3(a)(i)** of this Plan; (C) Common Stock subject to a share-settled Stock Appreciation Right that is not actually issued in connection with the settlement of such Stock Appreciation Right on the exercise thereof shall not be added back to the aggregate number of shares of Common Stock available under **Section 3(a)(i)** of this Plan; and (D) Common Stock reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options will not be added (or added back, as applicable) to the aggregate number of shares of Common Stock available under **Section 3(a)(i)** of this Plan.

    (iv) If, under this Plan, a Participant has elected to give up the right to receive compensation in exchange for Common Stock based on fair market value, such Common Stock will not count against the aggregate limit under **Section 3(a)(i)** of this Plan.

(c) <u>Limit on Incentive Stock Options.</u> Notwithstanding anything to the contrary contained in this Plan, and subject to adjustment as provided in **Section 11** of this Plan, the aggregate number of shares of Common Stock actually issued or transferred by the Company upon the exercise of Incentive Stock Options will not exceed 27,500,000 shares of Common Stock.

(d) <u>Director Compensation Limit.</u> Notwithstanding anything to the contrary contained in this Plan, in no event will any Director in any one calendar year be granted compensation (excluding dividends or dividend equivalents) for such service having an aggregate maximum value (measured at the Date of Grant as applicable, and calculating the value of any awards based on the grant date fair value for financial reporting purposes) in excess of $750,000.

4. **Options.** The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting to Participants of Options. Each such grant may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a) Each grant will specify the number of shares of Common Stock to which it pertains subject to the limitations set forth in **Section 3** of this Plan.

(b) Each grant will specify an Option Price per share of Common Stock, which Option Price (except with respect to awards under **Section 21** of this Plan) may not be less than the Fair Market Value on the Date of Grant.

(c) Each grant will specify whether the Option Price will be payable (i) in cash, by check acceptable to the Company or by wire transfer of immediately available funds, (ii) by the actual or constructive transfer to the Company of Common Stock owned by the Optionee having a value at the time of exercise equal to the total Option Price, (iii) subject to any conditions or limitations established by the Committee, by the withholding of Common Stock otherwise issuable upon exercise of an Option pursuant to a "net exercise" arrangement (it being understood that, solely for purposes of determining the number of treasury shares held by the Company, the Common Stock so withheld will not be treated as issued and acquired by the Company upon such exercise), (iv) by a combination of such methods of payment, or (v) by such other methods as may be approved by the Committee.

(d) To the extent permitted by law, any grant may provide for deferred payment of the Option Price from the proceeds of sale through a bank or broker on a date satisfactory to the Company of some or all of the shares of Common Stock to which such exercise relates.

(e) Each grant will specify the period or periods of continuous service by the Optionee with the Company or any Subsidiary, if any, that is necessary before any Options or installments thereof will vest. Options may provide for continued vesting or the earlier vesting of such Options, including in the event of the retirement, death, disability or termination of employment or service of a Participant or in the event of a Change in Control.

(f) Any grant of Options may specify Management Objectives regarding the vesting of such rights.

(g) Options granted under this Plan may be (i) options, including Incentive Stock Options, that are intended to qualify under particular provisions of the Code, (ii) options that are not intended to so qualify, or (iii) combinations of the foregoing. Incentive Stock Options may only be granted to Participants who meet the definition of "employees" under Section 3401(c) of the Code.

(h) No Option will be exercisable more than 10 years from the Date of Grant. The Committee may provide in any Evidence of Award for the automatic exercise of an Option upon such terms and conditions as established by the Committee.

(i) Options granted under this Plan may not provide for any dividends or dividend equivalents thereon.

(j) Each grant of Options will be evidenced by an Evidence of Award. Each Evidence of Award will be subject to this Plan and will contain such terms and provisions, consistent with this Plan, as the Committee may approve.

5. **Stock Appreciation Rights.**

(a) The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting to any Participant of Stock Appreciation Rights. A Stock Appreciation Right will be the right of the Participant to receive from the Company an amount determined by the Committee, which will be expressed as a percentage of the Spread (not exceeding 100%) at the time of exercise.

(b) Each grant of Stock Appreciation Rights may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

    (i) Each grant may specify that the amount payable on exercise of a Stock Appreciation Right will be paid by the Company in cash, Common Stock or any combination thereof.

    (ii) Each grant will specify the period or periods of continuous service by the Participant with the Company or any Subsidiary, if any, that is necessary before the Stock Appreciation Rights or installments thereof will vest. Stock Appreciation Rights may provide for continued vesting or the earlier vesting of such Stock Appreciation Rights, including in the event of the retirement, death, disability or termination of employment or service of a Participant or in the event of a Change in Control.

    (iii) Any grant of Stock Appreciation Rights may specify Management Objectives regarding the vesting of such Stock Appreciation Rights.

    (iv) Stock Appreciation Rights granted under this Plan may not provide for any dividends or dividend equivalents thereon.

    (v) Each grant of Stock Appreciation Rights will be evidenced by an Evidence of Award. Each Evidence of Award will be subject to this Plan and will contain such terms and provisions, consistent with this Plan, as the Committee may approve.

(c) Also, regarding Stock Appreciation Rights:

    (i) Each grant will specify in respect of each Stock Appreciation Right a Base Value, which (except with respect to awards under **Section 21** of this Plan) may not be less than the Fair Market Value on the Date of Grant; and

    (ii) No Stock Appreciation Right granted under this Plan may be exercised more than 10 years from the Date of Grant. The Committee may provide in any Evidence of Award for the automatic exercise of a Stock Appreciation Right upon such terms and conditions as established by the Committee.

6. **Restricted Stock.** The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the grant or sale of Restricted Stock to Participants. Each such grant or sale may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a) Each such grant or sale will constitute an immediate transfer of the ownership of Common Stock to the Participant in consideration of the performance of services, entitling such Participant to voting, dividend and other ownership rights (subject in particular to **Section 6(g)** of this Plan), but subject to the substantial risk of forfeiture and restrictions on transfer hereinafter described.

(b) Each such grant or sale may be made without additional consideration or in consideration of a payment by such Participant that is less than the Fair Market Value on the Date of Grant.

(c) Each such grant or sale will provide that the Restricted Stock covered by such grant or sale will be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code for a period to be determined by the Committee on the Date of Grant or until achievement of Management Objectives referred to in **Section 6(e)** of this Plan.

(d) Each such grant or sale will provide that during or after the period for which such substantial risk of forfeiture is to continue, the transferability of the Restricted Stock will be prohibited or restricted in the manner and to the extent prescribed by the Committee on the Date of Grant (which restrictions may include rights of repurchase or first refusal of the Company or provisions subjecting the Restricted Stock to a continuing substantial risk of forfeiture while held by any transferee).

(e) Any grant of Restricted Stock may specify Management Objectives regarding the vesting of such Restricted Stock.

(f) Notwithstanding anything to the contrary contained in this Plan, Restricted Stock may provide for continued vesting or the earlier vesting of such Restricted Stock, including in the event of the retirement, death, disability or termination of employment or service of a Participant or in the event of a Change in Control.

(g) Any such grant or sale of Restricted Stock shall require that any and all dividends or other distributions paid thereon during the period of such restrictions be automatically deferred and/or reinvested in additional Restricted Stock, which will be subject to the same restrictions as the underlying award. For the avoidance of doubt, any such dividends or other distributions on Restricted Stock will be deferred until, and paid contingent upon, the vesting of such Restricted Stock.

(h) Each grant or sale of Restricted Stock will be evidenced by an Evidence of Award. Each Evidence of Award will be subject to this Plan and will contain such terms and provisions, consistent with this Plan, as the Committee may approve. Unless otherwise directed by the Committee, (i) all certificates representing Restricted Stock will be held in custody by the Company until all restrictions thereon will have lapsed, together with a stock power or powers executed by the Participant in whose name such certificates are registered, endorsed in blank and covering such shares or (ii) all Restricted Stock will be held at the Company's transfer agent in book entry form with appropriate restrictions relating to the transfer of such Restricted Stock.

7. **Restricted Stock Units.** The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting or sale of Restricted Stock Units to Participants. Each such grant or sale may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a) Each such grant or sale will constitute the agreement by the Company to deliver Common Stock or cash, or a combination thereof, to the Participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions (which may include achievement regarding Management Objectives) during the Restriction Period as the Committee may specify.

(b) Each such grant or sale may be made without additional consideration or in consideration of a payment by such Participant that is less than the Fair Market Value on the Date of Grant.

(c) Notwithstanding anything to the contrary contained in this Plan, Restricted Stock Units may provide for continued vesting or the earlier lapse or other modification of the Restriction Period, including in the event of the retirement, death, disability or termination of employment or service of a Participant or in the event of a Change in Control.

(d) During the Restriction Period, the Participant will have no right to transfer any rights under his or her award and will have no rights of ownership in the Common Stock deliverable upon payment of the Restricted Stock Units and will have no right to vote them, but the Committee may, at or after the Date of Grant, authorize the payment of dividend equivalents on such Restricted Stock Units on a deferred and contingent basis, either in cash or in additional Common Stock; provided, however, that dividend equivalents or other distributions on Common Stock underlying Restricted Stock Units shall be deferred until and paid contingent upon the vesting of such Restricted Stock Units.

(e) Each grant or sale of Restricted Stock Units will specify the time and manner of payment of the Restricted Stock Units that have been earned. Each grant or sale will specify that the amount payable with respect thereto will be paid by the Company in Common Stock or cash, or a combination thereof.

(f) Each grant or sale of Restricted Stock Units will be evidenced by an Evidence of Award. Each Evidence of Award will be subject to this Plan and will contain such terms and provisions, consistent with this Plan, as the Committee may approve.

8. **Cash-Based Awards, Performance Shares and Performance Units.** The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting of Cash-Based Awards, Performance Shares and Performance Units. Each such grant may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a) Each grant will specify the number or amount of Performance Shares or Performance Units, or amount payable with respect to a Cash-Based Award, to which it pertains, which number or amount may be subject to adjustment to reflect changes in compensation or other factors.

(b) The Performance Period with respect to each Cash-Based Award or grant of Performance Shares or Performance Units will be such period of time as will be determined by the Committee, which may be subject to continued vesting or earlier lapse or other modification, including in the event of the retirement, death, disability or termination of employment or service of a Participant or in the event of a Change in Control.

(c) Each grant of a Cash-Based Award, Performance Shares or Performance Units will specify Management Objectives regarding the earning of the award.

(d) Each grant will specify the time and manner of payment of a Cash-Based Award, Performance Shares or Performance Units that have been earned.

(e) The Committee may, on the Date of Grant of Performance Shares or Performance Units, provide for the payment of dividend equivalents to the holder thereof either in cash or in additional Common Stock, which dividend equivalents will be subject to deferral and payment on a contingent basis based on the Participant's earning and vesting of the Performance Shares or Performance Units, as applicable, with respect to which such dividend equivalents are paid.

(f) Each grant of a Cash-Based Award, Performance Shares or Performance Units will be evidenced by an Evidence of Award. Each Evidence of Award will be subject to this Plan and will contain such terms and provisions, consistent with this Plan, as the Committee may approve.

9. **Other Awards.**

(a) Subject to applicable law and the applicable limits set forth in **Section 3** of this Plan, the Committee may authorize the grant to any Participant of Common Stock or such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Common Stock or factors that may influence the value of such shares, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into Common Stock, purchase rights for Common Stock, awards with value and payment contingent upon performance of the Company or specified Subsidiaries, affiliates or other business units thereof or any other factors designated by the Committee, and awards valued by reference to the book value of the Common Stock or the value of securities of, or the performance of specified Subsidiaries or affiliates or other business units of the Company. The Committee will determine the terms and conditions of such awards. Common Stock delivered pursuant to an award in the nature of a purchase right granted under this **Section 9** will be purchased for such consideration, paid for at such time, by such methods, and in such forms, including, without limitation, Common Stock, other awards, notes or other property, as the Committee determines.

(b) Cash awards, as an element of or supplement to any other award granted under this Plan, may also be granted pursuant to this **Section 9**.

(c)   The Committee may authorize the grant of Common Stock as a bonus, or may authorize the grant of other awards in lieu of obligations of the Company or a Subsidiary to pay cash or deliver other property under this Plan or under other plans or compensatory arrangements, subject to such terms as will be determined by the Committee in a manner that complies with Section 409A of the Code.

(d)   The Committee may, at or after the Date of Grant, authorize the payment of dividends or dividend equivalents on awards granted under this **Section 9** on a deferred and contingent basis, either in cash or in additional Common Stock, based upon the earning and vesting of such awards.

(e)   Each grant of an award under this **Section 9** will be evidenced by an Evidence of Award. Each such Evidence of Award will be subject to this Plan and will contain such terms and provisions, consistent with this Plan, as the Committee may approve, and will specify the time and terms of delivery of the applicable award.

(f)   Notwithstanding anything to the contrary contained in this Plan, awards under this **Section 9** may provide for the earning or vesting of, or earlier elimination of restrictions applicable to, such award, including in the event of the retirement, death, disability or termination of employment or service of a Participant or in the event of a Change in Control.

10. **Administration of this Plan.**

(a)   This Plan will be administered by the Committee; provided, however, that notwithstanding anything in this Plan to the contrary, the Board may grant awards under this Plan to Directors and administer this Plan with respect to such awards. The Committee may from time to time delegate all or any part of its authority under this Plan to a subcommittee thereof. To the extent of any such delegation, references in this Plan to the Committee will be deemed to be references to such subcommittee.

(b)   The interpretation and construction by the Committee of any provision of this Plan or of any Evidence of Award (or related documents) and any determination by the Committee pursuant to any provision of this Plan or of any such agreement, notification or document will be final and conclusive. No member of the Committee shall be liable for any such action or determination made in good faith. In addition, the Committee is authorized to take any action it determines in its sole discretion to be appropriate subject only to the express limitations contained in this Plan, and no authorization in any Plan section or other provision of this Plan is intended or may be deemed to constitute a limitation on the authority of the Committee.

(c)   To the extent permitted by law, the Committee may delegate to one or more of its members, to one or more officers of the Company, or to one or more agents or advisors, such administrative duties or powers as it may deem advisable, and the Committee, the subcommittee, or any person to whom duties or powers have been delegated as aforesaid, may employ one or more persons to render advice with respect to any responsibility the Committee, the subcommittee or such person may have under this Plan. The Committee may, by resolution, authorize one or more officers of the Company to do one or both of the following on the same basis as the Committee: (i) designate employees to be recipients of awards under this Plan; and (ii) determine the size of any such awards; provided, however, that (A) the Committee will not delegate such responsibilities to any such officer for awards granted to an employee who is an officer (for purposes of Section 16 of the Exchange Act), a member of the Board, or a more than 10% "beneficial owner" (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of any class of the Company's equity securities that is registered pursuant to Section 12 of the Exchange Act, as determined by the Committee in accordance with Section 16 of the Exchange Act; (B) the resolution providing for such authorization shall set forth the total number of shares of Common Stock such officer(s) may grant; and (C) the officer(s) will report periodically to the Committee regarding the nature and scope of the awards granted pursuant to the authority delegated. To the extent of any delegation pursuant to this Section 10(c), references in this Plan to the Committee will be deemed to be references to the applicable Committee members, officers, agents or advisors, as applicable.

11. **Adjustments.** The Committee shall make or provide for such adjustments in the number of and kind of shares of Common Stock covered by outstanding Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units granted hereunder and, if applicable, in the number of and kind of shares of Common Stock covered by other awards granted pursuant to **Section 9** of this Plan, in the Option Price and Base Value provided in outstanding Options and Stock Appreciation Rights, respectively, in Cash-Based Awards, and in other award terms, as the Committee, in its sole discretion, exercised in good faith, determines is equitably required to prevent dilution or enlargement of the rights of Participants that otherwise would result from (a) any extraordinary cash dividend, stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company, (b) any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (c) any other corporate transaction or event having an effect similar to any of the foregoing. Moreover, in the event of any such transaction or event or in the event of a Change in Control, the Committee may provide in substitution for any or all outstanding awards under this Plan such alternative consideration (including cash), if any, as it, in good faith, may determine to be equitable in the circumstances and shall require in connection therewith the surrender of all awards so replaced in a manner that complies with Section 409A of the Code. In addition, for each Option or Stock Appreciation Right with an Option Price or Base Value, respectively, greater than the consideration offered in connection with any such transaction or event or Change in Control, the Committee may in its discretion elect to cancel such Option or Stock Appreciation Right without any payment to the person holding such Option or Stock Appreciation Right. The Committee shall also make or provide for such adjustments in the number of shares of Common Stock specified in **Section 3** of this Plan as the Committee in its sole discretion, exercised in good faith, determines is appropriate to reflect any transaction or event described in this **Section 11**; provided, however, that any such adjustment to the number specified in **Section 3(c)** of this Plan will be made only if and to the extent that such adjustment would not cause any Option intended to qualify as an Incentive Stock Option to fail to so qualify.

12. **Detrimental Activity and Recapture Provisions.**

(a) If any Participant or beneficiary receives an overpayment of shares of Common Stock or cash payable under the terms of any award under this Plan for any reason, the Committee or its delegate shall have the right, in its sole discretion, to take whatever action it deems appropriate, including but not limited to the right to require repayment of such amount or to reduce future payments under this Plan, to recover any such overpayment. In addition, if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, and if the Participant knowingly or grossly negligently engaged in the misconduct, or knowingly or grossly negligently failed to prevent the misconduct, the Committee or its delegate shall have the right, in its sole discretion, to require the Participant to reimburse the Company the amount of any payment in settlement of an award under the Plan earned or accrued during the 12-month period following the first public issuance or filing with the United States Securities and Exchange Commission (whichever just occurred) of the financial document embodying such financial reporting requirement. A Participant shall reimburse the Company the amount of any payment in settlement of an award under the Plan to the extent required by federal law and on such basis as the Committee determines.

(b) In addition, any Evidence of Award may reference a clawback policy of the Company or provide for the cancellation or forfeiture of an award or the forfeiture and repayment to the Company of any gain related to an award, or other provisions intended to have a similar effect, upon such terms and conditions as may be determined by the Committee from time to time, if a Participant, either (a) during employment or other service with the Company or a Subsidiary, or (b) within a specified period after termination of such employment or service, engages in any detrimental activity, as described in the applicable Evidence of Award or such clawback policy. In addition, notwithstanding anything in this Plan to the contrary, any Evidence of Award or such clawback policy may also provide for the cancellation or forfeiture of an award or the forfeiture and repayment to the Company of any Common Stock issued under and/or any other benefit related to an award, or other provisions intended to have a similar effect, including upon such terms and conditions as may be required by the Committee or under Section 10D of the Exchange Act and any applicable rules or regulations promulgated by the Securities and Exchange Commission or any national securities exchange or national securities association on which the shares of Common Stock may be traded.

13. **Non-U.S. Participants.** In order to facilitate the making of any grant or combination of grants under this Plan, the Committee may provide for such special terms for awards to Participants who are foreign nationals or who are employed by the Company or any Subsidiary outside of the United States of America or who provide services to the Company or any Subsidiary under an agreement with a foreign nation or agency, as the Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Committee may approve such supplements to or amendments, restatements or alternative versions of this Plan (including sub-plans) (to be considered part of this Plan) as it may consider necessary or appropriate for such purposes, without thereby affecting the terms of this Plan as in effect for any other purpose, and the secretary or other appropriate officer of the Company may certify any such document as having been approved and adopted in the same manner as this Plan. No such special terms, supplements, amendments or restatements, however, will include any provisions that are inconsistent with the terms of this Plan as then in effect unless this Plan could have been amended to eliminate such inconsistency without further approval by the Stockholders.

14. **Transferability.**

(a) Except as otherwise determined by the Committee, and subject to compliance with **Section 16(b)** of this Plan and Section 409A of the Code, no Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Share, Performance Unit, Cash-Based Award, award contemplated by **Section 9** of this Plan or dividend equivalents paid with respect to awards made under this Plan will be transferable by the Participant except by will or the laws of descent and distribution. In no event will any such award granted under this Plan be transferred for value. Where transfer is permitted, references to "Participant" shall be construed, as the Committee deems appropriate, to include any permitted transferee to whom such award is transferred. Except as otherwise determined by the Committee, Options and Stock Appreciation Rights will be exercisable during the Participant's lifetime only by him or her or, in the event of the Participant's legal incapacity to do so, by his or her guardian or legal representative acting on behalf of the Participant in a fiduciary capacity under state law or court supervision.

(b) The Committee may specify on the Date of Grant that part or all of the shares of Common Stock that are (i) to be issued or transferred by the Company upon the exercise of Options or Stock Appreciation Rights, upon the termination of the Restriction Period applicable to Restricted Stock Units or upon payment under any grant of Performance Shares or Performance Units or (ii) no longer subject to the substantial risk of forfeiture and restrictions on transfer referred to in **Section 6** of this Plan, will be subject to further restrictions on transfer, including minimum holding periods.

15. **Withholding Taxes.** To the extent that the Company is required to withhold federal, state, local or foreign taxes or other amounts in connection with any payment made or benefit realized by a Participant or other person under this Plan, and the amounts available to the Company for such withholding are insufficient, it will be a condition to the receipt of such payment or the realization of such benefit that the Participant or such other person make arrangements satisfactory to the Company for payment of the balance of such taxes or other amounts required to be withheld, which arrangements (in the discretion of the Committee) may include relinquishment of a portion of such benefit. If a Participant's benefit is to be received in the form of Common Stock, and such Participant fails to make arrangements for the payment of taxes or other amounts, then, unless otherwise determined by the Committee, the Company will withhold Common Stock having a value equal to the amount required to be withheld. Notwithstanding the foregoing, when a Participant is required to pay the Company an amount required to be withheld under applicable income, employment, tax or other laws, the Participant may elect, unless otherwise determined by the Committee, to satisfy the obligation, in whole or in part, by having withheld, from the Common Stock required to be delivered to the Participant, Common Stock having a value equal to the amount required to be withheld or by delivering to the Company other Common Stock held by such Participant. The Common Stock used for tax or other withholding will be valued at an amount equal to the fair market value of such Common Stock on the date the benefit is to be included in Participant's income. In no event will the fair market value of the Common Stock to be withheld and delivered pursuant to this **Section 15** exceed the minimum amount required to be withheld, unless (i) an additional amount can be withheld and not result in adverse accounting consequences, and (ii) such additional withholding amount is authorized by the Committee. Participants will also make such arrangements as the Company may require for the payment of any withholding tax or other obligation that may arise in connection with the disposition of Common Stock acquired upon the exercise of Options.

16. **Compliance with Section 409A of the Code.**

    (a) To the extent applicable, it is intended that this Plan and any grants made hereunder comply with the provisions of Section 409A of the Code, so that the income inclusion provisions of Section 409A(a)(1) of the Code do not apply to the Participants. This Plan and any grants made hereunder will be administered in a manner consistent with this intent. Any reference in this Plan to Section 409A of the Code will also include any regulations or any other formal guidance promulgated with respect to such section by the U.S. Department of the Treasury or the Internal Revenue Service.

    (b) Neither a Participant nor any of a Participant's creditors or beneficiaries will have the right to subject any deferred compensation (within the meaning of Section 409A of the Code) payable under this Plan and grants hereunder to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment. Except as permitted under Section 409A of the Code, any deferred compensation (within the meaning of Section 409A of the Code) payable to a Participant or for a Participant's benefit under this Plan and grants hereunder may not be reduced by, or offset against, any amount owed by a Participant to the Company or any of its Subsidiaries.

    (c) If, at the time of a Participant's separation from service (within the meaning of Section 409A of the Code), (i) the Participant will be a specified employee (within the meaning of Section 409A of the Code and using the identification methodology selected by the Company from time to time) and (ii) the Company makes a good faith determination that an amount payable hereunder constitutes deferred compensation (within the meaning of Section 409A of the Code) the payment of which is required to be delayed pursuant to the six-month delay rule set forth in Section 409A of the Code in order to avoid taxes or penalties under Section 409A of the Code, then the Company will not pay such amount on the otherwise scheduled payment date but will instead pay it, without interest, on the tenth business day of the seventh month after such separation from service.

    (d) Solely with respect to any award that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that is payable on account of a Change in Control (including any installments or stream of payments that are accelerated on account of a Change in Control), a Change in Control shall occur only if such event also constitutes a "change in the ownership," "change in effective control," and/or a "change in the ownership of a substantial portion of assets" of the Company as those terms are defined under Treasury Regulation §1.409A-3(i)(5), but only to the extent necessary to establish a time and form of payment that complies with Section 409A of the Code, without altering the definition of Change in Control for any purpose in respect of such award.

    (e) Notwithstanding any provision of this Plan and grants hereunder to the contrary, in light of the uncertainty with respect to the proper application of Section 409A of the Code, the Company reserves the right to make amendments to this Plan and grants hereunder as the Company deems necessary or desirable to avoid the imposition of taxes or penalties under Section 409A of the Code. In any case, a Participant will be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on a Participant or for a Participant's account in connection with this Plan and grants hereunder (including any taxes and penalties under Section 409A of the Code), and neither the Company nor any of its affiliates will have any obligation to indemnify or otherwise hold a Participant harmless from any or all of such taxes or penalties.

17. **Amendments.**

(a) The Board may at any time and from time to time amend this Plan in whole or in part; provided, however, that if an amendment to this Plan, for purposes of applicable stock exchange rules and except as permitted under **Section 11** of this Plan, (i) would materially increase the benefits accruing to Participants under this Plan, (ii) would materially increase the number of securities which may be issued under this Plan, (iii) would materially modify the requirements for participation in this Plan, or (iv) must otherwise be approved by the Stockholders in order to comply with applicable law or the rules of the New York Stock Exchange or, if the Common Stock is not traded on the New York Stock Exchange, the principal national securities exchange upon which the Common Stock is traded or quoted, all as determined by the Board, then, such amendment will be subject to Stockholder approval and will not be effective unless and until such approval has been obtained.

(b) Except in connection with a corporate transaction or event described in **Section 11** of this Plan or in connection with a Change in Control, the terms of outstanding awards may not be amended to reduce the Option Price of outstanding Options or the Base Value of outstanding Stock Appreciation Rights, or cancel outstanding "underwater" Options or Stock Appreciation Rights (including following a Participant's voluntary surrender of "underwater" Options or Stock Appreciation Rights) in exchange for cash, other awards or Options or Stock Appreciation Rights with an Option Price or Base Value, as applicable, that is less than the Option Price of the original Options or Base Value of the original Stock Appreciation Rights, as applicable, without Stockholder approval. This **Section 17(b)** is intended to prohibit the repricing of "underwater" Options and Stock Appreciation Rights and will not be construed to prohibit the adjustments provided for in **Section 11** of this Plan. Notwithstanding any provision of this Plan to the contrary, this **Section 17(b)** may not be amended without approval by the Stockholders.

(c) If permitted by Section 409A of the Code, but subject to the paragraph that follows, including in the case of termination of employment or service, or in the case of unforeseeable emergency or other circumstances or in the event of a Change in Control, to the extent a Participant holds an Option or Stock Appreciation Right not immediately exercisable in full, or any Restricted Stock as to which the substantial risk of forfeiture or the prohibition or restriction on transfer has not lapsed, or any Restricted Stock Units as to which the Restriction Period has not been completed, or any Cash-Based Awards, Performance Shares or Performance Units which have not been fully earned, or any dividend equivalents or other awards made pursuant to **Section 9** of this Plan subject to any vesting schedule or transfer restriction, or who holds Common Stock subject to any transfer restriction imposed pursuant to **Section 14(b)** of this Plan, the Committee may, in its sole discretion, provide for continued vesting or accelerate the time at which such Option, Stock Appreciation Right or other award may vest or be exercised or the time at which such substantial risk of forfeiture or prohibition or restriction on transfer will lapse or the time when such Restriction Period will end or the time at which such Cash-Based Awards, Performance Shares or Performance Units will be deemed to have been earned or the time when such transfer restriction will terminate or may waive any other limitation or requirement under any such award.

(d) Subject to **Section 17(b)** of this Plan, the Committee may amend the terms of any award theretofore granted under this Plan prospectively or retroactively. Except for adjustments made pursuant to **Section 11** of this Plan, no such amendment will materially impair the rights of any Participant without his or her consent. The Board may, in its discretion, terminate this Plan at any time. Termination of this Plan will not affect the rights of Participants or their successors under any awards outstanding hereunder and not exercised in full on the date of termination.

18. **Governing Law.** This Plan and all grants and awards and actions taken hereunder will be governed by and construed in accordance with the internal substantive laws of the State of Delaware.

19. **Effective Date/Termination.** This Plan will be effective as of the Effective Date. No grants will be made on or after the Predecessor Plan Termination Date under the Predecessor Plan, provided that outstanding awards granted under the Predecessor Plan will continue thereafter in accordance with their terms. No grant will be made under this Plan on or after the tenth anniversary of the Effective Date, but all grants made prior to such date will continue in effect thereafter subject to the terms thereof and of this Plan. For clarification purposes, the terms and conditions of this Plan shall not apply to or otherwise impact previously granted and outstanding awards under the Predecessor Plan, as applicable.

20. **Miscellaneous Provisions.**

(a) The Company will not be required to issue any fractional shares of Common Stock pursuant to this Plan. The Committee may provide for the elimination of fractions or for the settlement of fractions in cash.

(b) This Plan will not confer upon any Participant any right with respect to continuance of employment or other service with the Company or any Subsidiary, nor will it interfere in any way with any right the Company or any Subsidiary would otherwise have to terminate such Participant's employment or other service at any time.

(c) Except with respect to **Section 20(e)** of this Plan, to the extent that any provision of this Plan would prevent any Option that was intended to qualify as an Incentive Stock Option from qualifying as such, that provision will be null and void with respect to such Option. Such provision, however, will remain in effect for other Options and there will be no further effect on any provision of this Plan.

(d) No award under this Plan may be exercised by the holder thereof if such exercise, and the receipt of cash or shares thereunder, would be, in the opinion of counsel selected by the Company, contrary to law or the regulations of any duly constituted authority having jurisdiction over this Plan.

(e) Absence on leave approved by a duly constituted officer of the Company or any of its Subsidiaries will not be considered interruption or termination of service of any employee for any purposes of this Plan or awards granted hereunder.

(f) No Participant will have any rights as a Stockholder with respect to any Common Stock subject to awards granted to him or her under this Plan prior to the date as of which he or she is actually recorded as the holder of such Common Stock upon the share records of the Company.

(g) The Committee may condition the grant of any award or combination of awards authorized under this Plan on the surrender or deferral by the Participant of his or her right to receive a cash bonus or other compensation otherwise payable by the Company or a Subsidiary to the Participant.

(h) Except with respect to Options and Stock Appreciation Rights, the Committee may permit Participants to elect to defer the issuance of Common Stock under this Plan pursuant to such rules, procedures or programs as it may establish for purposes of this Plan and which are intended to comply with the requirements of Section 409A of the Code. The Committee also may provide that deferred issuances and settlements include the crediting of dividend equivalents or interest on the deferral amounts.

(i) If any provision of this Plan is or becomes invalid or unenforceable in any jurisdiction, or would disqualify this Plan or any award under any law deemed applicable by the Committee, such provision will be construed or deemed amended or limited in scope to conform to applicable laws or, in the discretion of the Committee, it will be stricken and the remainder of this Plan will remain in full force and effect. Notwithstanding anything in this Plan or an Evidence of Award to the contrary, nothing in this Plan or in an Evidence of Award prevents a Participant from providing, without prior notice to the Company, information to governmental authorities regarding possible legal violations or otherwise testifying or participating in any investigation or proceeding by any governmental authorities regarding possible legal violations, and for purpose of clarity a Participant is not prohibited from providing information voluntarily to the Securities and Exchange Commission pursuant to Section 21F of the Exchange Act.

21. **Share-Based Awards in Substitution for Awards Granted by Another Company.** Notwithstanding anything in this Plan to the contrary:

(a) Awards may be granted under this Plan in substitution for or in conversion of, or in connection with an assumption of, stock options, stock appreciation rights, restricted stock, restricted stock units or other share or share-based awards held by awardees of an entity engaging in a corporate acquisition or merger transaction with the Company or any Subsidiary. Any conversion, substitution or assumption will be effective as of the close of the merger or acquisition, and, to the extent applicable, will be conducted in a manner that complies with Section 409A of the Code. The awards so granted may reflect the original terms of the awards being assumed or substituted or converted for and need not comply with other specific terms of this Plan, and may account for Common Stock substituted for the securities covered by the original awards and the number of shares subject to the original awards, as well as any exercise or purchase prices applicable to the original awards, adjusted to account for differences in stock prices in connection with the transaction.

(b) In the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary merges has shares available under a pre-existing plan previously approved by shareholders and not adopted in contemplation of such acquisition or merger, the shares available for grant pursuant to the terms of such plan (as adjusted, to the extent appropriate, to reflect such acquisition or merger) may be used for awards made after such acquisition or merger under this Plan; provided, however, that awards using such available shares may not be made after the date awards or grants could have been made under the terms of the pre-existing plan absent the acquisition or merger, and may only be made to individuals who were not employees or directors of the Company or any Subsidiary prior to such acquisition or merger.

(c) Any shares of Common Stock that are issued or transferred by, or that are subject to any awards that are granted by, or become obligations of, the Company under **Sections 21(a)** or **21(b)** of this Plan will not reduce the Common Stock available for issuance or transfer under this Plan or otherwise count against the limits contained in **Section 3** of this Plan. In addition, no Common Stock subject to an award that is granted by, or becomes an obligation of, the Company under **Sections 21(a)** or **21(b)** of this Plan, will be added to the aggregate limit contained in **Section 3(a)(i)** of this Plan.

The Southern Company Footprint


PUERTO RICO

Southern Power

- CC Combined-cycle facility
- CT Peaking facility
- S Solar facility
- W Wind facility
- E Energy storage

Southern Company Gas

- LNG LNG facilities
- SE Sequent Energy Management
- SS SouthStar
- Natural gas storage

PowerSecure

- # Owned and/or managed sites per state



Service territories

- Electric
- Gas



Gas pipelines

- Southern Natural Gas
- Southern Company Gas
- Pipeline projects

Our Companies

Electric Utilities

- Alabama Power
- Georgia Power
- Mississippi Power

Southern Company Gas

- Natural gas distribution utilities in Georgia, Illinois, Tennessee and Virginia
- 73,000 miles of state-regulated natural gas distribution pipelines with 2,600 miles of intrastate natural gas transmission infrastructure

Southern Power

- Leading U.S. wholesale energy provider
- About 50 natural gas, wind, solar and biomass projects across U.S.

PowerSecure

- Distributed infrastructure technologies, energy efficiency and utility infrastructure solutions



Southern Company

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